                                                      Registration No. 333-65690
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------
                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
             OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2
                                    --------
        PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                           (Exact Name of Registrant)
                                    --------
                        PRINCIPAL LIFE INSURANCE COMPANY
                              (Name of Depositor)
                                    --------
                                711 High Street
                             Des Moines, Iowa 50309
              (Address of Depositor's Principal Executive Offices)
                                    --------
                                 (515) 247-5111
              (Depositor's Telephone Number, Including Area Code)
                                    --------
                                 Sarah H. Pitts
                        Principal Life Insurance Company
                                711 High Street
                             Des Moines, Iowa 50309
               (Name and Address of agent for service of process)
                                    --------
                  Please send copies of all communications to
                                J. SUMNER JONES
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007-0805
                                    --------

Title and Amount of Securities: Principal Variable Universal Life Accumulator Policy. (Pursuant to Rule 24F-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities being registered.)


Approximate date of proposed public offering: As soon as practicable after the effective date of this filing. The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
 Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                             Cross Reference Sheet

 ITEMS OF FORM N-8B-2                   CAPTIONS IN PROSPECTUS
1                       Cover Page
2                       Cover Page
3                       Not Applicable
4                       Distribution of the Policy
5                       Principal Life Insurance Company Variable Life Separate
                        Account
6(a)                    Not Applicable
6(b)                    Not Applicable
7                       Not Required
8                       Not Required
9                       Legal Proceedings
10(a)                   Ownership, Beneficiary, Assignment
10(b)                   Calculation of Accumulated Value; Unit Values; Net
                        Investment Factor; Valuations in Connection with a
                        Policy; Participating Policy
10(c),10(d)             Summary (Transfers; Policy Loans; Loan Accounts;
                        Surrenders, Charges and Deductions; Death Benefits and
                        proceeds; Maturity Proceeds)
10(e)                   Summary (Premiums, Termination and Reinstatement);
                        Policy Termination and Reinstatement (Policy
                        Termination; Reinstatement)
10(f)                   Other Matters (Voting Rights)
10(g)(1),10(g)(2),      Principal Life Insurance Company Variable Life Separate
10(h)(1),10(h)(2)       Account; General Provisions (Addition, Deletion or
                        Substitution of Investments)
10(g)(3),10(g)(4),      Not Applicable
10(h)(3),10(h)(4)
10(i)                   Principal Life Insurance Company Variable Life Separate
                        Account, The Policy (Policy Values); General Provisions
                        (Addition, Deletion or Substitution of Investments);
                        General Provisions (Optional Insurance Benefits);
                        Federal Tax Matters
11                      Principal Life Insurance Company Variable Life Separate
                        Account; General Provisions (Addition, Deletion or
                        Substitution of Investments)

12(a)                   Cover page
12(b)                   Not Applicable
12(c)                   Principal Life Insurance Company Variable Life Separate
                        Account; The Funds
12(d)                   Distribution of the Policy
12(e)                   Principal Life Insurance Company Variable Life Separate
                        Account
13(a)                   Principal Life Insurance Company Variable Life Separate
                        Account; Charges and Deductions
13(b),13(c),            Summary (Charges and Deductions); Charges and
13(d),13(e),13(f),13(g) Deductions
14                      The Policy (To buy a Policy); Distribution of the
                        Policy
15                      Summary (Premiums); The Policy (Payment of Premiums;
                        Premium Limitations; Allocation of Premiums)
16                      Summary (The Policy); Principal Life Insurance Company
                        Variable Life Separate Account; The Policy (Policy
                        Values); General Provisions (Addition, Deletion or
                        Substitution of Investments)
17(a),17(b),17(c)       Captions referenced under Items 10(c), 10(d), 10(e),
                        and 10(i) above
18(a)                   Summary (Policy Value); The Policy (Policy Values)
18(b)                   Summary (Policy Value); The Policy (Policy Values)
18(c)                   Summary (Policy Loans); The Policy (Policy Values;
                        Policy Loans; Loan Account)
18(d)                   Not Applicable
19                      Other Matters (Voting Rights; Statement of Values)
20(a),20(b)             Principal Life Insurance Company Variable Life Separate
                        Account; General Provisions (Addition, Deletion or
                        Substitution of Investments); Other Matters (Voting
                        Rights)
20(c),20(d),            Not Applicable
20(e),20(f)
21(a),21(b)             Summary (Policy Loans); The Policy (Policy Values;
                        Policy Loans)
21(c)                   Summary (Policy Value; Policy Loans); The Policy
                        (Policy Values; Policy Loans)
22                      General Provisions (The Contract; Incontestability)
23                      Not Applicable
24                      Summary
25                      The Company
26                      Summary (Investment Account); The Policy (Investment
                        Account Transfers)
27                      The Company
28                      Officers and Directors of Principal Life Insurance
                        Company
29                      The Company
30                      Not Applicable
31                      Not Applicable
32                      Not Applicable
33                      Not Applicable

                 PRINCIPAL VARIABLE UNIVERSAL LIFE ACCUMULATOR

                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY


The Principal Variable Universal Life Accumulator Insurance Policy (the
"Policy") is issued by Principal Life Insurance Company (the "Company"). The Policy provides:
 . a death benefit payable on the death of the insured;
 . policy loans; and
 . a net surrender value which may be accessed by a partial or total surrender of the Policy.

This prospectus provides information that you should know before buying a Policy. It is accompanied by a current prospectus for the underlying mutual funds that are available under the Policy. Please read these prospectuses carefully and keep them for future reference.


The investment options available under the Policy are:

    Principal Variable Contracts       AIM V.I. Growth Fund
    Fund, Inc.
     Asset Allocation Account          AIM V.I. Growth and Income Fund
     Balanced Account                  AIM V.I. Value Fund
     Bond Account                      American Century Variable Portfolios,
                                       Inc.
     Capital Value Account              VP Income & Growth
     Equity Growth Account              VP Ultra
     Government Securities Account     Dreyfus Investment Portfolios
     Growth Account                     Founders Discovery Portfolio
     International Account             Fidelity Variable Insurance Products
                                       Fund II
     International SmallCap Account     Contrafund/(R)/ Portfolio
     LargeCap Growth Account           Fidelity Variable Insurance Products
                                       Fund
     LargeCap Stock Index Account       Equity-Income Portfolio
     MicroCap Account                   High Income Portfolio
     MidCap Account                    INVESCO VIF - Dynamics Fund
     MidCap Growth Account             INVESCO VIF - Health Sciences Fund
     MidCap Growth Equity Account      INVESCO VIF - Small Company Growth
     MidCap Value Account              INVESCO VIF - Technology Fund
     Money Market Account              Janus Aspen Series
     Real Estate Account                Aggressive Growth Portfolio
     SmallCap Account                  Putnam Variable Trust
     SmallCap Growth Account            Global Asset Allocation Fund
     SmallCap Value Account             Vista Fund
     Utilities Account                  Voyager Fund


As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage.

This Policy is NOT:
 . a bank deposit
 . endorsed by a bank or government agency
 . federally insured

The Policy involves investment risk, including possible loss of principal.


You should be aware that the Securities and Exchange Commission ("SEC") has not reviewed the Policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It is a criminal offense to say otherwise.


                  This prospectus is dated November 19, 2001.



The Policy offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

                               TABLE OF CONTENTS


GLOSSARY................................................................4

SUMMARY.................................................................6

THE COMPANY.............................................................11

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT.........11

THE FUNDS...............................................................12

THE POLICY..............................................................19

DEATH BENEFITS AND RIGHTS...............................................26

CHARGES AND DEDUCTIONS..................................................30

THE FIXED ACCOUNT.......................................................33

POLICY TERMINATION AND REINSTATEMENT....................................34

OTHER MATTERS...........................................................35

GENERAL PROVISIONS......................................................37

OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION..............41

EXECUTIVE OFFICERS OF PRINCIPAL LIFE INSURANCE COMPANY (OTHER THAN DIRECTORS) 42

DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY...........................42

DISTRIBUTION OF THE POLICY..............................................43

STATE REGULATION........................................................44

FEDERAL TAX MATTERS.....................................................44

FINANCIAL STATEMENTS....................................................47

APPENDIX A..............................................................177

APPENDIX B..............................................................184

GLOSSARY


ADJUSTMENT - change to your Policy resulting from an increase or decrease in policy face amount or a change in: smoking status; death benefit option; rating or riders.


ADJUSTMENT DATE - the monthly date on or next following the Company's approval of a requested adjustment.


ATTAINED AGE - the insured's age on the birthday on or preceding the last policy anniversary.


BUSINESS DAY - any date that the New York Stock Exchange is open for trading and trading is not restricted.


DIVISION - a part of the Separate Account which invests in shares of a mutual fund.


EFFECTIVE DATE - the date on which all requirements for issuance of a Policy have been satisfied.


FIXED ACCOUNT - that part of the dollar amount in the Policy that reflects value in the General Account of the Company.


GENERAL ACCOUNT - assets of the Company other than those allocated to any of our Separate Accounts.


INSURED - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner.


LOAN ACCOUNT - that part of the dollar amount in the Policy that reflects the value transferred from the division(s) and/ or Fixed Account as collateral for a policy loan.


MONTHLY DATE - the day of the month which is the same day as the policy date.
     Example: If the policy date is September 5, 2002, the first monthly date is October 5, 2002.

MONTHLY POLICY CHARGE - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the monthly administration charge and asset based charge in effect on the monthly date.


MUTUAL FUND - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.


NET POLICY VALUE - the policy value minus any policy loans and unpaid loan interest.


NET PREMIUM - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions and/or Fixed Account.


NET SURRENDER VALUE - surrender value minus any policy loans and unpaid loan interest.


NOTICE - any form of communication received in our home office which provides the information we need which may be in writing or another manner which we approve in advance.


OWNER - the person, including joint owner, who owns all the rights and privileges of this Policy.


POLICY DATE - the date from which monthly dates, policy years and policy anniversaries are determined.


POLICY VALUE - an amount equal to the Fixed Account value plus the division value(s) plus the Loan Account value.

POLICY YEAR - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.
     Example: If the policy date is September 5, 2002, the first policy year ends on September 4, 2003. The first policy anniversary falls on September 5, 2003.

PREMIUM EXPENSE CHARGE - the charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.


PRORATED BASIS - in the proportion that the value of a particular division or the Fixed Account bears to the total value of all divisions and the Fixed Account.


SURRENDER VALUE - policy value minus any surrender charge.


TARGET PREMIUM - a premium amount which is used to determine any applicable surrender charge under a Policy. Target premiums are provided in Appendix B.


TOTAL FACE AMOUNT - policy face amount plus face amount of the supplemental benefit rider, if any.


UNIT - the accounting measure used to calculate the value of the divisions.


VALUATION DATE - each day the New York Stock Exchange ("NYSE") is open.


VALUATION PERIOD - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.


WRITTEN REQUEST - actual delivery to the Company at our office of a written notice or request, signed and dated, on a form we supply or approve.


Your notices may be mailed to us at:

   Principal Life Insurance Company
   P O Box 9296
   Des Moines, Iowa 50306-9296

SUMMARY


This prospectus describes a flexible variable universal life policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.


THE POLICY

The Policy is designed to provide you with:
 . Insurance protection;
 . a death benefit payable at the death of the insured; and . flexibility in:
  . the amount and frequency of premium payments (subject to certain limitations); and
  . the amount of life insurance proceeds payable under the Policy.

You may allocate your net premium payments to divisions and/or the Fixed Account. All divisions may not be available in all states. A current list of divisions available in your state may be obtained from a sales representative or our home office.


Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.


The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

DIVISION                         THE DIVISION INVESTS IN:
--------                         ------------------------
                                 Principal Variable Contracts Fund, Inc.
 Asset Allocation                 Asset Allocation Account
 Balanced                         Balanced Account
 Capital Value                    Capital Value Account
 Equity Growth                    Equity Growth Account
 Government Securities            Government Securities Account
 Growth                           Growth Account
 International                    International Account
 International SmallCap           International SmallCap Account
 LargeCap                         LargeCap Growth Account
 LargeCap Stock Index             LargeCap Stock Index Account
 MicroCap                         MicroCap Account
 MidCap                           MidCap Account
 MidCap Growth                    MidCap Growth Account
 MidCap Growth Equity             MidCap Growth Equity Account
 MidCap Value                     MidCap Value Account
 Money Market                     Money Market Account
 Real Estate                      Real Estate Account
 SmallCap                         SmallCap Account
 SmallCap Growth                  SmallCap Growth Account
 SmallCap Value                   SmallCap Value Account
 Utilities                        Utilities Account
 AIM V.I. Growth                 AIM V.I. Growth Fund
 AIM V.I. Growth and Income      AIM V.I. Growth and Income Fund
 AIM V.I. Value                  AIM V.I. Value Fund
 American Century VP Income &    American Century VP Income & Growth Fund -
Growth                            Investors Class Shares
 American Century VP Ultra       American Century VP Ultra Fund -
                                  Investor Class Shares
                                 Dreyfus Investment Portfolios - Investor Class
                                 Shares
 DIP Founders Discovery          Founders Discovery Portfolio
                                 Fidelity Variable Insurance Products Fund II -
                                  Initial Class Shares
 Fidelity VIP Contrafund         Contrafund Portfolio
                                 Fidelity Variable Insurance Products Fund -
                                  Initial Class Shares
 Fidelity VIP Equity - Income    Equity Income Portfolio
Fund
 Fidelity VIP High Income        High Income Portfolio
 INVESCO VIF - Dynamics Fund     INVESCO VIF - Dynamics Fund -
                                  Investor Class Shares
 INVESCO VIF - Health Sciences   INVESCO VIF - Health Sciences Fund -
Fund                              Investor Class Shares
 INVESCO VIF - Small Company     INVESCO VIF - Small Company Growth -
Growth Fund                       Investor Class Shares
 INVESCO VIF - Technology Fund   INVESCO VIF - Technology Fund -
                                  Investor Class Shares
                                 Janus Aspen Series - Service Class Shares
 Janus Aspen Aggressive Growth    Aggressive Growth Portfolio
 Putnam VT Global Asset          Putnam VT Global Asset Allocation Fund -
Allocation                        IB Class Shares
 Putnam VT Vista                 Putnam VT Vista Fund - IB Class Shares
 Putnam VT Voyager               Putnam VT Voyager Fund - IB Class Shares

PREMIUMS
The Company guarantees that the Policy will stay in force for the first five policy years if you have paid enough premium to meet the no lapse guarantee provision (see THE POLICY - Payment of Premiums).

Your initial net premium is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date of the Policy, the money is reallocated using your allocation instructions (see THE POLICY - Allocation of Premiums). Any subsequent net premiums are allocated to divisions and/or the Fixed Account.


POLICY VALUE
Your Policy value is:
 . the value(s) of your division(s)
 . plus the value of your Fixed Account
 . plus the value of your Loan Account.

It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.


FIXED ACCOUNT
The Company guarantees that net premiums allocated to the Fixed Account earn interest at a guaranteed rate. In no event will the guaranteed interest rate be less than 3%, accrued daily, compounded annually.

TRANSFERS
You may transfer amounts between the divisions and/or the Fixed Account.

POLICY LOANS
You may borrow against your policy value any time the Policy has a net surrender value. The minimum amount of a loan is $500.

LOAN ACCOUNT
When you take a policy loan, we establish a Loan Account. We charge interest on your policy loan. An amount equal to the amount of the policy loan is transferred to the Loan Account from your divisions and/or Fixed Account. The Loan Account earns interest.

SURRENDERS (TOTAL AND PARTIAL)

Total Surrender
---------------
 . You may surrender your Policy and receive the net surrender value.
 . We calculate the net surrender value as of the business day we receive your written request.
 . A surrender charge is imposed on total surrenders within ten years of the policy date (another date may apply if the Policy has been reinstated or the policy face amount increased).

Partial Surrender
-----------------
 . After the first policy year, you may request a partial surrender of the net surrender value.
 . The minimum amount of partial surrender is $500.
 . You may make up to two partial surrenders in a policy year the total of which may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).
 . The reduction in total face amount will be made as a last-in, first-out basis.

CHARGES AND DEDUCTIONS

Premium Expense Charge
----------------------
Deductions from premiums during each of the first five years (and with respect to premiums made because of a policy face amount increase, during the first five years after the increase) equal:
 . sales charge of 3.00% of premiums paid
 . plus 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

Deductions after the first five policy years (and after five years of a policy face amount increase) include:
 . 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

Surrender Charges
-----------------
A surrender charge is imposed on policy termination or total surrender during the first ten policy years. A policy face amount increase has its own surrender charge period that begins on the adjustment date. (see CHARGES AND DEDUCTIONS - Surrender Charge).

The surrender charge is a factor of:
 . the Policy's target premiums;
 . the policy holder's age and state of residence; and . the length of time the Policy has been in effect.

Monthly Policy Charges
----------------------
 . Administration charge:
  . The monthly administrative charge is $25.00 per month during the first policy year.
  . After the first policy year, the current administrative charge is $10.00 per month. This charge is guaranteed not to exceed $25.00 per month.
 . Cost of insurance charge.
 . Asset based charge:
  . in the first ten policy years, 0.70% of your value(s) in the division(s) and
    Fixed Account per year;
  . after the tenth policy year, 0.20% of your value(s) in the division(s) and
    Fixed Account per year.
 . Optional benefit rider(s) charge(s).

Other Charges
-------------
 . Policy loan interest of 5.50% annually in policy years 1-10 and 3.8% annually after policy year 10.
 . Investment management fees and other operating expenses for the mutual fund underlying a division.
 . The annual expenses of Underlying Mutual Funds (as a percentage of average net assets) as of December 31, 2000 were:

                                               MANAGEMENT FEES      12B-1        OTHER         TOTAL EXPENSES
 UNDERLYING MUTUAL FUNDS                     AFTER REIMBURSEMENT     FEES       EXPENSES     AFTER REIMBURSEMENT
 -----------------------                     -------------------    -----       --------     -------------------
 Principal Variable Contracts Fund
 Asset Allocation Account                          0.80%            N/A          0.04%           0.84%
 Balanced Account                                  0.58             N/A          0.02            0.60
 Bond Account                                      0.49             N/A          0.02            0.51
 Capital Value Account                             0.59             N/A          0.01            0.60
 Equity Growth Account                             0.72             N/A          0.01            0.73
 Government Securities Account                     0.49             N/A          0.02            0.51
 Growth Account                                    0.59             N/A          0.01            0.60
 International Account                             0.85             N/A          0.05            0.90
 International SmallCap Account                    1.20             N/A          0.24            1.44
 LargeCap Growth Account                           1.05             N/A          0.15            1.20/(1)(2)/
 LargeCap Stock Index Account                      0.29             N/A          0.11            0.40/(1)(2)/
 MicroCap Account                                  0.86             N/A          0.20            1.06/(1)/
 MidCap Account                                    0.60             N/A          0.02            0.62
 MidCap Growth Account                             0.85             N/A          0.11            0.96/(1)/
 MidCap Growth Equity Account                      0.75             N/A          0.34            1.09/(1)(2)/
 MidCap Value Account                              0.96             N/A          0.24            1.20/(1)/
 Money Market Accounts                             0.50             N/A          0.02            0.52
 Real Estate Account                               0.90             N/A          0.09            0.99
 SmallCap Account                                  0.85             N/A          0.05            0.90
 SmallCap Growth Account                           1.00             N/A          0.02            1.02
 SmallCap Value Account                            0.92             N/A          0.24            1.16/(1)/
 Utilities Account                                 0.60             N/A          0.03            0.63

 AIM V.I. Growth Fund                              0.61             N/A          0.22            0.83
 AIM V.I. Growth and Income Fund                   0.60             N/A          0.25            0.85
 AIM V.I. Value Fund                               0.61             N/A          0.23            0.84

 American Century Variable Portfolios, Inc.
 VP Income & Growth Fund                           0.70             N/A          0.00            0.70
 VP Ultra Fund                                     1.00/(3)/        N/A          0.00            1.00

 Dreyfus Investment Portfolios
 Founders Discovery Portfolio                      0.62            0.25/(4)/     0.63            1.50/(5)/

 Fidelity Variable Insurance Fund II
 Fidelity Contrafund                               0.57             N/A          0.09            0.66
 Fidelity Variable Insurance Fund
 Fidelity Equity-Income                            0.48             N/A          0.08            0.56
 Fidelity High Income                              0.58             N/A          0.10            0.68
 INVESCO VIF - Dynamics Fund                       0.75             N/A          0.34            1.09
 INVESCO VIF - Health Sciences Fund                0.75             N/A          0.32            1.07
 INVESCO VIF - Small Company Growth Fund           0.75             N/A          0.68            1.43
 INVESCO VIF - Technology Fund                     0.72             N/A          0.30            1.02

 Janus Aspen Series
 Aggressive Growth                                 0.65            0.25/(4)/     0.02            0.92

 Putnam Variable Trust
 Putnam VT Global Asset Allocation Fund            0.65            0.25/(4)/     0.12            0.94
 Putnam VT Vista Fund                              0.65            0.17/(4)/     0.10            0.82
 Putnam VT Voyager Fund                            0.51            0.20/(4)/     0.04            0.71

  /(1)/ Principal Management Corporation voluntarily agreed to waive a portion of its fee. Before the waiver, the total annual expenses through December 31, 2000 were: LargeCap Growth Account, 1.25%; LargeCap Stock Index Account, 0.46%; MicroCap, 1.20%; MidCap Growth, 1.01%; MidCap Growth Equity, 1.34%; MidCap Value, 1.29%; and SmallCap Value Account, 1.34%.
  /(2)/ Principal Management Corporation has voluntarily agreed to reimburse the total annual expenses (if necessary) through April 30, 2002 so that they will not exceed 1.20% for the LargeCap Growth Account; 0.40% for the LargeCap Stock Index Account and 1.10% for the MidCap Growth Equity Account.
  /(3)/ The fund has a stepped fee schedule. As a result, the management fee will decrease as the assets increase, VP Ultra 1.00% of first $20 billion of average net assets, and 0.95% of average net assets over $20 billion.
  /(4)/ The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for recordkeeping, marketing and distribution services.
  /(5)/ The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of a portion of its fees. Without the waiver, the fee would be 1.78%.
  /(6)/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.
  /(7)/ Annual expenses are based upon expenses for the fiscal year ended
    December 31, 2000, restated to reflect a reduction in the management fee for the Janus Aspen Aggressive Growth Portfolio.


DEATH BENEFITS AND PROCEEDS
The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
 . the death benefit plus interest (as explained in DEATH BENEFITS AND RIGHTS -
  Death Proceeds);
 . plus proceeds from any benefit riders on the life of the insured;
 . minus policy loans and unpaid loan interest;
 . minus any overdue monthly policy charges (Overdue monthly policy charges arise when a policy is in a grace period and the policy value is insufficient to cover the monthly cost of insurance or expense charge deductions).


The Policy provides for three death benefit options. You choose an option on your application. Subject to certain conditions, you may change your option after the Policy has been issued.


Death proceeds are paid in cash or applied under a benefit payment option. We pay interest on the death proceeds from the date of death of the insured until the date of payment or application under a benefit payment option.


MATURITY PROCEEDS
If the insured is living on the maturity date, we will pay you (the owner) an amount equal to the net surrender value. The Policy then terminates. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option.

ADJUSTMENT OPTIONS
You may send us a written request to increase or decrease the policy face amount. No request is approved if the Policy is in a grace period or if monthly policy charges are being waived under a rider.

The minimum amount of an increase is $50,000 and is subject to our underwriting guidelines in effect at the time you request the increase.

You may only request a decrease in policy face amount:
 . after the first policy anniversary; and . if the request does not decrease the policy face amount below $100,000.

TERMINATION AND REINSTATEMENT
The Policy terminates when:
 . you make a total policy surrender;
 . death proceeds are paid;
 . maturity proceeds are paid; or
 . you do not make additional premium payments (after the expiration of a 61-day grace period).

Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient values.


TEN DAY EXAMINATION OFFER (FREE-LOOK PROVISION)
 . You may return the Policy during the free-look period that is generally 10 days but may be longer in certain states.
 . We return either all premiums paid or the policy value, whichever is required by applicable state law.

THE COMPANY

The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a directly wholly owned subsidiary of Principal Financial Group, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998. Effective October 26, 2001 Principal Mutual Holding Company converted to a stock company and Principal Financial Group, Inc. completed its initial public offering.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the Securities and Exchange Commission ("SEC"). This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Policy, including the promise to make benefit option payments, are our general corporate obligations. However, the Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Policy are not charged with any liabilities arising out of any other business of the Company.


The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.

THE FUNDS

The funds are mutual funds registered under the Investment Company Act of 1940 as open-end diversified management investment companies. The funds provide the investment vehicles for the divisions. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available from a sales representative or our home office.

The following is a brief summary of the investment objectives of each division:


ASSET ALLOCATION DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Asset Allocation
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total investment return consistent with the preservation of capital. The Account intends to pursue a flexible investment policy in seeking to achieve this investment objective.

BALANCED DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Balanced Account INVESTMENT ADVISOR: (equity securities portion) Invista Capital
                Management, LLC through a sub-advisory agreement
                (fixed-income securities portion) Principal Capital Income Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total return consisting of current income and capital appreciation while assuming reasonable risks in furtherance of this objective.

BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital of appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Capital Income Investors, LLC
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal. The Account seeks to achieve its objective through the purchase of obligations issued or guaranteed by the United States Government or its agencies. Account shares are not guaranteed by the United States Government.

GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-United States companies with comparatively smaller market capitalizations.

LARGECAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Account
              INVESTMENT ADVISOR: Janus Capital Corporation through a
                sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of growth companies with market capitalization of greater than $10 billion.

LARGECAP STOCK INDEX DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Stock
                Index Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account attempts to mirror the investment results of the Standard & Poor's 500 Index.

MICROCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MicroCap Account INVESTMENT ADVISOR: Goldman Sachs Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in value and growth oriented companies with small market capitalizations, generally less than $700 million.

MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MIDCAP GROWTH EQUITY DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Equity Account
              INVESTMENT ADVISOR: Turner Investment Partners, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to achieve long-term growth of capital by investing primarily in medium capitalization U.S. companies with strong earnings growth potential.

MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and market capitalizations in the $1 billion to $10 billion range.

MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

REAL ESTATE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: Berger LLC through a sub-advisory agreement INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

UTILITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Utilities Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek to provide current income and long-term growth of income and capital by investing primarily in equity and fixed- income securities of companies in the public utilities industry.

AIM V.I. GROWTH DIVISION

              INVESTS IN: AIM V.I. Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital.

AIM V.I. GROWTH AND INCOME DIVISION

              INVESTS IN: AIM V.I. Growth and Income Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital with a secondary objective of current income.

AIM V.I. VALUE DIVISION

              INVESTS IN: AIM V.I. Value Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Income is a secondary objective.

AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income &
                Growth
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth.

DIP FOUNDERS DISCOVERY DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Discovery
                Portfolio
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks capital appreciation. To pursue this goal, the portfolio invests primarily in equity securities of small, U.S. based companies which are characterized as "growth" companies.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP II Contrafund Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: to seek long-term capital appreciation.

FIDELITY VIP EQUITY - INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity - Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: to seek reasonable income by investing primarily in income-producing equity securities.

FIDELITY VIP HIGH INCOME DIVISION

              INVESTS IN: Fidelity VIP High Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: to seek a high level of current income by investing primarily in high yielding, lower quality, fixed income securities, while also considering growth of capital.

INVESCO VIF - DYNAMICS DIVISION

              INVESTS IN: INVESCO VIF - Dynamics Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - HEALTH SCIENCES DIVISION

              INVESTS IN: INVESCO VIF - Health Sciences Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - SMALL COMPANY GROWTH DIVISION

              INVESTS IN: INVESCO VIF - Small Company Growth Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - TECHNOLOGY DIVISION

              INVESTS IN: INVESCO VIF - Technology Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

JANUS ASPEN AGGRESSIVE GROWTH DIVISION

              INVESTS IN: Janus Aspen Series Aggressive Growth Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

PUTNAM VT GLOBAL ASSET ALLOCATION DIVISION

              INVESTS IN: Putnam VT Global Asset Allocation Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek a high level of long-term total return consistent with preservation of capital.

PUTNAM VT VISTA DIVISION

              INVESTS IN: Putnam VT Vista Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek capital appreciation.

PUTNAM VT VOYAGER DIVISION

              INVESTS IN: Putnam VT Voyager Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek capital appreciation.

An Investment Advisor agrees to provide investment advisory services for a specific underlying Mutual Fund. For these services, the Investment Advisor is paid a fee.


The Company purchases and sells fund shares for the Separate Account at their net asset value without any sales or redemption charge. The Separate Account has divisions that correspond to interests in the underlying mutual funds. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.


THE POLICY


The descriptions that follow are based on provisions of the Policy offered by this prospectus.


TO BUY A POLICY
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum policy face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum policy face amount. The increased minimum face amount would apply only to Policies issued after the effective date of the increase.


To issue a Policy, we require that the insured be age 85 or younger as of the policy date. Other underwriting restrictions may apply.


An applicant for the Policy must:
 . furnish satisfactory evidence of insurability of the insured; and . meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, you must send a payment with your completed application. The amount is shown on the policy illustration provided to you by your registered representative. If this amount is submitted with the application, a conditional receipt is given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.


We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met.


Policy Date
-----------
If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a COD basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. Your policy date is shown on the current data pages. Current data pages are the most recent policy specification pages issued to a policy owner and located in the policy.

Upon specific request and our approval, your Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.

Effective Date
--------------
The Policy date and the effective date are the same unless:
 . a backdated Policy date is requested; or . a Policy is applied for on a COD basis (the effective date is the date we received at least the monthly policy charge); or . application amendments are required (the effective date is the date we receive, review and accept amendments).

The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before the owner actually receives the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).


PAYMENT OF PREMIUMS
The amount and frequency of your premium payments affects the policy value, the net surrender value and how long the Policy remains in force. After the initial premium, you may determine the amount and timing of subsequent premium payments within certain restrictions. The no lapse guarantee premium is shown on the current data pages for your Policy. You must pay premiums to us at our home office, Principal Life Insurance Company, 801 Grand (IDPC), Des Moines, Iowa
 50392.

The planned periodic premium schedule reflects the premiums the policy owner PLANS to pay at the time the contract is issued. Determination of whether the no-lapse guarantee remains in effect is based on the ACTUAL premiums paid.


The no-lapse guarantee provision provides that, subject to satisfaction of the no-lapse premium requirement, the policy will not terminate during the first five policy years even if the policy's net surrender value is insufficient to cover the monthly policy charge.


The no-lapse guarantee premium requirement requires that (a minus b) is greater than or equal to (c) where:
 . (a) is the sum of premiums paid;
 . (b) is the sum of all existing policy loans, unpaid loan interest and partial surrenders; and
 . (c) is the sum of the no lapse guarantee monthly premiums since the policy date to the most recent monthly date.

No-lapse guarantee premiums are per $1000 of face amount and vary by issue age, gender and smoking status.* There are no policy charges for the no-lapse guarantee.


The death benefit guarantee rider provides that, subject to satisfaction of the death benefit guarantee requirement, the policy will not terminate prior to the later of the insured attaining age 65 or 5 years from policy issue even if the policy's net surrender value is insufficient to cover the monthly policy charge.


The death benefit guarantee premium requirement requires that (a minus b) is greater than or equal to (c) where:
 . (a) is the sum of premiums paid;
 . (b) is the sum of all existing policy loans, unpaid loan interest and partial surrenders; and
 . (c) is the sum of the death benefit guarantee monthly premiums since the policy date to the most recent monthly date.

Death benefit guarantee premiums are per $1000 of face amount and vary by issue age and gender.* There are no policy charges for the death benefit guarantee. The death benefit guarantee coverage period is limited to a maximum of 20 years in New Jersey and Texas.


Preauthorized withdrawals may be set up on a monthly basis (to allow us to automatically deduct premium payments from your checking or other financial institution account). We send premium reminder notices to you if you establish an annual, semiannual or quarterly premium payment schedule. You may also make unscheduled payments to us at our home office or by payroll deduction (where permitted by state law and approved by us).


    * NOTE: The amounts of the no-lapse guarantee premium and the death benefit guarantee premium are different due to the length of the guarantee periods provided by each. The no-lapse guarantee premium provides a guarantee that the Policy will not lapse during the first five policy years. The death benefit guarantee premium provides a guarantee that the Policy will not lapse during the later of the first five policy years or the insured's age 65. Since the death benefit guarantee can provide a longer no-lapse guarantee, the death benefit guarantee premium is higher than no-lapse guarantee premium.

      Using the same scenario (Male, Age 45, Preferred Nonsmoker, $250,000 Level Death Benefit) as in the illustrations in Appendix A, the no-lapse guarantee premium would be $2,333 and the death benefit guarantee premium would be $3,755.

      The insured can choose either the no-lapse guarantee or death benefit guarantee at policy issue based upon the premium they willing to pay. If the insured commits to paying at least the death benefit guarantee premium, they will have a guaranteed no-lapse period that will run longer than period under the no-lapse guarantee.


PREMIUM LIMITATIONS
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the current maximum premium payments allowed for life insurance under the Internal Revenue Code (the "Code"). If you make a premium payment that would result in total premiums exceeding the current maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Any excess will be returned and no further premiums are accepted until allowed by the current maximum premium limitations.

ALLOCATION OF PREMIUMS
Your initial net premium (and other net premiums we receive prior to the effective date and twenty days after the effective date) is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date, the money is reallocated to the divisions and/or to the Fixed Account according to your instructions. Generally, the twenty day period corresponds to the maximum free-look period (except for policies purchased in California by applicants over age 60) (see, Ten Day Examination Offer (Free-Look Provision)). If the twenty-first day is not a business day, the transfer will occur on the first business day following the twenty-first day from the effective date.
     Example: The effective date of your Policy is February 1st. Your net premium is allocated to the Money Market division at the end of the valuation period we receive the premium. At the close of business on February 21st, the net premium is reallocated to the division and/or Fixed Account that you selected.

Net premium payments received after the twenty-day period are allocated to the divisions or to the Fixed Account according to your instructions. For each division and the Fixed Account, the allocation percentage must be zero or a whole number. The total of all the percentages for the divisions and the Fixed Account must equal 100. The percentage allocation for future premium payments may be changed, without charge, at any time by:
 . sending a written request to us;
 . if telephone privileges apply, calling us at 1-800-247-9988; or
 . if internet privileges apply visiting www.principal.com.

The allocation changes are effective at the end of the valuation period in which your new instructions are received.


TEN DAY EXAMINATION OFFER (FREE-LOOK PROVISION)
Under state law, you have the right to return the Policy for any reason during the free-look period and receive your premiums paid. (If you apply for your Policy in California, the amount refunded is described below.) Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the free-look period as shown below.


The free-look period is the later of:
 . 10 days* after the Policy is delivered to you; or . 45 days after you complete the application.
  * Different free-look periods apply if your Policy is issued in: California and you are age 60 and over (30 day free-look period); Colorado (15 day free-look period); or Idaho or North Dakota (20 day free-look period).

If you applied for your Policy in California, the amount refunded is:
 . the policy value as of the date we receive your written request for cancellation;
 . plus the premium expense charge(s) deducted from the premium;
 . plus the monthly policy charge(s) deducted from the policy value.

NOTES:

 . See GENERAL PROVISIONS - Delay of Payments.
 . If the purchase of this Policy is a replacement for another life insurance policy or an annuity contract, different free-look periods may apply. We reserve the right to keep the initial premium payment in the Money Market division longer than 20 days to correspond to the free-look periods of a particular state's replacement requirements.

POLICY VALUES
Your policy value is equal to the sum of the values in your divisions, Fixed Account and Loan Account (see THE FIXED ACCOUNT and THE POLICY - Loan Account). The policy value also reflects your premium payments, partial surrenders, policy loans and the policy expenses deducted from the divisions and the Fixed Account.

There is no guaranteed minimum division value. Its value reflects the investment experience of the division that you choose. It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.


At the end of any valuation period, your value in a division is:
 . the number of units you have in the division
 . multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
 . your initial premium payment (less premium expense charges);
 . plus subsequent premium payments (less premium expense charges);
 . plus transfers from another division or the Fixed Account minus units sold:
 . for partial surrenders from the division;
 . as part of a transfer to another division, the Fixed Account or the Loan
  Account; and
 . to pay monthly policy charges.

Unit values are calculated each valuation date. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:

  [{the share price of the underlying mutual fund at the end of the valuation period before that day's transactions
                                      plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
    the share price of the underlying mutual fund at the end of the previous valuation period after that day's transactions].

When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.

DIVISION TRANSFERS
You may request an unscheduled transfer or set up a periodic transfer by:
 . sending us a written request;
 . calling us if telephone privileges apply (1-800-247-9988); or
 . visiting www.principal.com (if internet privileges apply).

You must specify the dollar amount or percentage to transfer from each division. The transfer is made, and the values determined as of the end of the valuation period in which we receive your request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.


You may not make a transfer to the Fixed Account if:
 . a transfer has been made from the Fixed Account to a division within six months; or
 . immediately after the transfer, the Fixed Account value would be more than $1,000,000 (without our prior approval).

Unscheduled Transfers
---------------------
You may make unscheduled transfers from a division to another division or to the Fixed Account. The minimum transfer amount is the lesser of $100 or the value of your division.

Scheduled Transfers (dollar cost averaging (DCA))
-------------------------------------------------
You may elect to have automatic transfers made on a periodic basis without an additional charge.
 . The amount of the transfer is:
  . the dollar amount you select (the minimum is the lesser of $100 or the value of the division); or
  . a percentage of the division value as of the date you specify (other than the 29th, 30th or 31st).
 . You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly).
 . If the selected date is not a valuation date, the transfer is completed on the next valuation date.
 . The value of the division must be equal to or more than $2,500 when your scheduled transfers begin.
 . Transfers continue until your interest in the division has a zero balance or we receive notice to stop them.
 . We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

FIXED ACCOUNT TRANSFERS
Transfers from your investment in the Fixed Account to your division(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled Fixed Account transfer. You may not make both a scheduled and unscheduled Fixed Account transfer in the same policy year. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

Unscheduled Transfers
---------------------
You may make one unscheduled Fixed Account transfer to a division(s) within the 30 day period following each policy anniversary.
 . You must specify the dollar amount or percentage to be transferred (not to exceed 25% of the Fixed Account value as of the most recent policy anniversary).
 . The minimum transfer amount must be at least $100 (or the entire value of your
  Fixed Account if less).
 . If your Fixed Account value is less than $1,000, you may transfer up to 100% of your Fixed Account.

Scheduled Transfers (dollar cost averaging (DCA))
-------------------------------------------------
You may make scheduled transfers on a monthly basis from the Fixed Account to your division(s) without an additional charge as follows:
 . The value of your Fixed Account must be equal to or more than $2,500 when your scheduled transfers begin. We reserve the right to change this amount but it will never be more than $10,000.
 . The amount of the transfer is:
  . the dollar amount you select (minimum of $100); or . a percentage of the Fixed Account value (the maximum amount of the transfer is 2% of the Fixed Account value as of the specified date) as of the date you specify which may be:
    . the later of the policy date or most recent policy anniversary date; or . the date the Company receives your request.
 . Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
 . If the selected date is not a valuation date, the transfer is completed on the next valuation date.

Scheduled transfers continue until your value in the Fixed Account has a zero balance or we receive your notice to stop them. You may change the amount of the transfer once each policy year by:
 . sending us a written request;
 . calling us if telephone privileges apply (1-800-247-9988); or
 . visiting www.principal.com (if internet privileges apply).

If you stop the transfers, you may not start them again until six months after the last scheduled transfer.


AUTOMATIC PORTFOLIO REBALANCING (APR)
APR allows you to maintain a specific percentage of your policy value in your divisions over time.
     Example: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of your value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

You may elect APR at the time of application or after the Policy has been issued.


APR transfers:
 . do not begin until the expiration of the free-look period;
 . are done without charge;
 . may be done on the frequency you specify:
  . quarterly APR transfers may be done on a calendar year or policy year basis, . semiannual or annual APR transfers may only be done on a policy year basis.
 . may be done:
  . if telephone privileges apply, by calling us at 1-800-247-9988;
  . mailing us your written request;
  . faxing your request to us; or
  . if internet privileges apply, by visiting www.principal.com.
 . The transfers are made at the end of the next valuation period after we receive your instruction.
 . APR is not available for values in the Fixed Account. If you have scheduled transfers from divisions, APR is not available for those divisions.

POLICY LOANS
While your Policy is in effect and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
 . The minimum policy loan is $500.
 . The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.
 . If telephone privileges apply, you may request a policy loan of $5,000 or less by calling us at 1-800-247-9988. If you do not have telephone privileges or are requesting a policy loan of more than $5,000, your request must be made in writing.
 . Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL PROVISIONS - Delay of Payments).
 . Requests for policy loans from any joint owner are binding on all joint owners.

LOAN ACCOUNT
When a policy loan is taken, an amount equal to the loan is transferred from your division(s) and Fixed Account to your Loan Account. Loan Accounts are part of our General Account. You may instruct us on the proportions to be taken from your accounts. If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge. Any loan interest due and unpaid is transferred in the same manner.

Your Loan Account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily and is paid at the end of the policy year.


You are charged interest on your policy loan. During the first ten policy years, the interest rate is 5.50% per year. After policy year ten, the interest rate is 3.80% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the policy loan amount causes additional amounts to be withdrawn from your Fixed Account and/or division(s) and transferred to the Loan Account. Withdrawals are made in the same proportions as described above.


Policy loans and unpaid loan interest reduce your net surrender value. If the net surrender value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination).


While the Policy is in force and before the insured dies, policy loans and loan interest may be repaid as follows:
 . policy loans may be repaid totally or in part;
 . repayments are allocated to the division(s) and Fixed Account in the proportions used for allocation of premium payments; and . payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s) and the interest credited to the Fixed Account. In addition, policy loans and unpaid loan interest are subtracted from:
 . death proceeds at the death of the insured;
 . surrender value upon total surrender or termination of a Policy; and . maturity proceeds payable at maturity.

If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a competent tax advisor.

SURRENDERS
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees.

Total surrender
---------------
You may surrender the Policy on or before the maturity date while the Policy is in effect. You receive the net surrender value at the end of the valuation period during which we receive your surrender request. The net surrender value is the total of the values of your divisions plus your Fixed Account plus your Loan Account minus any applicable surrender charge, policy loans and unpaid loan interest (see CHARGES AND DEDUCTIONS - Surrender Charge).
 . We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the cash surrender value.
 . If the total surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.

Partial surrender
-----------------
After the first policy anniversary and prior to the maturity date, you may surrender a part of the Fixed Account and/or division value by sending us a written request. The surrender is effective as of the end of the valuation period during which we receive your written request for surrender. You may not request more than two partial surrenders in each policy year.

The minimum amount of a partial surrender is $500. The total of your two partial surrenders during a policy year may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year). The partial surrender may not decrease the policy face amount to less than $100,000.


Your policy value is reduced by the amount of the surrender. We surrender units from the division and/or values from the Fixed Account to equal the dollar amount of the surrender request. The surrender is deducted from your Fixed Account value and/or your division(s) according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. Reduction of the total face amount is made on a last-in, first-out basis. No surrender charge is imposed on a partial surrender.


If Option 1 death benefit is in effect, the total face amount is reduced by the amount of the partial surrender. If Option 3 death benefit is in effect, then the total face amount may be reduced by the amount of the partial surrender if the total partial surrenders exceed the premiums paid. Any reduction of the total face amount will be made on a last in, first out basis. Total and partial surrenders from the Policy are generally paid within five business days of our receipt of your written request for surrender. Certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payments).


DEATH BENEFITS AND RIGHTS


DEATH PROCEEDS
If the insured dies before the maturity date, we pay death proceeds.
 . We must receive proof of the death of the insured and all other required documents.
 . Payments are made to your named beneficiary(ies) under your designated death benefit option (see GENERAL PROVISIONS - Beneficiary).

The payments are made in cash lump sum or under a benefit payment option selected by the beneficiary(ies). Death proceeds are calculated as of the date of the insured's death and include:
 . the death benefit described below;
 . plus proceeds from any benefit rider on the insured's life;
 . minus policy loans and unpaid loan interest;
 . minus any overdue monthly policy charges if the insured died during a grace period;
 . plus interest on the death proceeds as required by state law.

DEATH BENEFIT OPTION
You choose death benefit Option 1, Option 2 or Option 3 at the time of application.

Option 1
--------
The death benefit is the greater of 1) the Policy's current face amount, or 2) the Policy value on the date of death multiplied by the applicable percentage. The applicable percentage is 250% for an insured currently age 40 or below. The percentage declines with increasing ages. The death benefit remains level unless the applicable percentage of Policy value exceeds the current face amount (in which case the death benefit varies as the Policy value varies).

Illustration of Option 1
------------------------
Assume that the insured's current age is under age 40, there is no loan amount and the Policy face amount is $500,000.

Under Option 1, the death benefit must be equal or greater than 250% of the Policy value. If the Policy value is more than $200,000, the death benefit is greater than $500,000. Each additional dollar added to the Policy value above $200,000 increases the death benefit by $2.50. If the Policy value exceeds $200,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.


Similarly, if the Policy value exceeds $200,000, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, if the Policy value is reduced from $500,000 to $450,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,250,000 to $1,125,000. However, if at any time the Policy value multiplied by the applicable percentage is less than the face amount, the death benefit equals the current face amount of the Policy.


Option 2
--------
The death benefit is equal to the greater of 1) the current face amount plus the Policy value on the date of death, or 2) the Policy value on the date of death multiplied by the applicable percentage.

Illustration of Option 2
------------------------
Assume that the insured's current age is under 40, there is no loan amount and the Policy face amount is $500,000.

A Policy with a Policy value of $100,000 has a death benefit of $600,000 ($500,000 plus $100,000). A Policy value of $300,000 has a death benefit of $800,000 ($500,000 plus $300,000). The death benefit however must be at least 250% of the Policy value. As a result, if the Policy value exceeds $333,334, the death benefit is greater than the face amount plus Policy value. Each additional dollar of Policy value above $333,334 increases the death benefit by $2.50. If the Policy value exceeds $333,334 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.


If the Policy value exceeds $333,334, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, the Policy value is reduced from $400,000 to $340,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,000,000 to $850,000. However, if the Policy value multiplied by the applicable percentage is less than the Policy face amount plus the Policy value, then the death benefit is the current face amount plus the Policy value.


NOTE: The $333,334 policy value referred to in the death benefit option 2 example is the cut-off above which the policy owner's death benefit is derived by the operation of the death benefit corridor. Taking a $333,334 policy value times the 2.50 corridor factor in the example results in essentially the same $833,334 death benefit as determined by the death benefit option 2 calculation of the $500,000 face amount plus the $333,334 policy value.

Option 3
--------
The death benefit is equal to the greater of 1) the current face amount plus the premiums paid minus the withdrawals up to the date of death, or 2) the Policy value on the date of death multiplied by the applicable percentage.

Illustration of Option 3
------------------------
Assume that the insured's current age is under 40, there is no loan amount and the Policy face amount is $500,000.

A Policy with a Policy value of $100,000, premiums paid to date of $60,000 and withdrawals to date of $20,000 has a death benefit of $540,000 ($500,000 plus $60,000 minus $20,000). A Policy with a Policy value of $300,000, premiums paid to date of $225,000 and withdrawals to date of $75,000 has a death benefit of $650,000 ($500,000 plus $225,000 minus $75,000). The death benefit however must be at least 250% of the Policy value. As a result, if the Policy value exceeds $260,000, the death benefit is greater than the face amount plus premiums paid to date minus withdrawals to date. Each additional dollar of Policy value above $260,000 increases the death benefit by $2.50. If the Policy value exceeds $260,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.


If the Policy value exceeds $260,000, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, the Policy value is reduced from $300,000 to $240,000 because of charges or negative investment performance, the death benefit is reduced from $750,000 to $600,000. However, if the Policy value multiplied by the applicable percentage is less than the Policy face amount plus the premiums paid to date minus the withdrawals to date, then the death benefit is the current face amount plus the premiums paid to date minus the withdrawals to date.



NOTE: The $260,000 policy value referred to in the death benefit option 3 example is the cut-off above which the policy owner's death benefit is derived by the operation of the death benefit corridor. Taking a $260,000 policy value times the 2.50 corridor factor in the example results in the same $650,000 death benefit as determined by the death benefit option 3 calculation of the $500,000 face amount plus the $225,000 of premium less the $75,000 of withdrawals.


The applicable percentage lowers as the insured's age increases. If the current age of the insured in the illustration is 50 (rather than age 40), the applicable percentage would be 185%.

                            APPLICABLE PERCENTAGES*
 (For ages not shown, the applicable percentages decrease by a pro-rata portion for each full year.)

 INSURED'S ATTAINED AGE         PERCENTAGE
 ----------------------         ----------
      40 and under                  250
           45                       215
           50                       185
           55                       150
           60                       130
           65                       120
           70                       115
     75 through 90                  105
      95 and older                  100


    * We reserve the right, where allowed by law, to change or delete the percentages as required by changes to the Internal Revenue Code.

CHANGE IN DEATH BENEFIT OPTION
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. Changing the death benefit option changes the future cost of insurance.

If you change from Option 1 to Option 2, the new total face amount is the old total face amount decreased by the policy value (as of the effective date of the change). The change is not allowed if it would result in a policy face amount of less than $100,000. A change from Option 1 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.


If you change from Option 2 to Option 1, the new total face amount is the old total face amount increased by the policy value (as of the effective date of the change). A change from Option 2 to Option 1 does not require evidence of insurability.


If you change from Option 3 to Option 1, the new total face amount is the old total face amount increased by premiums paid less withdrawals made (as of the effective date of the change). If you change from Option 3 to Option 2, the new policy face amount is the old policy face amount adjusted by premiums paid (less withdrawals made) decreased by the policy value (as of the effective date of the change). A change from Option 3 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.


You may not change from Option 1 to Option 3 or from Option 2 to Option 3.


ADJUSTMENT OPTIONS

Increase in policy face amount
------------------------------
You may request an increase at any time provided that the Policy is not in a grace period, and monthly policy charges are not being waived under a rider. The minimum increase in policy face amount is $50,000. A policy face amount increase request made in the first 60 policy months will increase the no lapse guarantee premium for the remainder of the 60 months.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If your request is not approved, no changes are made to your Policy.


We will approve your request if:
 . the insured is alive at the time of your request; and . the attained age of the insured is 85 or less at the time of the request; and . we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of your request.

The increase in policy face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request. No free-look period applies to an increase in policy face amount.


We calculate an "adjustment conditional receipt premium deposit" (payment that accompanies request) based on your request for an increase. If you make a payment with your adjustment application of at least as much as the adjustment conditional receipt premium deposit, we issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.


Any payment made with the adjustment application is held in our General Account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge, is moved to the divisions and/or Fixed Account. Your current premium allocation percentages are used to make this allocation.

The cost of insurance charge will increase in the event of an increase in a policy's face amount. If there is insufficient value to pay the higher charges after an increase in face amount, the policy will lapse, unless the no-lapse or death benefit guarantees are in effect. The entire policy would be at risk of lapsing, not just the incremental increase in face amount.


Decrease in policy face amount
------------------------------
After the first policy year, you may request a decrease in the policy face amount. No transaction fee is imposed on decreases in the policy face amount. A decrease in face amount lowers the cost of insurance charges. A decrease is requested as follows:
 . the request must be made on an adjustment application;
 . the application must be signed by the owner(s);
 . the policy is not in a grace period;
 . monthly policy charges are not being waived under a waiver rider;
 . the minimum amount of the decrease is $25,000; and . the decrease may not reduce the policy face amount below $100,000.

CHARGES AND DEDUCTIONS


We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated.


PREMIUM EXPENSE CHARGE
When we receive your premium payment, we deduct a premium expense charge. Deductions from premiums during each of the first five years and with respect to premiums made because of a policy face amount increase, during the first five years after the increase, equal:
 . sales load of 3.00% of premiums paid
 . plus 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

Deductions from premiums after the fifth policy year (and after five years of a policy face amount increase) equal:
 . 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

The sales load is intended to pay us for distribution expenses. These expenses include commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Sales loads charged in any policy year are not necessarily related to actual distribution expenses incurred in that year. We expect that the majority of these expenses are incurred in the early years of a Policy and that any deficit is made up during the life of the Policy.


If distribution expenses are more than the sales load (including the sales load portion of the surrender charge), the deficit is made up from our other assets or surplus in our General Account.


MONTHLY POLICY CHARGE
The monthly policy charge is intended to cover certain charges and expenses incurred in connection with the Policy. Deductions are made up of:
 . a charge for the cost of insurance;
 . a charge for any optional benefit added by rider(s);
 . a monthly administration charge; and
 . an asset based charge (applies to the divisions, the Fixed Account, and the Loan Account).

On the policy date and each monthly date thereafter, we deduct the charge from your policy value in the divisions and/ or Fixed Account (but not your Loan Account). The deduction is made using your current monthly policy charge allocation percentages. Your allocation percentages may be:
 . the same as allocation percentages for premium payments;
 . determined on a prorated basis; or
 . determined by any other allocation method which we agree upon.

For each division and/or the Fixed Account, the allocation percentage must be zero or a whole number. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the date we receive the request. If we cannot follow your instructions because of insufficient value in any Fixed Account and/or the division, the monthly policy charge is deducted on a prorated basis.


COST OF INSURANCE CHARGE
Your monthly cost of insurance charge is (a) multiplied by (b) minus (c) where:
 . (a) is the cost of insurance rate described below divided by 1,000;
 . (b) is the death benefit at the beginning of the policy month, divided by
  1.0024663 (the sum of one plus the monthly guaranteed fixed account interest rate); and
 . (c) is the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

The cost of insurance rate is based on the gender*, issue age, duration since issue, smoking status, and risk classification of the insured. We determine the rate based on our expectation as to investment earnings, expenses, mortality and persistency experience. Changes in the cost of insurance rates apply to all individuals of the same age, gender* and risk classification. The rate for the policy face amount will never exceed the rate shown in the Table of Guaranteed Maximum Cost of Insurance Rates in the Policy. The guaranteed maximum cost of insurance rate is based on the gender*, attained age and risk classification of the insured.


Different cost of insurance rates may apply to policy face amount increases and to supplemental benefit riders. The cost of insurance for the increase is based on the insured's gender*, issue age, duration since issue, smoking status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the insured's gender*, attained age and risk classification at the time of the increase.

  * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.


ADMINISTRATION CHARGE

Current charges
---------------
 . The current monthly administrative charge is $25.00 per month during the first policy year.
 . After the first policy year, the administrative charge is $10.00 per month.

Guaranteed administration charges
---------------------------------
In all policy years, the guaranteed maximum monthly administration charge is $25.00 per month.

The monthly administration charge reimburses us for the administrative expenses of the Policy and the Separate Account. Administration expenses do not include the cost of selling the Policy. They do include the costs of: processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes, reporting and overhead. We do not expect to collect more from the administration charges than our actual accumulated expenses.


For Policies sold in New York, both the current and guaranteed administration charges are $8.00 per month.

ASSET BASED CHARGE
The expense risk we assume is that expenses incurred in issuing and administering the policy are greater than we estimated. The Company expects to make a profit from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Each month during the first ten policy years, we deduct a charge for these risks at an annual rate of 0.70% of the value(s) of your division(s) and of the Fixed Account. Each month thereafter, we deduct a charge at an annual rate of 0.20% of the value(s) of your division(s) and of the Fixed Account.


We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.70%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.


SURRENDER CHARGE
Surrender charges vary based on the target premium of the policy and the premiums paid. The charge applies only during the first ten policy years unless there is a policy face amount increase. A policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the policy is the sum of the surrender charges for the policy face amount at issue and each policy face amount increase. The surrender charge is not affected by any decrease in policy face amount or any change in policy face amount resulting from a change of death benefit options.

The surrender charge compensates us for expenses relating to the sale of the Policy. These include commissions, advertising and printing of prospectuses and sales literature. The surrender charge also reimburses us for expenses incurred in issuing the Policy. These expenses include processing the application (primarily underwriting) and setting up records. This charge is intended to cover the average anticipated issue expenses for all Policies. There may not be a direct relationship between the amount of the charge for any given Policy and the amount of expenses attributable to that Policy.


The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.


Surrender charge percentage
---------------------------
The surrender charge is (a) multiplied by (b) multiplied by (c) where:
 . (a) is the target premium shown in Appendix B;
 . (b) is the percentage shown below which varies by issue age (or age at the time of a face amount increase) and state in which the Policy was issued:

                                       OTHER THAN
      ISSUE AGE        NEW YORK         NEW YORK
      ---------        --------         --------
         0-60            100%             100%
        61-65             94              100
        66-70             89              100
        71-75             84              100
        76-80             65               85
        81-85             53               70



 . (c) is the applicable surrender charge percentage shown below:

                  SURRENDER CHARGE PERCENTAGE TABLE
                  ---------------------------------
     NUMBER OF YEARS SINCE POLICY     THE FOLLOWING PERCENTAGE OF
    DATE AND/OR THE ADJUSTMENT DATE   SURRENDER CHARGE IS PAYABLE
    -------------------------------   ---------------------------
              1 through 5                       100.00%
                   6                             95.24
                   7                             85.71
                   8                             71.43
                   9                             52.38
                  10                             28.57
             11 and later                        00.00

OTHER CHARGES
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for each mutual fund are shown in the section entitled THE FUNDS.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:
 . employees, officers, directors, agents and immediate family members of the group or sponsored arrangement, and
 . employees of agents of the Company and its subsidiaries.

Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments).


Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to arrangements.


We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other Policy owners with policies funded with the Separate Account.


In addition, groups and persons buying Policies under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, expanded nonmedical underwriting and guaranteed issue underwriting.


THE FIXED ACCOUNT


You may allocate net premiums and transfers from your division(s) to the Fixed Account. The Fixed Account is part of our General Account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the Fixed Account from our home office or from a sales representative.


Our obligations with respect to the Fixed Account are supported by our General Account. Subject to applicable law, we have sole discretion over the investment of assets in the General Account.


We guarantee that net premiums allocated to the Fixed Account accrue interest daily at an effective annual rate of 3% compounded annually. We may, in our sole discretion, credit interest at a higher rate.

The value of your Fixed Account on any valuation day is:
 . net premiums allocated to the Fixed Account
 . plus transfers from the division(s)
 . plus interest credited to the Fixed Account
 . minus surrenders, surrender charges and monthly policy charges
 . minus transfers to the Loan Account
 . minus transfers to the division(s).
We may defer payment of proceeds payable out of the Fixed Account for a period of up to six months.

POLICY TERMINATION AND REINSTATEMENT


POLICY TERMINATION

No Lapse Guarantee
------------------
If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will stay in force if (a minus b) is greater than or equal to
(c) where:
 . (a) is the sum of the premiums paid;
 . (b) is the sum of all existing policy loans, unpaid loan interest, partial surrenders and transactions charges; and
 . (c) is the sum of the no lapse guarantee premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
 . your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date; or
 . the death benefit guarantee rider is in effect.

Grace Period
------------
The grace period begins when we send you a notice of pending lapse. The notice:
 . is mailed to your last known post office address;
 . shows the minimum payment required to keep the Policy in force; and . shows the 61-day period during which we will accept the required payment.

During the first 60 policy months, the minimum required payment is the greater of (a) or (b) where:
 . (a) is three monthly policy charges divided by (1 minus the maximum premium expense charge), and
 . (b) is three no lapse guarantee monthly premiums.

The determination of three monthly policy charges is made by taking three times the "failed" monthly deduction that could not be made due to insufficient policy value. The maximum premium expense charge is the guaranteed maximum percent of premium expense charge which is 6.45% in all policy years (3% sales charge, 2.2% state and local taxes, 1.25% federal taxes).


After the first 60 policy months, the minimum required premium is (a) plus (b) where:
 . (a) is the amount by which the surrender charge is more than the Policy value on the monthly date on or immediately preceding the start of the grace period, and
 . (b) is three monthly policy charges divided by (1 minus the maximum premium expense charge).

This payment is intended to a) reimburse us for the monthly policy charges during the grace period, and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. To cover past due policy charges, if the grace period ends before we receive the minimum payment, we keep any remaining value in the Policy.


Due to possible adverse market fluctuations, there is no guarantee that the amount requested at the beginning of the grace period is enough to pay the monthly policy charges as they are processed. If the net surrender value is not at least as much as the monthly policy charge on any monthly date, a new 61-day grace period starts.

The Policy is in force during a grace period. If we do not receive the required payment, the Policy terminates as of the monthly date on or immediately preceding the start of the grace period. If the insured dies during a grace period, policy proceeds are reduced by:
 . all monthly policy charges due and unpaid at the death of the insured; and
 . any policy loans and unpaid loan interest.

The Policy also terminates when:
 . you make a total policy surrender;
 . death proceeds are paid; and
 . maturity proceeds are paid.

When the Policy terminates, all of the owners' policy rights and privileges end.


REINSTATEMENT
Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient value. The Policy may only be reinstated:
 . prior to the maturity date and while the insured is alive;
 . upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
 . if you make a payment of a reinstatement premium; and . if the application for reinstatement is mailed to us within three years of the
  Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

The reinstatement premium is calculated using the formulas found above in POLICY TERMINATION AND REINSTATEMENT - Policy Termination - Grace Period. If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest is not collected for the period the Policy was terminated).


We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with your reinstatement application are held without interest until the reinstatement date. They are allocated to your selected division(s) and/or Fixed Account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner(s) are restored upon reinstatement.


If you reinstate your Policy and then it is totally surrendered, a surrender charge may be imposed. The charge, if any, is calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not credited toward the number of policy years to make this calculation.


OTHER MATTERS


VOTING RIGHTS
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division(s). Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.


According to procedures adopted by the mutual fund, voting instructions are solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our General Account are voted in proportion to instructions that are received with respect to the participating contracts.

If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the Separate Account in our own right.


We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
 . change a subclassification or investment objective of the underlying mutual fund;
 . disapprove an investment advisory contract of the underlying mutual fund; or . approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes.

The change would be disapproved only if:
 . the proposed change is contrary to state law;
 . prohibited by state regulatory authorities; or . we determine the change is inconsistent with the investment objectives of the mutual fund.

If we disregard voting instructions, a summary of the action and the reason for the actions will be included in the next semiannual report from the underlying mutual fund to owners.


STATEMENT OF VALUES
You receive an annual statement at the end of each policy year. The statement will show:
 . current death benefit;
 . current policy value and surrender value;
 . all premiums paid since the last statement;
 . all charges since the last statement;
 . any policy loans and unpaid loan interest;
 . any partial surrenders since the last statement;
 . the number of units and unit value;
 . total value of each of your divisions and the Fixed Account;
 . designated beneficiary(ies); and
 . all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-800-247-9988.


We also send you the reports required by the Investment Company Act of 1940 (as amended).


SERVICES AVAILABLE VIA THE INTERNET AND TELEPHONE
If you elect internet and/or telephone privileges, instructions for the following transactions may be given to us via the internet or telephone:
 . change in allocations of future premium payments;
 . change in allocation of the monthly policy charge;
 . change to your APR instructions;
 . change to your DCA instructions;
 . unscheduled division and/or Fixed Account transfers; and . policy loan (not available via the internet) (loan proceeds are mailed to the owner's address of record).

Your instructions:
 . telephone instructions may be given by calling us at 1-800-247-9988 between 7
  a.m. and 9 p.m. Central Time on any day that the NYSE is open;
 . internet instructions may be given by accessing us at www.principal.com (for security purposes, you need a personal identification number (PIN) to use any of the new Internet services, including viewing your policy information on-line. If you don't have a PIN, you can obtain one at www.principal.com);
 . must be received by us before the close of the NYSE (generally 3:00 p.m.
  Central Time) to be effective the day you call;
 . are effective the next valuation day if not received until after the close of the NYSE; and
 . from one joint owner are binding on all joint owners.

Direct Dial
-----------
You may receive information about your Policy from our Direct Dial system between 7 a.m. and 9 p.m. Central Time, Monday through Saturday. The Direct Dial number is 1-800-247-9988. Through this automated system, you can:
 . obtain information about unit values and policy values;
 . initiate certain changes to your Policy; and . change your personal identification number.

Instructions from one joint owner are binding on all joint owners.


Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction or internet requests, the Separate Account and the Company reserve the right to refuse telephone and/or internet orders. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner's address of record. The procedures for internet and Direct Dial include requesting the same personal identification information as well as your PIN, logging all internet and Direct Dial activity and sending written transaction confirmations to the owner's address of record.


GENERAL PROVISIONS


THE CONTRACT
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised Policy or data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

OPTIONAL INSURANCE BENEFITS
Subject to certain conditions, you may add one or more optional insurance benefits to your Policy. These include but are not limited to:
 . supplemental benefit rider (yearly renewable term)
 . extended coverage rider
 . death benefit guarantee rider (only available at the time the Policy is issued and is not available in conjunction with the supplemental benefit rider)

Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. NOT ALL OPTIONAL INSURANCE BENEFITS ARE AVAILABLE IN ALL STATES. The cost, if any, of an optional insurance benefit is deducted as part of your monthly policy charge.


Supplemental Benefit Rider
--------------------------
This rider provides an additional face amount and an additional death benefit.

Death Benefit Guarantee Rider
-----------------------------
This rider provides that if the rider premium is paid, the Policy does not lapse even if the net surrender value is not enough to pay the monthly policy charges on a monthly date. This rider is automatically made a part of the Policy if the planned periodic premium is equal to or greater than the death benefit guarantee premium or if the first year paid premium is large enough to satisfy the death benefit guarantee premium requirement for one year.

There are no policy charges for the death benefit guarantee rider. Rather, a required minimum premium level is defined for the rider to remain in effect. The death benefit guarantee premium requirement is met if:
 . the sum of all premiums paid
 . minus any partial surrenders
 . minus any policy loans and unpaid loan interest is at least as much as the sum of death benefit guarantee monthly premiums from the policy date to the most recent monthly date. Your most recent death benefit guarantee premium is shown on your current data page.

The death benefit guarantee premium is based on the issue age, gender (where permitted by law) and risk classification of the insured. The monthly death benefit guarantee premium is considered to be zero for any month that deductions are being waived. This premium may change if:
 . the policy face amount is changed;
 . the death benefit option is changed;
 . a rider is added or deleted; or
 . an adjustment is made to your Policy.

As a result of a change, an additional premium may be required to satisfy the new death benefit guarantee premium.


If on any monthly date, the death benefit guarantee premium requirement is not met, we send you a notice stating the premium required to reinstate the rider. If the premium required to maintain the guarantee is not received in our home office before the expiration of the 61-day grace period (which begins when the notice is mailed), the death benefit guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated.


Extended Coverage Rider
-----------------------
This rider, which is automatically included on each Policy, allows the Policy to remain in force beyond the maturity date as long as there is cash value in the Policy. Upon your request, we keep the Policy in force until the death of the Insured or full surrender. The death benefit will be equal to the amount described in the "Death Benefit Option" section. There is no charge for this rider and at maturity the Policy automatically changes to death benefit option 1 and no future death benefit option changes are allowed.

MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct age and gender.

ASSIGNMENT
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.


OWNERSHIP
You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

Unless changed, the owner(s) is as named in the application. The owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).


All rights and privileges of ownership of a Policy end if the Policy is surrendered, death or maturity proceeds are paid, or if the grace period ends without our receiving the payment required to keep the Policy in force. The rights and privileges end as of the monthly date on or immediately preceding the start of the grace period.


If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. With our consent, you may specify a different arrangement for contingent ownership.


BENEFICIARY
You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

If no beneficiary(ies) survives the death of the insured, the death proceeds are paid to the owner(s) or the estate of the owner(s) in equal percentages unless otherwise specified.


BENEFIT INSTRUCTIONS
While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit options of the Policy. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

BENEFIT PAYMENT OPTIONS
While the insured is alive, you may arrange for death proceeds to be paid in a lump sum or under one of several fixed benefit payment options. These choices are also available if the Policy is surrendered or matures.
 . Special Benefit Arrangement
   A specially designed benefit option may be arranged with our approval.
 . Proceeds left at interest
   We hold the amount of the benefit on deposit. Interest payments are made annually, semiannually, quarterly or monthly as selected.
 . Fixed Income
   We pay income of a fixed amount for a fixed period (not exceeding 30 years).
 . Life Income
   We pay income during a person's lifetime. A minimum guaranteed period may be used.
 . Joint and Survivor Life Income
   We pay income during the lifetime of two people and continue until the death of the survivor. This option includes a minimum guaranteed period of 10 years.
 . Joint and Two-thirds Survivor Life Income
   We pay an income during the lifetime of two people and two-thirds of the original amount during the remaining lifetime of the survivor.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the above benefit payment options.


RIGHT TO EXCHANGE POLICY
During the first 24 months after the effective date (except during a grace period), you have the right to make an irrevocable, onetime election to transfer all of your division values to the Fixed Account. No charge is imposed on this transfer.

Your request must be in writing and be signed by the owner(s). The request must be postmarked or delivered to our home office before the end of the 24-month period. The transfer is effective when we receive your written request.


NON-PARTICIPATING POLICY
The Policies do not share in any divisible surplus of the Company.

INCONTESTABILITY
We will not contest the insurance coverage provided by the Policy, except for any increases in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the policy date. Any policy face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

SUICIDE
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of policy face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any policy loans and unpaid loan interest and partial surrenders. In the event of suicide within two years of a policy face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

DELAY OF PAYMENTS
Payment due to exercise of your rights under the free-look provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, total or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.

The right to sell shares may be suspended during any period when:
 . trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or . an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
  . the SEC permits suspension for the protection of security holders.

If payments are delayed and your instruction is not canceled by your written instruction, the amount of the transaction is determined the first valuation date following the expiration of the permitted delay. The transaction is made within five days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


MARKET TIMING DISCLOSURE
The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases by market timers if the trade would disrupt the management of the Separate Account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent market timing efforts that could disadvantage other Policy owners. These modifications could include, but not be limited to:
 . requiring a minimum time period between each transfer;
 . not accepting transfer requests from someone providing them for multiple
  Policies for which he or she is not the owner; or . limiting the dollar amount that a Policy owner may transfer at any one time.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
 . transfer assets in any division to another division or to the Fixed Account; . add, combine or eliminate divisions; or . substitute the shares of a division for shares in another division:
  . if shares of a division are no longer available for investment; or . if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) and/or the Fixed Account without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).


OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION


The officers and directors of the investment advisor, Principal Management Corporation, are shown below. This list includes some of the same people (designated by *), who are serving in the same capacities as officers and directors of the underwriter, Princor Financial Services Corporation. The principal business address for each officer and director is: Principal Financial Group, Des Moines, Iowa 50392.

*JOHN EDWARD ASCHENBRENNER     Director
*PATRICIA ANN BARRY            Assistant Corporate Secretary
*CRAIG LAWRENCE BASSETT        Treasurer
*MICHAEL THOMAS DALEY          Director
*RALPH CRAIG EUCHER            Director and President
*ARTHUR SIGLIN FILEAN          Senior Vice President
*DENNIS PAUL FRANCIS           Director
*PAUL NORMAN GERMAIN           Vice President - Mutual Fund Operations
*ERNEST HAROLD GILLUM          Vice President - Product Development
*JOHN BARRY GRISWELL           Chairman of the Board and Director
*JOYCE NIXSON HOFFMAN          Senior Vice President and Corporate Secretary
                               Senior Vice President - Marketing and
*JOHN RANDALL LEPLEY           Distribution
                               Assistant Vice President - Business Systems and
*KELLY ANN PAUL                Technology
*RICHARD LEO PREY              Director
LAYNE ALLAN RASMUSSEN          Controller - Mutual Funds
*MICHAEL DENNIS ROUGHTON       Counsel
*JAMES FRANKLIN SAGER          Vice President
*JEAN BETSY SCHUSTEK           Assistant Vice President - Registered Products
*KAREN ELIZABETH SHAFF         Director
                               Senior Vice President and Chief Financial
*KIRK LLOYD TIBBETTS           Officer
*LARRY DONALD ZIMPLEMAN        Director

PRINCIPAL LIFE INSURANCE COMPANY:


EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

JOHN EDWARD ASCHENBRENNER         Executive Vice President
PAUL FRANCIS BOGNANNO             Senior Vice President
GARY MERLYN CAIN                  Senior Vice President
MICHAEL THOMAS DALEY              Executive Vice President
CHARLES ROBERT DUNCAN             Senior Vice President
DENNIS PAUL FRANCIS               Senior Vice President
                                  Executive Vice President and Chief Financial
MICHAEL HARRY GERSIE              Officer
THOMAS JOHN GRAF                  Senior Vice President
ROBB BRYAN HILL                   Senior Vice President
JOYCE NIXSON HOFFMAN              Senior Vice President and Corporate Secretary
DANIEL JOSEPH HOUSTON             Senior Vice President
ELLEN ZISLIN LAMALE               Senior Vice President and Chief Actuary
MARY AGNES O'KEEFE                Senior Vice President
RICHARD LEO PREY                  Executive Vice President
KAREN ELIZABETH SHAFF             Senior Vice President and General Counsel
ROBERT ALLEN SLEPICKA             Senior Vice President
NORMAN RAUL SORENSEN              Senior Vice President
                                  Senior Vice President and Chief Information
CARL CHANSON WILLIAMS             Officer
LARRY DONALD ZIMPLEMAN            Executive Vice President



DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY

Principal Life Insurance Company is managed by a Board of Directors. The directors of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

    NAME, POSITIONS AND          PRINCIPAL OCCUPATION DURING LAST 5 YEARS
    ------OFFICES------          ----------------------------------------
          -------
                             President and Chief Executive Officer of AT&T
                             Consumer since April 2001. Prior thereto,
   BETSY JANE BERNARD        Executive Vice President - National Mass markets
   Director                  of Quest Communications, formerly US West,
   Chair, Nominating         2000-2001; Executive Vice President - Retail
   Committee                 Markets of US West, 1998-2000; President and
                             Chief Executive Officer of US WEST Long Distance,
                             1997-1998; President and Chief Operating Officer
                             of Avirnex July 1997 - December 1997; President
                             and Chief Executive Officer of Pacific Bell
                             Communications, Pacific Telesis from 1995-1997

                             Corporate Vice President and Chief Marketing
                             Officer, Motorola, Inc. since 1999. Vice
   JOCELYN CARTER-MILLER     President, 1998-1999; Vice President and General
   Director                  Manager, since 1997. Prior thereto, Vice
   Member, Audit Committee   President of Latin American and Caribbean
                             Operations of Motorola.

   DAVID JAMES DRURY
   Director, Chairman of     Chairman, Principal Life Insurance Company since
   the Board                 2000. Chairman and Chief Executive Officer
   Chair, Executive          1995-2000.
   Committee

   CHARLES DANIEL GELATT,
   JR.
   Director
   Member, Executive         President, NMT Corporation since 1986
   Committee
   Member, Human Resources
   Committee

   JOHN BARRY GRISWELL       President and Chief Executive Officer, Principal
   Director                  Life Insurance Company since 2000. President
   Member, Executive         1998-2000; Executive Vice president 1996-1998;
   Committee                 Senior Vice President 1991-1996.

                             Executive Vice President and Chief Financial
   SANDRA LYNN HELTON        Officer of Telephone & Data Systems, Inc. since
   Director                  1998. Vice President and corporate Controller of
   Member, Audit Committee   Compaq Computer Corporation from 1997-1998. Prior
                             thereto, Senior Vice President and Treasurer of
                             Corning Incorporated from 1994-1997.

                             Retired. Executive Vice President of DuPont
                             1999-2000. Chairman, President and Chief
   CHARLES SAMUEL JOHNSON    Executive Officer, Pioneer Hi-Bred International,
   Director                  Inc. 1996-1999; President and Chief Executive
   Member, Audit Committee   Officer 1995-1996; President and Chief Operating
                             Officer 1995.

   WILLIAM TURNBALL KERR
   Director                  Chairman, President & Chief Executive Officer,
   Member, Executive         Meredith Corporation since 1998. President and
   Committee                 Chief Executive Officer, 1997-1998; President and
   Chair, Human Resources    Chief Operating Officer 1994-1997. Prior thereto,
   Committee                 Executive Vice President.

   LEE LIU
   Director                  Retired. Chairman Alliant Energy Corporation
   Member, Executive         1998-2000. Chairman and Chief Executive Officer,
   Committee                 IES Industries, Inc., 1996-1998. Prior thereto,
   Member, Human Resources   Chairman, President and Chief Executive Officer.
   Committee

   VICTOR HENDRIK
   LOEWENSTEIN               Partner Egon Zehnder International since 1999.
   Director                  Prior thereto, Managing Partner, Egon Zehnder
   Member, Nominating        International 1979-1999.
   Committee

   RONALD DALE PEARSON
   Director                  Chief Executive Officer, Chairman and President,
   Member, Human Resources   Hy-Vee, Inc. since 1989.
   Committee

   FEDERICO FABIAN PENA      Managing Director of Vestar Capital Partners
   Director                  since 2000. Senior Advisor of Vestar Capital
   Member, Nominating        Partners 1998-2000. Prior thereto, Secretary,
   Committee                 U.S. Department of Energy 1996-1998.

                             President and Chief Executive Officer of the
                             Chicago Community Trust since 2000. Senior
   DONALD MITCHELL STEWART   Program Officer and Special Advisor to the
   Director                  President at the Carnegie Corporation of New York
   Member, Nominating        1999-2000. Prior thereto, President, The College
   Committee                 Board, 1986-1999.

                             President and Chief Executive Officer of Galenor
   ELIZABETH EDITH TALLETT   Inc. since 1999 and also President & Chief
   Director                  Executive Officer of Dioscor, Inc. since 1996.
   Chair, Audit Committee

DISTRIBUTION OF THE POLICY

We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD).

The Policies will be distributed by the general distributor, Princor Financial Services Corporation (Princor), which is an affiliate of ours. The distribution contract may be terminated by either party upon 60 day notice. Princor was incorporated in the State of Iowa on May 1, 1968, and is also a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

For Policies sold through Princor, commissions generally will be no more than 50% of premium received in the first policy year or the first year following an adjustment up to the planned periodic premium (not to exceed target premium). In addition, a commission of up to 3% of premium received in the first policy year (or first year following an adjustment) may be paid. In the second through fifth years following the policy date (or adjustment date), commissions range from 0% to 2% of premiums received. A service fee of up to 10% is paid on premiums received. An asset based fee of 0.25% is paid in policy years 6 through 20 which is reduced to 0.15% after policy year 20. Expense allowances may be paid to agents and brokers based on premiums received.


STATE REGULATION

The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa or her representatives at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.


FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy. You should consult a qualified tax adviser about the tax implications of taking action under a Policy.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT
We are taxed as an insurance company under subchapter L of the Code. The Separate Account is not a separate taxable entity. Its operations are taken into account by us in determining our tax liability. All Separate Account investment income and realized net capital gains are reinvested and taken into account in determining policy values and are automatically applied to increase the book reserves associated with the Policies.

CHARGES FOR TAXES
We impose a federal tax charge equal to 1.25% of premiums received under the Policy to compensate us for the federal income tax liability we incur by reason of receiving those premiums. We believe that this charge is reasonable in relation to the increased tax burden the Company incurs as a result of Section 848 of the Code. No other charge is currently made to the Separate Account for federal income taxes of the Company that may be attributable to the Separate Account. Periodically, we review the appropriateness of charges to the Separate Account for federal income taxes. In the future, a charge may be made for federal income taxes incurred by us and attributable to the Separate Account. In addition, depending on the method of calculating interest on policy values allocated to the Fixed Account, a charge may be imposed for the Policy's share of our federal income taxes attributable to the Fixed Account.

Under current law, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change attributable to state or local taxes, we reserve the right to charge the Separate Account for the portion of taxes, if any, attributable to the Separate Account.

DIVERSIFICATION STANDARDS
The Policy should qualify as a life insurance contract as long as the underlying investments for the Policy satisfy diversification requirements of Section 817(h) of the Code.


IRS DEFINITION OF LIFE INSURANCE
The Policy should qualify as a life insurance contract as long as it satisfies certain tests under Section 7702 of the Code.
 . The Policy qualifies if it satisfies the guideline premium test (which places limitations on the amount of premium payments that may be made) and falls within a cash value corridor (the limitation on Policy values that can accumulate relative to the death benefit)
 . If at any time a premium is paid which would result in total premiums exceeding the current maximum premium allowed, we only accept that portion of the premium which would make the total premiums equal the maximum.


MODIFIED ENDOWMENT CONTRACT STATUS
Section 7702A of the Code sets forth a classification of life insurance policies known as "Modified Endowment Contracts." Policy loans and partial surrenders from a policy that is classified as a modified endowment contract are taxable as ordinary income to the owner in an amount equal to the lesser of the amount of the loan/partial surrender or the excess of policy value over the owner's investment in the Policy. Additionally, taxable distributions are subject to a federal income tax penalty of 10% unless the payment is:
 . made after the owner attains age 591/2;
 . attributable to the taxpayer becoming disabled; or . part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. If any premium payment increases the policy's death benefit by more than it increases the policy value, and in the absence of your instructions, we will refund the premium payment.


POLICY SURRENDERS AND PARTIAL SURRENDERS
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any policy loan, upon surrender or lapse, is added to the cash surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

A total surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. During the first 15 policy years, an amount may be taxable prior to your tax-free recovery of your investment in the Policy if the partial surrender results in or is necessitated by a reduction in death benefits. A qualified tax advisor should be consulted regarding the tax consequences of any partial surrender during the first 15 policy years.


The increase in policy value of the Policy is not included in gross income unless and until there is a total surrender or partial surrender under the Policy. A complete surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent the distribution exceeds your investment in the Policy. Transfers between the division(s) and/or the Fixed Account are not considered as distributions from the Policy and would not be considered taxable income.

POLICY LOANS AND LOAN INTEREST
Loans received under the Policy are generally recognized as loans for tax purposes and are not considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors. Due to the complexity of these factors, you should consult a competent tax advisor as to the deductibility of interest paid on policy loans. If the Policy is a modified endowment contract, a policy loan is taxable to an amount equal to the lesser of the amount of the loan or the excess of policy value over the owner's investment in the Policy.

If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a competent tax advisor


CORPORATE ALTERNATIVE MINIMUM TAX
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Section 55(c) of the Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

EXCHANGE OR ASSIGNMENT OF POLICIES
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

WITHHOLDING
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

OTHER TAX ISSUES
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the policy beneficiary(ies) if you or the insured dies. Any person concerned about the estate implications of the Policy should consult a competent tax advisor.

EMPLOYEE BENEFIT PLANS
The United States Supreme Court has held that optional annuity benefits under a qualified deferred compensation plan cannot vary on the basis of gender. Polices are available for use in connection with employment related insurance or benefit plans which do not vary between male and female insured of a particular age and underwriting classification. A competent tax advisor should be consulted on these matters.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Policies, including our right to issue Policies under Iowa Insurance Law, have been passed upon by Karen
E. Shaff, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

REGISTRATION STATEMENT
This prospectus omits some information contained in the registration statement that we have filed with the SEC. Statements contained in this prospectus are summaries of the contents of the Policy and other legal documents.

OTHER VARIABLE INSURANCE CONTRACTS
The Company currently offers other variable life contracts that participate in the Separate Account. In the future, we may designate additional group or individual variable annuity contracts as participating in the Separate Account.

RESERVATION OF RIGHTS
The Company reserves the right to amend or terminate the special plans described in this prospectus. Such plans include preauthorized premium payments, dollar cost averaging (DCA) and automatic portfolio rebalancing (APR). You would be notified of any such action to the extent required by law.

CUSTOMER INQUIRIES
Your questions should be directed to: The Principal Variable Universal Life Accumulator, Principal Financial Group, P.O. Box 9296, Des Moines, Iowa 50306-9296, 1-800-247-9988.

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in this prospectus. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in this prospectus should be considered only as it relates to our ability to meet our obligations under the Policy. They do not relate to investment performance of the assets held in the Separate Account.

         VARIABLE LIFE SEPARATE ACCOUNT
            STATEMENT OF NET ASSETS
            September 30, 2001
            (Unaudited)

Assets

Investments (Note 1):
  AIM V.I. Growth and Income Division -- AIM V.I. Growth and Income Fund --
                2,487 shares at net asset value of                                    $17.67 per share
            (cost--  550,371 )..............................................................................................$43,937

  AIM V.I. Growth Division -- AIM V.I. Growth Fund --
                4,013 shares at net asset value of                                    $15.10 per share
            (cost--  $67,921 )...............................................................................................60,599

  AIM V.I. Value Division -- AIM V.I. Value Fund --
                10,109 shares at net asset value of                                    $21.68 per share
            (cost--  $247,340 ).............................................................................................219,162

  American Century VP Income & Growth Division -- American Century Variable Portfolios, Inc-VP Income & Growth --
                23,577 shares at net asset value of                                     $5.87 per share
            (cost--  $154,587 ).............................................................................................138,396

  American Century VP Ultra Division -- American Century Variable Portfolios, Inc-VP Ultra --
                10,121 shares at net asset value of                                     $8.43 per share
            (cost--  $96,615 )...............................................................................................85,318

  Asset Allocation Division -- Asset Allocation Account --
                742,265 shares at net asset value of                                    $10.96 per share
            (cost--   $9,022,343 )........................................................................................8,135,226

  Balanced Division -- Balanced Account --
                918,694 shares at net asset value of                                    $13.03 per share
            (cost--  $14,020,241 ).......................................................................................11,970,579

  Bond Division -- Bond Account --
                1,101,837 shares at net asset value of                                    $11.89 per share
            (cost--  $12,695,079 ).......................................................................................13,100,841

  Capital Value Division -- Capital Value Account --
                1,019,285 shares at net asset value of                                    $26.25 per share
            (cost--  $33,224,352 ).......................................................................................26,756,237

  Fidelity VIP Contrafund Division -- Fidelity Variable Insurance Products Fund II:  Contrafund Portfolio --
                1,922,285 shares at net asset value of                                    $18.83 per share
            (cost--  $45,170,029 ).......................................................................................36,196,622

  DIP Founders Discovery Division -- Dreyfus Investment Portfolios-Founders Discovery Portfolio --
                14,650 shares at net asset value of                                     $7.96 per share
            (cost--  $140,464 ).............................................................................................116,610

  Equity Growth Division -- Equity Growth Account --
                3,027,515 shares at net asset value of                                    $14.46 per share
            (cost--  $60,191,003 ).......................................................................................43,777,861

  Fidelity VIP Equity-Income Division -- Fidelity Variable Insurance Products Fund:  Equity-Income Portfolio --
                731,379 shares at net asset value of                                    $20.80 per share
            (cost--  $17,582,970 ).......................................................................................15,212,689

  Government Securities Division -- Government Securities Account --
                783,907 shares at net asset value of                                    $11.59 per share
            (cost--  $8,699,398 ).........................................................................................9,085,478

  Growth Division -- Growth Account --
                1,167,910 shares at net asset value of                                    $10.70 per share
            (cost--  $21,328,982 ).......................................................................................12,496,639

  Fidelity VIP High Income Division -- Fidelity Variable Insurance Products Fund:  High Income Portfolio --
                412,829 shares at net asset value of                                     $6.23 per share
            (cost--  $3,692,118 ).........................................................................................2,571,927

  High Yield Division -- High Yield Account --
                269,971 shares at net asset value of                                     $6.28 per share
            (cost--  $2,189,166 ).........................................................................................1,695,417

  International Division -- International Account --
                1,591,095 shares at net asset value of                                     $9.62 per share
            (cost--  $22,766,727 ).......................................................................................15,306,335

  International SmallCap Division -- International SmallCap Account --
                646,216 shares at net asset value of                                     $9.50 per share
            (cost--  $8,387,683 ).........................................................................................6,139,051

  Invesco VIF Dynamics Division -- Invesco VIF-Dynamics Fund --
                2,530 shares at net asset value of                                     $9.70 per share
            (cost--  $30,912 )...............................................................................................24,544

  Invesco VIF Health Sciences Division -- Invesco VIF-Health Sciences Fund --
                7,408 shares at net asset value of                                    $17.23 per share
            (cost--  $129,917 ).............................................................................................127,647

  Invesco VIF Small Company Growth Division -- Invesco VIF-Small Company Growth Fund --
                2,096 shares at net asset value of                                    $11.73 per share
            (cost--  $28,771 )...............................................................................................24,590

  Invesco VIF Technology Division -- Invesco VIF-Technology Fund --
                4,456 shares at net asset value of                                    $11.13 per share
            (cost--  $67,370 )...............................................................................................49,596

  Janus Aspen Aggressive Growth Division -- Janus Aspen Series Aggressive Growth Portfolio --
                10,594 shares at net asset value of                                    $19.13 per share
            (cost--  $261,714 ).............................................................................................202,672

  LargeCap Growth Division -- LargeCap Growth Account --
                6,321 shares at net asset value of                                     $7.69 per share
            (cost--  $57,048 )...............................................................................................48,610

  LargeCap Stock Index Division -- LargeCap Stock Index Account --
                                    1,674,558 shares at net asset value of                                     $7.56 per share
            (cost--  $16,352,707 ).......................................................................................12,659,655

  MicroCap Division -- MicroCap Account --
                191,586 shares at net asset value of                                     $7.59 per share
            (cost--  $1,720,646 ).........................................................................................1,454,138

  MidCap Division --  MidCap Account --
                1,179,566 shares at net asset value of                                    $29.50 per share
            (cost--  $38,749,643 ).......................................................................................34,797,194

  MidCap Growth Division -- MidCap Growth Account --
                368,749 shares at net asset value of                                     $6.84 per share
            (cost--  $3,647,336 ).........................................................................................2,522,246

  MidCap Growth Equity Division -- MidCap Growth Equity Account --
                9,928 shares at net asset value of                                     $4.73 per share
            (cost--  $59,224 )...............................................................................................46,959

  MidCap Value Division -- MidCap Value Account --
                11,579 shares at net asset value of                                    $10.96 per share
            (cost--  $135,612 ).............................................................................................126,907

  Money Market Division -- Money Market Account --
                27,025,299 shares at net asset value of                                     $1.00 per share
            (cost--  $27,025,385 ).......................................................................................27,025,299

  Putnam VT Global Asset Allocation Division -- Putnam Variable Trust:  Global Asset Allocation Fund --
                99,398 shares at net asset value of                                    $12.34 per share
            (cost--  $1,600,781 ).........................................................................................1,226,575

  Putnam VT Vista Division -- Putnam Variable Trust:  Vista Fund --
                540,601 shares at net asset value of                                     $9.02 per share
            (cost--  $9,340,577 ).........................................................................................4,876,225

  Putnam VT Voyager Division -- Putnam Variable Trust:  Voyager Fund --
                709,753 shares at net asset value of                                    $25.80 per share
            (cost--  $32,026,665 ).......................................................................................18,311,619

  Real Estate Division -- Real Estate Account --
                260,837 shares at net asset value of                                    $10.80 per share
            (cost--  $2,666,310 ).........................................................................................2,817,041

  SmallCap Division -- SmallCap Account --
                414,989 shares at net asset value of                                     $6.39 per share
            (cost--  $3,711,057 ).........................................................................................2,651,782

  SmallCap Growth Division -- SmallCap Growth Account --
                873,303 shares at net asset value of                                     $8.26 per share
            (cost--  $14,031,007 )........................................................................................7,213,486
  SmallCap Value Division -- SmallCap Value Account --
                401,507 shares at net asset value of                                    $10.45 per share
            (cost--  $4,542,305 ).........................................................................................4,195,744

  Utilities Division -- Utilities Account --
                204,880 shares at net asset value of                                     $9.31 per share
            (cost--  $2,343,340 ).........................................................................................1,907,428
                                                                                                             ----------------------

Combined net assets                                                                                                    $325,418,881
                                                                                                             ======================

                  VARIABLE LIFE SEPARATE ACCOUNT
                  STATEMENT OF NET ASSETS (CONTINUED)
                  September 30, 2001
                  (Unaudited)

                                                                                                        Unit
                                                                                     Units              Value
                                                                                -------------------------------------
Net assets are represented by:
      AIM V.I. Growth and Income Division --
                  Flex Variable Life                                                   15               $7.31                $111
                  PrinFlex Life                                                     5,981                7.33              43,825
                  Survivorship Variable Universal Life                                  0                7.33                   0
                                                                                                              --------------------
                                                                                                                           43,937

      AIM V.I. Growth Division --
                  Flex Variable Life                                                    0                7.86                   0
                  PrinFlex Life                                                     7,693                7.88              60,599
                  Survivorship Variable Universal Life                                  0                7.88                   0
                                                                                                              --------------------
                                                                                                                           60,599

      AIM V.I. Value Division --
                  Flex Variable Life                                                   51                8.02                 408
                  PrinFlex Life                                                    26,092                8.04             209,819
                  Survivorship Variable Universal Life                              1,111                8.04               8,935
                                                                                                              --------------------
                                                                                                                          219,162

      American Century VP Income & Growth Division --
                  Flex Variable Life                                                   14                8.19                 117
                  PrinFlex Life                                                    16,578                8.21             136,098
                  Survivorship Variable Universal Life                                266                8.21               2,181
                                                                                                              --------------------
                                                                                                                          138,396

      American Century VP Ultra Division --
                  Flex Variable Life                                                  100                8.11                 810
                  PrinFlex Life                                                    10,291                8.13              83,659
                  Survivorship Variable Universal Life                                105                8.13                 850
                                                                                                              --------------------
                                                                                                                           85,318

      Asset Allocation Division --
                  Flex Variable Life                                                    0                9.14                   0
                  PrinFlex Life                                                   539,737               13.94           7,526,051
                  Survivorship Variable Universal Life                             59,074               10.31             609,175
                                                                                                              --------------------
                                                                                                                        8,135,226

      Balanced Division --
                  Flex Variable Life                                              118,922               26.30           3,127,575
                  PrinFlex Life                                                   729,667               11.71           8,542,511
                  Survivorship Variable Universal Life                             34,182                8.79             300,494
                                                                                                              --------------------
                                                                                                                       11,970,579

      Bond Division --
                  Flex Variable Life                                               62,854               26.80           1,684,186
                  PrinFlex Life                                                   821,559               13.52          11,110,927
                  Survivorship Variable Universal Life                             25,971               11.77             305,728
                                                                                                              --------------------
                                                                                                                       13,100,841

      Capital Value Division --
                  Flex Variable Life                                              216,976               31.18           6,764,580
                  PrinFlex Life                                                 1,649,370               11.93          19,687,557
                  Survivorship Variable Universal Life                             37,741                8.06             304,100
                                                                                                              --------------------
                                                                                                                       26,756,237

      Fidelity VIP Contrafund Division --
                  Flex Variable Life                                                    0                8.74                   0
                  PrinFlex Life                                                 2,326,618               15.00          34,898,672
                  Survivorship Variable Universal Life                            149,115                8.70           1,297,949
                                                                                                              --------------------
                                                                                                                       36,196,622

      DIP Founders Discovery Division --
                  Flex Variable Life                                                    0                7.20                   0
                  PrinFlex Life                                                    16,158                7.22             116,610
                  Survivorship Variable Universal Life                                  0                7.22                   0
                                                                                                              --------------------
                                                                                                                          116,610

      Equity Growth Division --
                  Flex Variable Life                                                  346                7.98               2,762
                  PrinFlex Life                                                 3,082,816               13.72          42,317,537
                  Survivorship Variable Universal Life                            176,618                8.25           1,457,563
                                                                                                              --------------------
                                                                                                                       43,777,861

      Fidelity VIP Equity-Income Division --
                  Flex Variable Life                                                  403                8.36               3,371
                  PrinFlex Life                                                 1,056,812               13.71          14,494,248
                  Survivorship Variable Universal Life                             78,054                9.16             715,070
                                                                                                              --------------------
                                                                                                                       15,212,689

      Government Securities Division --
                  Flex Variable Life                                                2,292               10.47              23,994
                  PrinFlex Life                                                   422,409               14.15           5,979,777
                  Survivorship Variable Universal Life                            252,934               12.18           3,081,708
                                                                                                              --------------------
                                                                                                                        9,085,478

      Growth Division --
                  Flex Variable Life                                                    0                7.44                   0
                  PrinFlex Life                                                 1,181,316               10.03          11,853,215
                  Survivorship Variable Universal Life                            100,714                6.39             643,424
                                                                                                              --------------------
                                                                                                                       12,496,639

      Fidelity VIP High Income Division --
                  Flex Variable Life                                                  125                8.73               1,095
                  PrinFlex Life                                                   312,595                7.93           2,477,879
                  Survivorship Variable Universal Life                             13,889                6.69              92,953
                                                                                                              --------------------
                                                                                                                        2,571,927

      High Yield Division --
                  Flex Variable Life                                               84,910               19.97           1,695,417
                                                                                                              --------------------
                                                                                                                        1,695,417

      International Division --
                  Flex Variable Life                                                   91                7.78                 711
                  PrinFlex Life                                                 1,529,509                9.64          14,754,816
                  Survivorship Variable Universal Life                             74,955                7.35             550,808
                                                                                                              --------------------
                                                                                                                       15,306,335

      International SmallCap Division --
                  Flex Variable Life                                                    0                7.42                   0
                  PrinFlex Life                                                   527,841               10.64           5,614,810
                  Survivorship Variable Universal Life                             57,960                9.04             524,241
                                                                                                              --------------------
                                                                                                                        6,139,051

      Invesco VIF Dynamics Division --
                  Flex Variable Life                                                    0                6.21                   0
                  PrinFlex Life                                                     3,942                6.23              24,544
                  Survivorship Variable Universal Life                                  0                6.23                   0
                                                                                                              --------------------
                                                                                                                           24,544

      Invesco VIF Health Sciences Division --
                  Flex Variable Life                                                    0                9.37                   0
                  PrinFlex Life                                                    12,856                9.40             120,848
                  Survivorship Variable Universal Life                                723                9.40               6,799
                                                                                                              --------------------
                                                                                                                          127,647

      Invesco VIF Small Company Growth Division --
                  Flex Variable Life                                                    0                6.76                   0
                  PrinFlex Life                                                     3,514                6.78              23,828
                  Survivorship Variable Universal Life                                112                6.78                 762
                                                                                                              --------------------
                                                                                                                           24,590

      Invesco VIF Technology Division --
                  Flex Variable Life                                                    0                5.15                   0
                  PrinFlex Life                                                     9,020                5.16              46,542
                  Survivorship Variable Universal Life                                592                5.16               3,054
                                                                                                              --------------------
                                                                                                                           49,596

      Janus Aspen Aggressive Growth Division --
                  Flex Variable Life                                                1,777                6.64              11,805
                  PrinFlex Life                                                    28,632                6.66             190,713
                  Survivorship Variable Universal Life                                 23                6.66                 154
                                                                                                              --------------------
                                                                                                                          202,672

      LargeCap Growth Division --
                  Flex Variable Life                                                  131                6.89                 904
                  PrinFlex Life                                                     6,813                6.91              47,073
                  Survivorship Variable Universal Life                                 92                6.91                 633
                                                                                                              --------------------
                                                                                                                           48,610

      LargeCap Stock Index Division --
                  Flex Variable Life                                                  750                8.06               6,051
                  PrinFlex Life                                                 1,490,010                7.93          11,808,657
                  Survivorship Variable Universal Life                            106,196                7.96             844,947
                                                                                                              --------------------
                                                                                                                       12,659,655

      MicroCap Division --
                  Flex Variable Life                                                  701                8.04               5,632
                  PrinFlex Life                                                   142,798                7.65           1,092,288
                  Survivorship Variable Universal Life                             41,340                8.62             356,218
                                                                                                              --------------------
                                                                                                                        1,454,138

      MidCap Division --
                  Flex Variable Life                                              255,739               45.77          11,704,443
                  PrinFlex Life                                                 1,606,189               14.19          22,796,827
                  Survivorship Variable Universal Life                             26,334               11.24             295,923
                                                                                                              --------------------
                                                                                                                       34,797,194

      MidCap Growth Division --
                  Flex Variable Life                                                    0                7.14                   0
                  PrinFlex Life                                                   304,508                7.77           2,368,761
                  Survivorship Variable Universal Life                             19,523                7.86             153,485
                                                                                                              --------------------
                                                                                                                        2,522,246

      MidCap Growth Equity Division --
                  Flex Variable Life                                                    0                6.58                   0
                  PrinFlex Life                                                     6,950                6.60              45,852
                  Survivorship Variable Universal Life                                168                6.60               1,107
                                                                                                              --------------------
                                                                                                                           46,959

      MidCap Value Division --
                  Flex Variable Life                                                  249                8.74               2,172
                  PrinFlex Life                                                    13,785                8.76             120,774
                  Survivorship Variable Universal Life                                452                8.76               3,960
                                                                                                              --------------------
                                                                                                                          126,907

      Money Market Division --
                  Flex Variable Life                                               29,489               18.45             544,054
                  PrinFlex Life                                                 1,963,930               12.66          24,864,700
                  Survivorship Variable Universal Life                            144,517               11.19           1,616,545
                                                                                                              --------------------
                                                                                                                       27,025,299

      Putnam VT Global Asset Allocation Division --
                  Flex Variable Life                                                    0                8.63                   0
                  PrinFlex Life                                                   118,500                9.23           1,094,433
                  Survivorship Variable Universal Life                             15,158                8.72             132,142
                                                                                                              --------------------
                                                                                                                        1,226,575

      Putnam VT Vista Division --
                  Flex Variable Life                                                    0                6.43                   0
                  PrinFlex Life                                                   564,511                8.13           4,591,759
                  Survivorship Variable Universal Life                             40,290                7.06             284,467
                                                                                                              --------------------
                                                                                                                        4,876,225

      Putnam VT Voyager Division --
                  Flex Variable Life                                                1,633                7.64              12,476
                  PrinFlex Life                                                 1,689,151               10.02          16,933,682
                  Survivorship Variable Universal Life                            163,854                8.33           1,365,461
                                                                                                              --------------------
                                                                                                                       18,311,619

      Real Estate Division --
                  Flex Variable Life                                                  584               10.59               6,190
                  PrinFlex Life                                                   184,667               12.28           2,268,032
                  Survivorship Variable Universal Life                             41,064               13.22             542,819
                                                                                                              --------------------
                                                                                                                        2,817,041

      SmallCap Division --
                  Flex Variable Life                                                   96                7.55                 722
                  PrinFlex Life                                                   297,357                8.27           2,459,225
                  Survivorship Variable Universal Life                             22,297                8.60             191,835
                                                                                                              --------------------
                                                                                                                        2,651,782

      SmallCap Growth Division --
                  Flex Variable Life                                                   10                5.94                  62
                  PrinFlex Life                                                   727,701                9.16           6,667,780
                  Survivorship Variable Universal Life                             75,236                7.25             545,644
                                                                                                              --------------------
                                                                                                                        7,213,486

      SmallCap Value Division --
                  Flex Variable Life                                                  447                8.59               3,839
                  PrinFlex Life                                                   330,775               11.88           3,931,551
                  Survivorship Variable Universal Life                             20,439               12.74             260,354
                                                                                                              --------------------
                                                                                                                        4,195,744

      Utilities Division --
                  Flex Variable Life                                                  689                7.52               5,183
                  PrinFlex Life                                                   163,978               10.56           1,731,183
                  Survivorship Variable Universal Life                             19,514                8.77             171,062
                                                                                                              --------------------
                                                                                                                        1,907,428

                                                                                                              --------------------
Combined net assets                                                                                                  $325,418,881
                                                                                                              ====================


VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
For the Period Ended September 30, 2001
(Unaudited)

                                                                                                             American
                                                                  AIM V.I.                                    Century      American
                                                                   Growth        AIM V.I.      AIM V.I.      VP Income      Century
                                                                 and Income       Growth         Value       & Growth      VP Ultra
                                                    Combined      Division       Division      Division      Division      Division
                                              --------------------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ..................................  $2,813,896          $0           $0             $0             $0            $0
     Capital gains distributions...................10,948,102           0            0              0              0             0
                                              -------------------------------------------------------------------------------------
Total Income                                       13,761,998           0            0              0              0             0

    Expenses :
     Mortality and expense risks -.........         2,143,570         118          159            348            222           183
                                              -------------------------------------------------------------------------------------
Net Investment Income                              11,618,428        (118)        (159)          (348)          (222)         (183)

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................        (4,295,413)     (3,266)        (181)        (2,357)           (52)       (8,947)

   Change in net unrealized appreciation
    depr of investments.......................    (78,396,358)     (6,434)      (7,322)       (28,177)       (16,191)      (11,297)
                                              -------------------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                        ($71,073,343)    ($9,819)     ($7,661)      ($30,882)      ($16,465)     ($20,427)
                                              =====================================================================================



                                                     Asset                                       Capital     Fidelity VIP
                                                  Allocation       Balanced        Bond           Value       Contrafund
                                                   Division        Division      Division        Division      Division
                                              ----------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ...............................          $0        $365,554      $691,129         $3,889       $266,237
     Capital gains distributions..............      13,288         167,396             0        128,530        939,660
                                              ----------------------------------------------------------------------------
Total Income                                        13,288         532,950       691,129        132,419      1,205,896

    Expenses :
     Mortality and expense risks -.........         47,016          78,643        65,096        195,719        225,653
                                              ----------------------------------------------------------------------------
Net Investment Income                              (33,729)        454,307       626,033        (63,299)       980,243

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................       (220,524)        (80,404)      (15,895)      (323,077)      (495,299)

   Change in net unrealized appreciation
    depr of investments.......................    (487,376)     (1,959,180)      221,040     (4,174,144)    (7,933,820)
                                              ----------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                        ($741,629)    ($1,585,277)     $831,178    ($4,560,519)   ($7,448,876)
                                              ============================================================================



VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
For the Period Ended September 30, 2001
(Unaudited)

                                                 DIP                        Fidelity VIP
                                               Founders        Equity         Equity-       Government                 Fidelity VIP
                                               Discovery       Growth          Income       Securities      Growth      High Income
                                               Division       Division        Division       Division      Division      Division
                                              --------------------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ...............................     $0         $42,527        $235,916      $216,752             $0      $233,699
     Capital gains distributions..............      0       2,923,876         662,811             0              0             0
                                              --------------------------------------------------------------------------------------
Total Income                                        0       2,966,404         898,727       216,752              0       233,699

    Expenses :
     Mortality and expense risks -.........       229         306,188          88,247        30,318         98,175        16,213
                                              --------------------------------------------------------------------------------------
Net Investment Income                            (229)      2,660,216         810,480       186,433        (98,175)      217,486

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................    (3,624)       (285,140)        (90,839)       10,131       (155,361)     (129,028)

   Change in net unrealized appreciation
    depr of investments.......................(23,854)    (15,666,245)     (3,033,920)      216,025     (5,734,347)     (541,332)
                                              --------------------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                     ($27,707)   ($13,291,169)    ($2,314,279)     $412,589    ($5,987,883)    ($452,874)
                                              ======================================================================================


                                                                                                  INVESCO    INVESCO
                                                   High                         International       VIF     VIF Health
                                                   Yield      International       SmallCap       Dynamics    Sciences
                                                 Division       Division          Division       Division    Division
                                              ------------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ...............................      $0            $23,800              $0             $0         $0
     Capital gains distributions..............       0              3,381               0              0          0
                                              ------------------------------------------------------------------------
Total Income                                         0             27,181               0              0          0

    Expenses :
     Mortality and expense risks -.........      9,564            116,622          47,079             46        166
                                              ------------------------------------------------------------------------
Net Investment Income                           (9,564)           (89,440)        (47,079)           (46)      (166)

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................    (25,030)          (136,950)     (1,290,662)        (1,012)      (258)

   Change in net unrealized appreciation
    depr of investments....................... (14,274)        (6,026,578)     (1,268,728)        (6,369)    (2,269)
                                              ------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                     ($48,869)       ($6,252,968)    ($2,606,469)       ($7,426)   ($2,694)
                                              =======================================================================

VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
For the Period Ended September 30, 2001
(Unaudited)

                                                   INVESCO
                                                  VIF Small       INVESCO     Janus Aspen                    LargeCap
                                                   Company          VIF        Aggressive     LargeCap         Stock
                                                   Growth       Technology       Growth        Growth          Index       MicroCap
                                                  Division       Division       Division      Division       Division      Division
                                                ------------------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ...............................         $0            $0            $0             $0               $0          $0
     Capital gains distributions..............          0             0             0              0                0           0
                                               -------------------------------------------------------------------------------------
Total Income                                            0             0             0              0                0           0

    Expenses :
     Mortality and expense risks -.........            37           128           462             78           83,007       9,195
                                               -------------------------------------------------------------------------------------
Net Investment Income                                 (37)         (128)         (462)           (78)         (83,007)     (9,195)

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................            (7)         (343)       (4,623)        (1,104)        (178,185)     (2,283)

   Change in net unrealized appreciation
    depr of investments.......................     (4,181)      (17,774)      (59,042)        (8,438)      (2,880,182)   (261,990)
                                               -------------------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                         ($4,225)     ($18,245)     ($64,127)       ($9,620)     ($3,141,374)  ($273,468)
                                               =====================================================================================


                                                                                                                      Putnam VT
                                                                                  MidCap                                Global
                                                                   MidCap         Growth      MidCap       Money        Asset
                                                   MidCap          Growth         Equity      Value        Market     Allocation
                                                  Division        Division       Division    Division     Division     Division
                                              -----------------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ...............................          $0              $0           $0          $0     $722,924      $11,469
     Capital gains distributions..............     962,939          60,176            0           0            0      117,908
                                              ----------------------------------------------------------------------------------
Total Income                                       962,939          60,176            0           0      722,924      129,377

    Expenses :
     Mortality and expense risks -.........        210,114          16,735          149         207      195,096        7,578
                                              ----------------------------------------------------------------------------------
Net Investment Income                              752,824          43,441         (149)       (207)     527,828      121,799

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................         20,348         (55,904)     (11,261)         (4)           0      (22,335)

   Change in net unrealized appreciation
    depr of investments.......................  (5,711,086)     (1,072,241)     (12,265)     (8,705)         (87)    (310,184)
                                              ----------------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                      ($4,937,914)    ($1,084,704)    ($23,675)    ($8,916)    $527,741    ($210,720)
                                              ==================================================================================



VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
For the Period Ended September 30, 2001
(Unaudited)

                                                    Putnam VT        Putnam VT         Real                      SmallCap
                                                      Vista           Voyager         Estate     SmallCap         Growth
                                                     Division         Division       Division    Division        Division
                                              ---------------------------------------------------------------------------
Investment Income

   Income:
     Dividends ...............................            $0              $0           $0            $0              $0
     Capital gains distributions..............       679,338       4,288,799            0             0               0
                                              ---------------------------------------------------------------------------
Total Income                                         679,338       4,288,799            0             0               0

    Expenses :
     Mortality and expense risks -.........           41,591         134,633       10,152        16,918          64,367
                                              ---------------------------------------------------------------------------
Net Investment Income                                637,747       4,154,167      (10,152)      (16,918)        (64,367)

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................         (336,719)       (258,404)       9,532       (18,224)       (200,476)

   Change in net unrealized appreciation
    depr of investments.......................    (3,935,908)    (10,952,297)     120,421      (598,353)     (5,216,930)
                                              ---------------------------------------------------------------------------


Net Increase in Net Assets
Resulting from Operations                        ($3,634,880)    ($7,056,534)    $119,801     ($633,495)    ($5,481,773)
                                              ===========================================================================


                                                   SmallCap
                                                    Value            Utilities
                                                   Division           Division
                                              --------------------------------
Investment Income

   Income:
     Dividends ...............................       $0                 $0
     Capital gains distributions..............        0                  0
                                              -----------------------------
Total Income                                          0                  0

    Expenses :
     Mortality and expense risks -.........      16,109             11,010
                                              -----------------------------
Net Investment Income                           (16,109)           (11,010)

Realized and Unrealized Gain
(Loss) on Investments

   Net realized gain(loss) ................      27,852             (5,501)

   Change in net unrealized appreciation
    depr of investments....................... (429,911)          (532,412)
                                              -----------------------------


Net Increase in Net Assets
Resulting from Operations                     ($418,168)         ($548,923)
                                              =============================

VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2001
(Unaudited)

                                                                                                               American
                                                                             AIM V.I.                           Century     American
                                                                              Growth     AIM V.I.   AIM V.I.   VP Income     Century
                                                                            and Income    Growth      Value    & Growth     VP Ultra
                                                                 Combined    Division    Division   Division   Division     Division
                                                               ---------------------------------------------------------------------


Net Assets at January 1, 2001                                 307,364,811#        0          0          0          0            0
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................   11,618,428      (118)      (159)      (348)      (222)        (183)
     Net realized gain (loss) on investments...............    (4,295,413)   (3,266)      (181)    (2,357)       (52)      (8,947)
     Change in net unrealized appr/depr.....................  (78,396,358)   (6,434)    (7,322)   (28,177)   (16,191)     (11,297)
                                                            ------------------------------------------------------------------------
  Net Increase resulting from Operations                      (71,073,343)   (9,819)    (7,661)   (30,882)   (16,465)     (20,427)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................  217,304,045    68,726     71,340    270,310    159,914      222,920
     Contract terminations and surrenders - FVLI............   (1,415,926)        0          0          0          0            0
     Contract terminations and surrenders - PrinFlex........   (7,996,472)        0          0       (113)         0            0
     Contract terminations and surrenders - SVUL............       (3,041)        0          0          0          0            0
     Death benefit payments.................................     (555,852)        0          0          0          0            0
     Policy loan transfers..................................   (3,287,713)        0          0       (122)      (122)           0
     Transfers to other contracts...........................  (87,015,010)  (12,637)      (904)   (14,716)    (2,401)    (114,415)
     Cost of insurance and administration charges - FVLI....   (1,459,240)      (68)         0        (12)       (68)         (17)
     Cost of insurance and administration charges - PrinFlex  (22,385,791)   (2,266)    (2,175)    (4,771)    (2,461)      (2,743)
     Cost of insurance and administration charges - SVUL....     (941,438)        0          0       (489)         0            0
     Surrender charges - FVLI...............................      (59,574)        0          0          0          0            0
     Surrender charges - PrinFlex............................  (3,003,419)        0          0        (42)         0            0
     Surrender charges - SVUL...............................      (53,156)        0          0          0          0            0
                                                            ------------------------------------------------------------------------
  Net Increase from Policy Related Transactions                89,127,413    53,755     68,261    250,045    154,861      105,745
                                                            ------------------------------------------------------------------------

Total Increase                                                 18,054,070    43,936     60,600    219,163    138,396       85,318
                                                            ------------------------------------------------------------------------
Net Assets at September 30, 2001                              325,418,882    43,936     60,600    219,163    138,396       85,318
                                                            ========================================================================

See accompanying note.

VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2001
(Unaudited)



                                                                      Asset                                Capital    Fidelity VIP
                                                                   Allocation    Balanced       Bond        Value      Contrafund
                                                                    Division     Division     Division    Division      Division
                                                              ----------------------------------------------------------------------

Net Assets at January 1, 2001                                      5,527,233    11,977,437    9,081,333   28,529,336    35,385,437
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................         (33,729)      454,307      626,033      (63,299)      980,243
     Net realized gain (loss) on investments...............         (220,524)      (80,404)     (15,895)    (323,077)     (495,299)
     Change in net unrealized appr/depr.....................        (487,376)   (1,959,180)     221,040   (4,174,144)   (7,933,820)
                                                            ------------------------------------------------------------------------
  Net Increase resulting from Operations                            (741,629)   (1,585,277)     831,178   (4,560,519)   (7,448,876)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................       7,390,554     3,749,235    7,275,846    8,372,944    16,947,252
     Contract terminations and surrenders - FVLI............               0      (152,568)     (75,509)    (283,793)            0
     Contract terminations and surrenders - PrinFlex........        (350,777)     (290,399)    (776,243)    (827,400)   (1,204,033)
     Contract terminations and surrenders - SVUL............               0          (355)           0         (298)         (376)
     Death benefit payments.................................               0       (44,648)     (12,714)     (58,056)      (11,054)
     Policy loan transfers..................................         (51,534)     (119,906)     (65,922)    (208,034)     (221,028)
     Transfers to other contracts...........................      (3,081,053)     (689,878)  (2,133,086)  (1,889,694)   (4,146,153)
     Cost of insurance and administration charges - FVLI....               0      (153,896)    (138,548)    (363,129)            0
     Cost of insurance and administration charges - PrinFlex        (404,388)     (582,791)    (568,540)  (1,608,442)   (2,555,802)
     Cost of insurance and administration charges - SVUL....         (21,432)      (14,672)     (22,227)     (18,764)      (89,954)
     Surrender charges - FVLI...............................               0        (6,419)      (3,177)     (11,940)            0
     Surrender charges - PrinFlex...........................        (131,749)     (109,072)    (291,551)    (310,766)     (452,226)
     Surrender charges - SVUL...............................               0        (6,210)           0       (5,208)       (6,567)
                                                            ------------------------------------------------------------------------
  Net Increase from Policy Related Transactions                    3,349,621     1,578,419    3,188,330    2,787,421     8,260,060
                                                            ------------------------------------------------------------------------

Total Increase                                                     2,607,993        (6,858)   4,019,508   (1,773,099)      811,184
                                                            ------------------------------------------------------------------------
Net Assets at September 30, 2001                                   8,135,226    11,970,579   13,100,841   26,756,237    36,196,621
                                                            ========================================================================

                                                                 DIP
                                                               Founders                 Equity
                                                               Discovery                Growth
                                                               Division                Division
                                                            ----------------------------------------

Net Assets at January 1, 2001                                          0               45,972,711
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................        (229)               2,660,216
     Net realized gain (loss) on investments...............       (3,624)                (285,140)
     Change in net unrealized appr/depr.....................     (23,854)             (15,666,245)
                                                            -----------------------------------------
  Net Increase resulting from Operations                         (27,707)             (13,291,169)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................     210,289               21,211,702
     Contract terminations and surrenders - FVLI............           0                        0
     Contract terminations and surrenders - PrinFlex........           0                 (866,947)
     Contract terminations and surrenders - SVUL............           0                     (177)
     Death benefit payments.................................           0                   (7,148)
     Policy loan transfers..................................           0                 (450,365)
     Transfers to other contracts...........................     (64,634)              (4,647,130)
     Cost of insurance and administration charges - FVLI....           0                     (308)
     Cost of insurance and administration charges - PrinFlex      (1,337)              (3,727,034)
     Cost of insurance and administration charges - SVUL....           0                  (87,560)
     Surrender charges - FVLI...............................           0                        0
     Surrender charges - PrinFlex...........................           0                 (325,619)
     Surrender charges - SVUL...............................           0                   (3,096)
                                                            -----------------------------------------
  Net Increase from Policy Related Transactions                  144,318               11,096,319
                                                            -----------------------------------------

Total Increase                                                   116,611               (2,194,850)
                                                            -----------------------------------------
Net Assets at September 30, 2001                                 116,611               43,777,861
                                                            =========================================

VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2001
(Unaudited)

                                                              Fidelity VIP
                                                                Equity-        Government                  Fidelity VIP      High
                                                                 Income        Securities       Growth     High Income       Yield
                                                                Division        Division       Division      Division      Division
                                                            ------------------------------------------------------------------------

Net Assets at January 1, 2001                                  13,577,072       3,393,527    14,740,033      1,821,483    1,617,658
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................      810,480         186,433       (98,175)       217,486       (9,564)
     Net realized gain (loss) on investments...............       (90,839)         10,131      (155,361)      (129,028)     (25,030)
     Change in net unrealized appr/depr.....................   (3,033,920)        216,025    (5,734,347)      (541,332)     (14,274)
                                                            ------------------------------------------------------------------------
  Net Increase resulting from Operations                       (2,314,279)        412,589    (5,987,883)      (452,874)     (48,869)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................    7,628,996       6,318,533     6,473,031      1,962,043      248,229
     Contract terminations and surrenders - FVLI............            0               0             0              0      (29,221)
     Contract terminations and surrenders - PrinFlex........     (705,633)       (153,154)     (347,234)       (29,673)
     Contract terminations and surrenders - SVUL............          (64)            (22)         (386)           (24)
     Death benefit payments.................................      (25,722)         (6,256)      (25,686)             0            0
     Policy loan transfers..................................     (147,779)        (23,689)     (121,579)       (36,040)      (1,917)
     Transfers to other contracts...........................   (1,670,341)       (493,792)     (793,528)      (507,078)     (10,985)
     Cost of insurance and administration charges - FVLI....         (206)            (62)            0            (65)     (78,249)
     Cost of insurance and administration charges - PrinFlex     (823,307)       (287,548)   (1,258,441)      (167,145)           0
     Cost of insurance and administration charges - SVUL....      (39,888)        (16,744)      (44,519)        (7,140)           0
     Surrender charges - FVLI...............................            0               0             0              0       (1,229)
     Surrender charges - PrinFlex...........................     (265,031)        (57,524)     (130,419)       (11,145)
     Surrender charges - SVUL...............................       (1,127)           (380)       (6,750)          (416)
                                                            ------------------------------------------------------------------------
  Net Increase from Policy Related Transactions                 3,949,897       5,279,362     3,744,489      1,203,318      126,628
                                                            ------------------------------------------------------------------------

Total Increase                                                  1,635,618       5,691,951    (2,243,394)       750,444       77,759
                                                            ------------------------------------------------------------------------
Net Assets at September 30, 2001                               15,212,690       9,085,478    12,496,639      2,571,927    1,695,417
                                                            ========================================================================


                                                                                            International
                                                                  International               SmallCap
                                                                    Division                  Division
                                                            ---------------------------------------------------

Net Assets at January 1, 2001                                       17,342,064                 6,917,944
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................           (89,440)                  (47,079)
     Net realized gain (loss) on investments...............           (136,950)               (1,290,662)
     Change in net unrealized appr/depr.....................        (6,026,578)               (1,268,728)
                                                            ---------------------------------------------
  Net Increase resulting from Operations                            (6,252,968)               (2,606,469)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................         7,414,892                12,025,484
     Contract terminations and surrenders - FVLI............                 0                         0
     Contract terminations and surrenders - PrinFlex........          (247,099)                 (120,526)
     Contract terminations and surrenders - SVUL............                 2                       (43)
     Death benefit payments.................................            (1,714)                   (2,460)
     Policy loan transfers..................................          (156,269)                  (62,157)
     Transfers to other contracts...........................        (1,460,317)               (9,309,303)
     Cost of insurance and administration charges - FVLI....               (43)                        0
     Cost of insurance and administration charges - PrinFlex        (1,200,262)                 (627,592)
     Cost of insurance and administration charges - SVUL....           (39,178)                  (29,811)
     Surrender charges - FVLI...............................                 0                         0
     Surrender charges - PrinFlex...........................           (92,809)                  (45,269)
     Surrender charges - SVUL...............................                36                      (749)
                                                            ---------------------------------------------
  Net Increase from Policy Related Transactions                      4,217,239                 1,827,575
                                                            ---------------------------------------------

Total Increase                                                      (2,035,729)                 (778,894)
                                                            ---------------------------------------------
Net Assets at September 30, 2001                                    15,306,335                 6,139,050
                                                            =============================================


VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2001
(Unaudited)

                                                                                               INVESCO
                                                                    INVESCO       INVESCO     VIF Small     INVESCO     Janus Aspen
                                                                      VIF       VIF Health     Company        VIF       Aggressive
                                                                   Dynamics      Sciences      Growth     Technology      Growth
                                                                   Division      Division     Division     Division      Division
                                                            ------------------------------------------------------------------------

Net Assets at January 1, 2001                                             0            0            0             0              0
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................            (46)        (166)         (37)         (128)          (462)
     Net realized gain (loss) on investments...............          (1,012)        (258)          (7)         (343)        (4,623)
     Change in net unrealized appr/depr.....................         (6,369)      (2,269)      (4,181)      (17,774)       (59,042)
                                                            ------------------------------------------------------------------------
  Net Increase resulting from Operations                             (7,426)      (2,694)      (4,225)      (18,245)       (64,127)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................         50,147      149,133       29,958        71,094        332,761
     Contract terminations and surrenders - FVLI............              0            0            0             0              0
     Contract terminations and surrenders - PrinFlex........              0            0            0             0              0
     Contract terminations and surrenders - SVUL............              0            0            0             0              0
     Death benefit payments.................................              0            0            0             0              0
     Policy loan transfers..................................           (193)           0            0             0              0
     Transfers to other contracts...........................        (17,025)     (14,894)        (182)       (1,302)       (59,684)
     Cost of insurance and administration charges - FVLI....              0            0            0             0           (204)
     Cost of insurance and administration charges - PrinFlex           (958)      (3,847)        (961)       (1,926)        (6,068)
     Cost of insurance and administration charges - SVUL....              0          (51)           0           (26)            (5)
     Surrender charges - FVLI...............................              0            0            0             0              0
     Surrender charges - PrinFlex...........................              0            0            0             0              0
     Surrender charges - SVUL...............................              0            0            0             0              0
                                                            ------------------------------------------------------------------------
  Net Increase from Policy Related Transactions                      31,970      130,341       28,815        67,840        266,799
                                                            ------------------------------------------------------------------------

Total Increase                                                       24,544      127,648       24,590        49,596        202,672
                                                            ------------------------------------------------------------------------
Net Assets at September 30, 2001                                     24,544      127,648       24,590        49,596        202,672
                                                            ========================================================================


                                                                                        LargeCap
                                                                  LargeCap                Stock
                                                                   Growth                 Index
                                                                  Division              Division
                                                            ----------------------------------------------

Net Assets at January 1, 2001                                           0            12,276,884
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................          (78)              (83,007)
     Net realized gain (loss) on investments...............        (1,104)             (178,185)
     Change in net unrealized appr/depr.....................       (8,438)           (2,880,182)
                                                            ---------------------------------------
  Net Increase resulting from Operations                           (9,620)           (3,141,374)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................       87,508             6,146,053
     Contract terminations and surrenders - FVLI............            0                     0
     Contract terminations and surrenders - PrinFlex........            0              (254,847)
     Contract terminations and surrenders - SVUL............            0                   (54)
     Death benefit payments.................................            0              (300,649)
     Policy loan transfers..................................            0               (29,690)
     Transfers to other contracts...........................      (27,305)           (1,237,504)
     Cost of insurance and administration charges - FVLI....          (65)                 (547)
     Cost of insurance and administration charges - PrinFlex       (1,908)             (652,460)
     Cost of insurance and administration charges - SVUL....            0               (49,494)
     Surrender charges - FVLI...............................            0                     0
     Surrender charges - PrinFlex...........................            0               (95,719)
     Surrender charges - SVUL...............................            0                  (944)
                                                            ---------------------------------------
  Net Increase from Policy Related Transactions                    58,230             3,524,145
                                                            ---------------------------------------

Total Increase                                                     48,610               382,771
                                                            ---------------------------------------
Net Assets at September 30, 2001                                   48,610            12,659,655
                                                            =======================================

VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2001
(Unaudited)

                                                                                                           MidCap
                                                                                                MidCap     Growth     MidCap
                                                                  MicroCap        MidCap        Growth     Equity      Value
                                                                  Division       Division      Division   Division   Division
                                                            --------------------------------------------------------------------

Net Assets at January 1, 2001                                    1,269,013     37,522,641    2,396,679          0          0
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................        (9,195)       752,824       43,441       (149)      (207)
     Net realized gain (loss) on investments...............         (2,283)        20,348      (55,904)   (11,261)        (4)
     Change in net unrealized appr/depr.....................      (261,990)    (5,711,086)  (1,072,241)   (12,265)    (8,705)
                                                            --------------------------------------------------------------------
  Net Increase resulting from Operations                          (273,468)    (4,937,914)  (1,084,704)   (23,675)    (8,916)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................       712,135      9,055,094    1,911,097    119,788    144,964
     Contract terminations and surrenders - FVLI............             0       (871,205)           0          0          0
     Contract terminations and surrenders - PrinFlex........       (24,506)      (476,748)     (82,805)         0          0
     Contract terminations and surrenders - SVUL............          (163)             0            0          0          0
     Death benefit payments.................................        (1,301)       (22,706)        (780)         0          0
     Policy loan transfers..................................           949     (1,118,613)     (36,652)         0       (232)
     Transfers to other contracts...........................      (125,803)    (2,140,836)    (309,144)   (47,545)    (4,817)
     Cost of insurance and administration charges - FVLI....           (45)      (673,941)           0          0        (44)
     Cost of insurance and administration charges - PrinFlex       (80,407)    (1,311,868)    (234,024)    (1,599)    (4,023)
     Cost of insurance and administration charges - SVUL....       (10,218)       (10,993)      (6,320)       (11)       (26)
     Surrender charges - FVLI...............................             0        (36,655)           0          0          0
     Surrender charges - PrinFlex...........................        (9,204)      (179,063)     (31,101)         0          0
     Surrender charges - SVUL...............................        (2,843)             0            0          0          0
                                                            --------------------------------------------------------------------
  Net Increase from Policy Related Transactions                    458,593      2,212,466    1,210,271     70,634    135,823
                                                            --------------------------------------------------------------------

Total Increase                                                     185,125     (2,725,448)     125,567     46,959    126,907
                                                            --------------------------------------------------------------------
Net Assets at September 30, 2001                                 1,454,138     34,797,193    2,522,246     46,959    126,907
                                                            ====================================================================


                                                                                         Putnam VT
                                                                                           Global
                                                                  Money                    Asset
                                                                  Market                 Allocation
                                                                 Division                 Division
                                                            -----------------------------------------

Net Assets at January 1, 2001                                 18,255,616                  944,197
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................     527,828                  121,799
     Net realized gain (loss) on investments...............            0                  (22,335)
     Change in net unrealized appr/depr.....................         (87)                (310,184)
                                                            -----------------------------------------
  Net Increase resulting from Operations                         527,741                 (210,720)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................  56,610,987                  687,569
     Contract terminations and surrenders - FVLI............      (3,631)                       0
     Contract terminations and surrenders - PrinFlex........    (643,791)                 (11,864)
     Contract terminations and surrenders - SVUL............        (567)                       0
     Death benefit payments.................................     (26,378)                       0
     Policy loan transfers..................................    (143,205)                  (2,445)
     Transfers to other contracts........................... (44,683,552)                 (67,830)
     Cost of insurance and administration charges - FVLI....     (49,242)                       0
     Cost of insurance and administration charges - PrinFlex  (2,409,245)                 (98,086)
     Cost of insurance and administration charges - SVUL....    (157,558)                  (9,789)
     Surrender charges - FVLI...............................        (153)                       0
     Surrender charges - PrinFlex...........................    (241,803)                  (4,456)
     Surrender charges - SVUL...............................      (9,920)                       0
                                                            -----------------------------------------
  Net Increase from Policy Related Transactions                8,241,941                  493,098
                                                            -----------------------------------------

Total Increase                                                 8,769,682                  282,378
                                                            -----------------------------------------
Net Assets at September 30, 2001                              27,025,298                1,226,575
                                                            =========================================

VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2001
(Unaudited)

                                                                  Putnam VT          Putnam VT        Real
                                                                    Vista             Voyager        Estate      SmallCap
                                                                   Division          Division       Division     Division
                                                            -----------------------------------------------------------------------

Net Assets at January 1, 2001                                     5,249,045        19,058,561     1,001,550    1,958,266
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................        637,747         4,154,167       (10,152)     (16,918)
     Net realized gain (loss) on investments...............        (336,719)         (258,404)        9,532      (18,224)
     Change in net unrealized appr/depr.....................     (3,935,908)      (10,952,297)      120,421     (598,353)
                                                            -----------------------------------------------------------------------
  Net Increase resulting from Operations                         (3,634,880)       (7,056,534)      119,801     (633,495)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................      5,349,203        10,299,930     2,807,739    1,933,660
     Contract terminations and surrenders - FVLI............              0                 0             0            0
     Contract terminations and surrenders - PrinFlex........        (64,414)         (307,833)      (18,645)     (33,630)
     Contract terminations and surrenders - SVUL............            (37)             (310)            0            0
     Death benefit payments.................................            (93)             (102)            0         (444)
     Policy loan transfers..................................        (47,302)         (134,356)       (2,097)     (20,726)
     Transfers to other contracts...........................     (1,354,069)       (1,606,677)     (909,512)    (301,292)
     Cost of insurance and administration charges - FVLI....              0              (123)          (76)         (12)
     Cost of insurance and administration charges - PrinFlex       (562,952)       (1,733,607)      (98,289)    (227,804)
     Cost of insurance and administration charges - SVUL....        (33,437)          (86,286)      (76,428)     (10,110)
     Surrender charges - FVLI...............................              0                 0             0            0
     Surrender charges - PrinFlex...........................        (24,193)         (115,620)       (7,003)     (12,631)
     Surrender charges - SVUL...............................           (645)           (5,424)            0            0
                                                            -----------------------------------------------------------------------
  Net Increase from Policy Related Transactions                   3,262,060         6,309,592     1,695,690    1,327,010
                                                            -----------------------------------------------------------------------

Total Increase                                                     (372,819)         (746,942)    1,815,491      693,515
                                                            -----------------------------------------------------------------------
Net Assets at September 30, 2001                                  4,876,226        18,311,619     2,817,041    2,651,781
                                                            =======================================================================




                                                                SmallCap               SmallCap
                                                                 Growth                  Value                Utilities
                                                                Division               Division               Division
                                                            ------------------------------------------------------------

Net Assets at January 1, 2001                                 8,419,398              1,737,646              1,392,047
Increase (decrease) in Net Assets from Operations:
     Net investment income..................................    (64,367)               (16,109)               (11,010)
     Net realized gain (loss) on investments...............    (200,476)                27,852                 (5,501)
     Change in net unrealized appr/depr..................... (5,216,930)              (429,911)              (532,412)
                                                            ----------------------------------------------------------
  Net Increase resulting from Operations                     (5,481,773)              (418,168)              (548,923)

   Policy related transactions (Note 2):
     Net premium payments, less sales charges
       and applicable premium taxes.........................  6,756,874              4,402,938              1,623,176
     Contract terminations and surrenders - FVLI............          0                      0                      0
     Contract terminations and surrenders - PrinFlex........   (101,101)               (27,329)               (29,727)
     Contract terminations and surrenders - SVUL............       (145)                     0                    (22)
     Death benefit payments.................................     (1,136)                     0                 (6,804)
     Policy loan transfers..................................    (43,345)               (36,291)                (7,051)
     Transfers to other contracts........................... (1,427,060)            (1,284,142)              (352,788)
     Cost of insurance and administration charges - FVLI....          0                   (193)                   (76)
     Cost of insurance and administration charges - PrinFlex   (824,906)              (161,670)              (142,140)
     Cost of insurance and administration charges - SVUL....    (42,815)                (6,781)                (8,715)
     Surrender charges - FVLI...............................          0                      0                      0
     Surrender charges - PrinFlex...........................    (37,973)               (10,265)               (11,165)
     Surrender charges - SVUL...............................     (2,532)                     0                   (381)
                                                            ----------------------------------------------------------
  Net Increase from Policy Related Transactions               4,275,861              2,876,267              1,064,304
                                                            ----------------------------------------------------------

Total Increase                                               (1,205,912)             2,458,098                515,381
                                                            ----------------------------------------------------------
Net Assets at September 30, 2001                              7,213,486              4,195,744              1,907,428
                                                            ==========================================================

                         Report of Independent Auditors





Board of Directors and Participants
Principal Life Insurance Company


We have audited the accompanying individual and combined statements of net assets of Principal Life Insurance Company Variable Life Separate Account (comprised of the Aggressive Growth, Asset Allocation, Balanced, Bond, Capital Value, Fidelity Contrafund, Fidelity Equity Income, Fidelity High Income, Government Securities, Growth, High Yield, International, International SmallCap, LargeCap Stock Index, MicroCap, MidCap, MidCap Growth, Money Market, Putnam Global Asset Allocation, Putnam Vista, Putnam Voyager, Real Estate, SmallCap, SmallCap Growth, SmallCap Value, and Utilities Divisions) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the three years in the period then ended, except for those divisions operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the management of Principal Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and combined financial position of the respective divisions of Principal Life Insurance Company Variable Life Separate Account at December 31, 2000, and the individual and combined results of their operations and the changes in their net assets for the periods described above, in conformity with accounting principles generally accepted in the United States.

                                                   /s/ Ernst & Young LLP

Des Moines, Iowa
February 9, 2001



                        Principal Life Insurance Company
                         Variable Life Separate Account

                            Statements of Net Assets

                               December 31, 2000




Assets
Investments:
   Aggressive Growth Division:
     Aggressive Growth Account - 2,256,883 shares at net asset value of $20.37 per
       share (cost - $46,719,608)                                                             $  45,972,711
   Asset Allocation Division:
     Asset Allocation Account - 459,836 shares at net asset value of $12.02 per share
       (cost - $5,926,974)                                                                        5,527,233
   Balanced Division:
     Balanced Account - 776,244 shares at net asset value of $15.43 per share
       (cost - $12,067,919)                                                                      11,977,437
   Bond Division:
     Bond Account - 770,911 shares at net asset value of $11.78 per share
       (cost - $8,896,611)                                                                        9,081,333
   Capital Value Division:
     Capital Value Account - 928,689 shares at net asset value of $30.72 per share
       (cost - $30,823,307)                                                                      28,529,336
   Fidelity Contrafund Division:
     Fidelity Variable Insurance Products Fund II: Contrafund Portfolio -
       1,490,541 shares at net asset value of $23.74 per share (cost - $36,425,024)              35,385,437
   Fidelity Equity Income Division:
     Fidelity Variable Insurance Products Fund: Equity Income Portfolio -
       532,017 shares at net asset value of $25.52 per share (cost - $12,913,433)                13,577,072
   Fidelity High Income Division:
     Fidelity Variable Insurance Products Fund: High Income Portfolio - 222,675 shares
     at net asset value of $8.18 per share (cost - $2,400,343)                                    1,821,483
   Government Securities Division:
   Government Securities Account - 296,896 shares at net asset value of $11.43 per
       share (cost - $3,223,472)                                                                  3,393,527
   Growth Division:
     Growth Account - 897,141 shares at net asset value of $16.43 per share
       (cost - $17,838,029)                                                                      14,740,033
   High Yield Division:
     High Yield Account - 252,365 shares at net asset value of $6.41 per share
       (cost - $2,097,132)                                                                        1,617,658
   International Division:
     International Account - 1,247,631 shares at net asset value of $13.90 per share
       (cost - $18,775,878)                                                                      17,342,064
   International SmallCap Division:
     International SmallCap Account - 498,770 shares at net asset value of $13.87 per
       share (cost - $7,897,848)                                                             $    6,917,944
   LargeCap Stock Index Division:
     LargeCap Stock Index Account - 1,289,589 shares at net asset value of $9.52 per
       share (cost - $13,089,754)                                                                12,276,884
   MicroCap Division:
     MicroCap Account - 141,001 shares at net asset value of $9.00 per share
       (cost - $1,273,531)                                                                        1,269,013
   MidCap Division:
     MidCap Account - 1,088,559 shares at net asset value of $34.47 per share
       (cost - $35,764,004)                                                                      37,522,641
   MidCap Growth Division:
     MidCap Growth Account - 229,128 shares at net asset value of $10.46 per share
       (cost - $2,449,528)                                                                        2,396,679
   Money Market Division:
     Money Market Account - 18,255,616 shares at net asset value of $1.00 per share
       (cost - $18,255,616)                                                                      18,255,616
   Putnam Global Asset Allocation Division:
     Putnam Variable Trust: Global Asset Allocation Fund - 56,641 shares at net asset
       value of $16.67 per share (cost - $1,008,219)                                                944,197
   Putnam Vista Division:
     Putnam Variable Trust: Vista Fund - 267,808 shares at net asset value of $19.60
       per share (cost - $5,777,489)                                                              5,249,045
   Putnam Voyager Division:
     Putnam Variable Trust: Voyager Fund - 391,829 shares at net asset value of $48.64
       per share (cost - $21,821,310)                                                            19,058,561
   Real Estate Division:
     Real Estate Account - 97,332 shares at net asset value of $10.29 per share
       (cost - $971,240)                                                                          1,001,550
   SmallCap Division:
     SmallCap Account - 250,098 shares at net asset value of $7.83 per share
       (cost - $2,419,189)                                                                        1,958,266
   SmallCap Growth Division:
     SmallCap Growth Account - 540,051 shares at net asset value of $15.59 per share
       (cost - $10,019,989)                                                                       8,419,398
   SmallCap Value Division:
     SmallCap Value Account - 154,320 shares at net asset value of $11.26 per share
       (cost - $1,654,296)                                                                        1,737,646
   Utilities Division:
     Utilities Account - 111,991 shares at net asset value of $12.43 per share
       (cost - $1,295,546)                                                                        1,392,047

                                                                                          --------------------
                                        Combined net assets                                    $307,364,811
                                                                                          ====================





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                 Statements of Net Assets (continued)

                                                           December 31, 2000




                                                                                    Unit
                                                                      Units         Value
                                                                  ----------------------------
                                                                  ----------------------------
Net assets are represented by:
   Aggressive Growth Division:
     PrinFlex Life                                                    2,464,515    $18.16         $  44,753,095
     Survivorship Variable Universal Life                               111,696     10.92             1,219,616
                                                                                                  -------------------
                                                                                                     45,972,711
   Asset Allocation Division:
     PrinFlex Life                                                      330,942     15.26             5,049,325
     Survivorship Variable Universal Life                                42,349     11.29               477,908
                                                                                                  --------------------
                                                                                                      5,527,233
   Balanced Division:
     Flex Variable Life                                                 121,505     29.95             3,639,550
     PrinFlex Life                                                      612,393     13.26             8,119,788
     Survivorship Variable Universal Life                                21,905      9.96               218,099
                                                                                                  --------------------
                                                                                                     11,977,437
   Bond Division:
     Flex Variable Life                                                  66,498     24.82             1,650,255
     PrinFlex Life                                                      582,589     12.45             7,253,705
     Survivorship Variable Universal Life                                16,360     10.84               177,373
                                                                                                  --------------------
                                                                                                      9,081,333
   Capital Value Division:
     Flex Variable Life                                                 220,576     36.53             8,056,286
     PrinFlex Life                                                    1,462,363     13.90            20,331,641
     Survivorship Variable Universal Life                                15,064      9.39               141,409
                                                                                                  --------------------
                                                                                                     28,529,336
   Fidelity Contrafund Division:
     PrinFlex Life                                                    1,870,108     18.27            34,165,250
     Survivorship Variable Universal Life                               115,073     10.60             1,220,187
                                                                                                  --------------------
                                                                                                     35,385,437
   Fidelity Equity Income Division:
     PrinFlex Life                                                      828,884     15.78            13,079,878
     Survivorship Variable Universal Life                                47,161     10.54               497,194
                                                                                                  --------------------
                                                                                                     13,577,072
   Fidelity High Income Division:
     PrinFlex Life                                                      191,185      9.24             1,766,502
     Survivorship Variable Universal Life                                 7,048      7.80                54,981
                                                                                                  --------------------
                                                                                                  --------------------
                                                                                                      1,821,483
   Government Securities Division:
     PrinFlex Life                                                      249,262     13.14             3,275,712
     Survivorship Variable Universal Life                                10,415     11.31               117,815
                                                                                                  --------------------
                                                                                                      3,393,527

   Growth Division:
     PrinFlex Life                                                      918,036    $15.40         $  14,141,233
     Survivorship Variable Universal Life                                61,041      9.81               598,800
                                                                                                  --------------------
                                                                                                     14,740,033

   High Yield Division - Flex Variable Life                              78,929     20.50             1,617,658

   International Division:
     PrinFlex Life                                                    1,218,442     13.91            16,951,351
     Survivorship Variable Universal Life                                36,854     10.60               390,713
                                                                                                  --------------------
                                                                                                     17,342,064
   International SmallCap Division:
     PrinFlex Life                                                      410,158     15.53             6,369,250
     Survivorship Variable Universal Life                                41,551     13.21               548,694
                                                                                                  --------------------
                                                                                                      6,917,944
   LargeCap Stock Index Division:
     PrinFlex Life                                                    1,160,433      9.98            11,581,287
     Survivorship Variable Universal Life                                69,432     10.02               695,597
                                                                                                  --------------------
                                                                                                     12,276,884
   MicroCap Division:
     PrinFlex Life                                                       93,698      9.07               849,676
     Survivorship Variable Universal Life                                41,040     10.22               419,337
                                                                                                  --------------------
                                                                                                      1,269,013
   MidCap Division:
     Flex Variable Life                                                 270,410     52.38            14,164,162
     PrinFlex Life                                                    1,440,670     16.15            23,270,443
     Survivorship Variable Universal Life                                 6,883     12.79                88,036
                                                                                                  --------------------
                                                                                                     37,522,641
   MidCap Growth Division:
     PrinFlex Life                                                      198,779     11.62             2,308,819
     Survivorship Variable Universal Life                                 7,481     11.75                87,860
                                                                                                  --------------------
                                                                                                      2,396,679
   Money Market Division:
     Flex Variable Life                                                  26,328     17.93               472,119
     PrinFlex Life                                                    1,384,368     12.24            16,941,801
     Survivorship Variable Universal Life                                77,857     10.81               841,696
                                                                                                  --------------------
                                                                                                     18,255,616
   Putnam Global Asset Allocation Division:
     PrinFlex Life                                                       77,748     10.94               850,940
     Survivorship Variable Universal Life                                 9,026     10.33                93,257
                                                                                                  --------------------
                                                                                                        944,197
   Putnam Vista Division:
     PrinFlex Life                                                      326,362    $15.38        $    5,018,092
     Survivorship Variable Universal Life                                17,302     13.35               230,953
                                                                                                  --------------------
                                                                                                      5,249,045
   Putnam Voyager Division:
     PrinFlex Life                                                    1,227,585     14.30            17,553,809
     Survivorship Variable Universal Life                               126,566     11.89             1,504,752
                                                                                                  --------------------
                                                                                                     19,058,561
   Real Estate Division
     PrinFlex Life                                                       62,805     11.70               734,933
     Survivorship Variable Universal Life                                21,169     12.59               266,617
                                                                                                  --------------------
                                                                                                  --------------------
                                                                                                      1,001,550
   SmallCap Division:
     PrinFlex Life                                                      184,090     10.13             1,865,420
     Survivorship Variable Universal Life                                 8,807     10.54                92,846
                                                                                                  --------------------
                                                                                                      1,958,266
   SmallCap Growth Division:
     PrinFlex Life                                                      446,771     17.29             7,725,206
     Survivorship Variable Universal Life                                50,714     13.69               694,192
                                                                                                  --------------------
                                                                                                      8,419,398
   SmallCap Value Division:
     PrinFlex Life                                                      127,733     12.80             1,635,453
     Survivorship Variable Universal Life                                 7,444     13.72               102,193
                                                                                                  --------------------
                                                                                                      1,737,646
   Utilities Division:
     PrinFlex Life                                                       89,322     14.09             1,258,486
     Survivorship Variable Universal Life                                11,415     11.71               133,561
                                                                                                  --------------------
                                                                                                      1,392,047
                                                                                                  --------------------
Combined net assets                                                                                $307,364,811
                                                                                                  ====================



See accompanying notes.





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                       Statements of Operations

                                             Years ended December 31, 2000, 1999 and 1998




                                                                                                 Aggressive
                                                                                                   Growth
                                                                                  Combined        Division
                                                                               ---------------- --------------

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                                   $   2,481,753    $     -
   Capital gains distributions                                                    18,866,822       1,219,532
                                                                               ---------------- --------------
                                                                                  21,348,575       1,219,532
Expenses:
   Mortality and expense risks                                                     2,348,094         357,859
                                                                               ---------------- --------------
Net investment income (loss)                                                      19,000,481         861,673

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                          (111,246)        146,570
Change in net unrealized appreciation or depreciation of investments             (32,833,683)     (7,649,724)
                                                                               ----------------  --------------
Net increase (decrease) in net assets resulting from operations                 $(13,944,448)    $(6,641,481)
                                                                               ================ ==============

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                                   $   3,065,326    $
                                                                                                           -
   Capital gains distributions                                                     9,306,861       2,005,405
                                                                               ---------------- --------------
                                                                                  12,372,187       2,005,405
Expenses:
   Mortality and expense risks                                                     1,367,910         182,021
                                                                               ---------------- --------------
Net investment income (loss)                                                      11,004,277       1,823,384

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                           646,392          88,148
Change in net unrealized appreciation or depreciation of investments              11,074,319       6,010,958
                                                                               ---------------- --------------
Net increase (decrease) in net assets resulting from operations                 $ 22,724,988     $ 7,922,490
                                                                               ================ ==============

Year ended December 31, 1998 Investment income (loss) Income:
   Dividends                                                                   $   1,927,629    $      25,269
   Capital gains distributions                                                     3,545,632         576,813
                                                                               ---------------- --------------
                                                                                   5,473,261         602,082
Expenses:
   Mortality and expense risks                                                       736,803          74,911
                                                                               ---------------- --------------
Net investment income (loss)                                                       4,736,458         527,171

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         1,677,430          11,214
Change in net unrealized appreciation or depreciation of investments               1,393,781         947,122
                                                                               ---------------- --------------
Net increase (decrease) in net assets resulting from operations                $   7,807,669     $ 1,485,507
                                                                               ================ ==============


See accompanying notes.





                                                                                    Asset                              Capital Value
                                                                                 Allocation     Balanced       Bond      Division
                                                                                  Division      Division     Division
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


Year ended December 31, 2000
Investment income (loss)
     Income:
        Dividends                                                                 $140,582      $   -         $    -    $    448,738
        Capital gains distributions                                                401,133          -              -         135,404
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    41,715           -              -       584,142
      Expenses:
        Mortality and expense risks                                                 37,864     104,162         70,481       253,147
------------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                       503,851    (104,162)       (70,481)      330,995

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                           9,480     (52,909)       (67,172)     (899,891)
Change in net unrealized appreciation or depreciation of investments              (522,565)     67,563        710,421       950,640
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                 $   (9,234)  $ (89,508)     $ 572,768  $    381,744
====================================================================================================================================
Year ended December 31, 1999
Investment income (loss)
     Income:
        Dividends                                                                $  72,994    $421,363      $ 423,106  $    631,298
        Capital gains distributions                                                220,018     458,007              -     3,121,167
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   293,012     879,370        423,106     3,752,465
   Expenses:
Mortality and expense risks                                                         20,257      93,638         47,388       227,884
------------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                       272,755     785,732        375,718     3,524,581

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                          18,368      77,332         (8,182)      207,213
Change in net unrealized appreciation or depreciation of investments               136,643    (695,498)      (552,153)   (5,167,258)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                   $427,766    $167,566      $(184,617)  $(1,435,464)
====================================================================================================================================

Year ended December 31, 1998
Investment income (loss)
     Income:
           Dividends                                                             $  37,595    $278,168      $ 200,418  $    398,541
           Capital gains distributions                                              39,061     298,323          2,083       748,100
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    76,656     576,491        202,501     1,146,641
   Expenses:
Mortality and expense risks                                                          9,173      63,126         24,494       136,738
------------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                        67,483     513,365        178,007     1,009,903

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                          (1,770)    161,523         33,503       281,655
Change in net unrealized appreciation or depreciation of investments                10,057     118,060        (19,726)      461,090
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                  $  75,770    $792,948      $ 191,784   $ 1,752,648
====================================================================================================================================



                                                                                       Fidelity
                                                                                      Contrafund
                                                                                       Division
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


Year ended December 31, 2000
Investment income (loss)
     Income:
        Dividends                                                                $       84,138
        Capital gains distributions                                                   3,054,223
--------------------------------------------------------------------------------------------------
                                                                                     3,138,361
      Expenses:
        Mortality and expense risks                                                    254,559
--------------------------------------------------------------------------------------------------
Net investment income (loss)                                                         2,883,802

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                              32,714
Change in net unrealized appreciation or depreciation of investments                (5,395,041)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                    $(2,478,525)
==================================================================================================
Year ended December 31, 1999
Investment income (loss)
     Income:
        Dividends                                                                $      45,256
        Capital gains distributions                                                    331,881
--------------------------------------------------------------------------------------------------
                                                                                       377,137
   Expenses:
Mortality and expense risks                                                            115,541
--------------------------------------------------------------------------------------------------
Net investment income (loss)                                                           261,596

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                              36,522
Change in net unrealized appreciation or depreciation of investments                 3,000,192
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                    $ 3,298,310
==================================================================================================

Year ended December 31, 1998
Investment income (loss)
     Income:
           Dividends                                                              $     17,790
           Capital gains distributions                                                 130,883
--------------------------------------------------------------------------------------------------
                                                                                       148,673
   Expenses:
Mortality and expense risks                                                             37,872
--------------------------------------------------------------------------------------------------
Net investment income (loss)                                                           110,801

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                              12,594
Change in net unrealized appreciation or depreciation of investments                 1,240,221
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                     $1,363,616
==================================================================================================




                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                 Statements of Operations (continued)

                                             Years ended December 31, 2000, 1999 and 1998





                                                                                    Fidelity      Fidelity High     Government
                                                                                 Equity Income   Income Division    Securities
                                                                                    Division                         Division

                                                                                 --------------- ---------------- --------------

Year ended December 31, 2000
Investment income (loss) Income:
   Dividends                                                                         $167,161       $ 112,140     $           -
   Capital gains distributions                                                        629,770               -                -
                                                                                 --------------- ---------------- --------------
                                                                                      796,931         112,140                -
Expenses:
   Mortality and expense risks                                                        100,688          16,875           24,903
                                                                                 --------------- ---------------- --------------
Net investment income (loss)                                                          696,243          95,265          (24,903)
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                            (36,409)        (46,430)         (73,232)
Change in net unrealized appreciation or depreciation of investments                  320,251        (528,218)         358,676
                                                                                --------------- ---------------- ---------------
Net increase (decrease) in net assets resulting from operations                      $980,085       $(479,383)        $260,541
                                                                                 =============== ================ ==============
Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                                        $  81,671       $ 107,614         $181,309
   Capital gains distributions                                                        180,535           4,023                -
                                                                                 --------------- ---------------- --------------
                                                                                      262,206         111,637          181,309
Expenses:
   Mortality and expense risks                                                         66,774          12,593           29,098
                                                                                 --------------- ---------------- --------------
Net investment income (loss)                                                          195,432          99,044          152,211
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                             26,811         (18,366)         (23,023)
Change in net unrealized appreciation or depreciation of investments                   51,551           9,792         (179,101)
                                                                                 --------------- ---------------- --------------
Net increase (decrease) in net assets resulting from operations                      $273,794       $  90,470        $ (49,913)
                                                                                 =============== ================ ==============
Year ended December 31, 1998 Investment income (loss) Income:
   Dividends                                                                        $  18,251       $  31,106         $111,671
   Capital gains distributions                                                         64,952          19,765                -
                                                                                 --------------- ---------------- --------------
                                                                                       83,203          50,871          111,671
Expenses:
   Mortality and expense risks                                                         24,478           7,171           14,161
                                                                                 --------------- ---------------- --------------
Net investment income (loss)                                                           58,725          43,700           97,510
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                              5,628         (11,177)           1,370
Change in net unrealized appreciation or depreciation of investments                  219,300         (81,364)          (6,358)
                                                                                 --------------- ---------------- --------------
Net increase (decrease) in net assets resulting from operations                      $283,653       $ (48,841)       $  92,522
                                                                                 =============== ================ ==============
(1)   Commenced operations May 1, 1998.
(2)   Commenced operations May 1, 1999.
See accompanying notes.





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                 Statements of Operations (continued)

                                             Years ended December 31, 2000, 1999 and 1998






                                                                                   Growth
                                                                                  Division
                                                                                --------------
Year ended December 31, 2000
Investment income (loss) Income:
   Dividends                                                                    $     -
   Capital gains distributions                                                     2,991,447
                                                                                --------------
                                                                                   2,991,447
Expenses:
   Mortality and expense risks                                                       120,729
                                                                                --------------
Net investment income (loss)                                                       2,870,718
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                            27,791
Change in net unrealized appreciation or depreciation of investments              (4,702,775)
                                                                                  --------------
Net increase (decrease) in net assets resulting from operations                  $(1,804,266)
                                                                                ==============
Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                                    $     61,438
   Capital gains distributions                                                        26,610
                                                                                --------------
                                                                                      88,048
Expenses:
   Mortality and expense risks                                                        65,974
                                                                                --------------
Net investment income (loss)                                                          22,074
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                            35,999
Change in net unrealized appreciation or depreciation of investments               1,136,770
                                                                                --------------
Net increase (decrease) in net assets resulting from operations                 $  1,194,843
                                                                                ==============
Year ended December 31, 1998 Investment income (loss) Income:
   Dividends                                                                    $     46,962
   Capital gains distributions                                                        44,586
                                                                                --------------
                                                                                      91,548
Expenses:
   Mortality and expense risks                                                        22,163
                                                                                --------------
Net investment income (loss)                                                          69,385
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                             8,386
Change in net unrealized appreciation or depreciation of investments                 437,013
                                                                                --------------
Net increase (decrease) in net assets resulting from operations                 $    514,784
                                                                                ==============
(1)   Commenced operations May 1, 1998.
(2)   Commenced operations May 1, 1999.
See accompanying notes.







                                                                                  High                        International
                                                                                  Yield      International      SmallCap
                                                                                Division        Division      Division (1)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Year ended December 31, 2000
Investment income (loss)
    Income:
       Dividends                                                                 $159,252    $    115,474    $         -
       Capital gains distributions                                                      -         687,531           362,609
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  159,252         803,005           362,609
  Expenses:
        Mortality and expense risks                                                12,260         139,590            45,118
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                      146,992         663,415           317,491
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                        (36,162)         10,274           137,726
Change in net unrealized appreciation or depreciation of investments             (199,645)     (2,202,921)       (1,565,735)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                 $ (88,815)    $(1,529,232)      $(1,110,518)
=============================================================================================================================

Year ended December 31, 1999
Investment income (loss)
    Income:
        Dividends                                                                $156,525     $   331,297    $     -
        Capital gains distributions                                                     -       1,187,285            77,693
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  156,525       1,518,582            77,693
  Expenses:
        Mortality and expense risks                                                15,977          88,959             6,069
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                      140,548       1,429,623            71,624
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                        (83,063)         34,900            29,313
Change in net unrealized appreciation or depreciation of investments              (35,529)        942,834           570,819
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                 $  21,956      $2,407,357      $    671,756
=============================================================================================================================

Year ended December 31, 1998
Investment income (loss)
    Income:
        Dividends                                                                $202,766     $   118,274    $          851
        Capital gains distributions                                                     -         238,049                 -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  202,766         356,323               851
  Expenses:
        Mortality and expense risks                                                16,917          47,404               732
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                      185,849         308,919               119
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         (1,713)          5,582              (148)
Change in net unrealized appreciation or depreciation of investments             (222,572)         (8,068)           15,012
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                 $ (38,436)    $   306,433     $      14,983
=============================================================================================================================







                                                                                   LargeCap
                                                                                  Stock Index     MicroCap
                                                                                 Division (2)   Division (1)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


Year ended December 31, 2000
Investment income (loss)
    Income:
       Dividends                                                                  $   102,989     $  6,198
       Capital gains distributions                                                     41,453            -
--------------------------------------------------------------------------------------------------------------
                                                                                      144,442        6,198
  Expenses:
        Mortality and expense risks                                                    72,122        7,677
--------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                           72,320       (1,479)
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                                153       32,846
Change in net unrealized appreciation or depreciation of investments               (1,133,899)        (737)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                   $(1,061,426)     $30,630
==============================================================================================================

Year ended December 31, 1999
Investment income (loss)
    Income:
        Dividends                                                                $     27,669    $     614
        Capital gains distributions                                                    35,810            -
--------------------------------------------------------------------------------------------------------------
                                                                                       63,479          614
  Expenses:
        Mortality and expense risks                                                    15,615        2,622
--------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                           47,864       (2,008)
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                                377          539
Change in net unrealized appreciation or depreciation of investments                  321,029       (4,874)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                  $    369,270     $ (6,343)
==============================================================================================================

Year ended December 31, 1998
Investment income (loss)
    Income:
        Dividends                                                                $          -       $  620
        Capital gains distributions                                                         -            -
--------------------------------------------------------------------------------------------------------------
                                                                                            -          620
  Expenses:
        Mortality and expense risks                                                         -          326
--------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                                -          294
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                                  -         (681)
Change in net unrealized appreciation or depreciation of investments                        -        1,093
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                  $          -       $  706
==============================================================================================================





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                 Statements of Operations (continued)

                                             Years ended December 31, 2000, 1999 and 1998





                                                                                            MidCap       Money Market
                                                                             MidCap         Growth         Division
                                                                            Division     Division (1)
                                                                         --------------- -------------- ---------------
Year ended December 31, 2000
Investment income (loss) Income:
   Dividends                                                             $    96,220      $    4,159       $947,987
   Capital gains distributions                                             6,502,170         199,447              -
                                                                         --------------- -------------- ---------------
                                                                           6,598,390         203,606        947,987
Expenses:
   Mortality and expense risks                                               272,454          13,595        185,639
                                                                         --------------- -------------- ---------------
Net investment income (loss)                                               6,325,936         190,011        762,348
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                   396,277          26,224              -
Change in net unrealized appreciation or depreciation of investments      (2,361,754)       (163,442)             -
                                                                         --------------- -------------- ---------------
Net increase (decrease) in net assets resulting from operations           $4,360,459      $   52,793       $762,348
                                                                         =============== ============== ===============
Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                             $    93,198     $     1,567       $407,602
   Capital gains distributions                                             1,313,207               -              -
                                                                         --------------- -------------- ---------------
                                                                           1,406,405           1,567        407,602
Expenses:
   Mortality and expense risks                                               228,629           5,079         93,734
                                                                         --------------- -------------- ---------------
Net investment income (loss)                                               1,177,776          (3,512)       313,868
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                   142,810           9,001              -
Change in net unrealized appreciation or depreciation of investments       2,019,372          82,583              -
                                                                         --------------- -------------- ---------------
                                                                         --------------- -------------- ---------------
Net increase (decrease) in net assets resulting from operations           $3,339,958       $  88,072       $313,868
                                                                         =============== ============== ===============
                                                                         =============== ============== ===============
Year ended December 31, 1998 Investment income (loss) Income:
   Dividends                                                             $   146,679     $         -       $290,641
   Capital gains distributions                                             1,383,017               -              -
                                                                         --------------- -------------- ---------------
                                                                         --------------- -------------- ---------------
                                                                           1,529,696               -        290,641
Expenses:
   Mortality and expense risks                                               185,626             637         67,849
                                                                         --------------- -------------- ---------------
                                                                         --------------- -------------- ---------------
Net investment income (loss)                                               1,344,070            (637)       222,792
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                 1,170,701             249              -
Change in net unrealized appreciation or depreciation of investments      (1,927,129)         28,009              -
                                                                         --------------- -------------- ---------------
                                                                         --------------- -------------- ---------------
Net increase (decrease) in net assets resulting from operations          $   587,642       $  27,621       $222,792
                                                                         =============== ============== ===============
(1)   Commenced operations May 1, 1998.

See accompanying notes.


                                                                           Putnam Global
                                                                          Asset Allocation
                                                                            Division (1)
                                                                         --------------------
Year ended December 31, 2000
Investment income (loss) Income:
   Dividends                                                                $    9,533
   Capital gains distributions                                                  51,153
                                                                         --------------------
                                                                                60,686
Expenses:
   Mortality and expense risks                                                   6,544
                                                                         --------------------
Net investment income (loss)                                                    54,142
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                      (1,478)
Change in net unrealized appreciation or depreciation of investments           (91,512)
                                                                         --------------------
Net increase (decrease) in net assets resulting from operations             $  (38,848)
                                                                         ====================
Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                                $    3,412
   Capital gains distributions                                                   9,719
                                                                         --------------------
                                                                                13,131
Expenses:
   Mortality and expense risks                                                   2,385
                                                                         --------------------
Net investment income (loss)                                                    10,746
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                       4,668
Change in net unrealized appreciation or depreciation of investments            23,177
                                                                         --------------------
                                                                         --------------------
Net increase (decrease) in net assets resulting from operations             $   38,591
                                                                         ====================
                                                                         ====================
Year ended December 31, 1998 Investment income (loss) Income:
   Dividends                                                                $        -
   Capital gains distributions                                                       -
                                                                         --------------------
                                                                         --------------------
                                                                                     -
Expenses:
   Mortality and expense risks                                                     120
                                                                         --------------------
                                                                         --------------------
Net investment income (loss)                                                      (120)
Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         140
Change in net unrealized appreciation or depreciation of investments             4,313
                                                                         --------------------
                                                                         --------------------
Net increase (decrease) in net assets resulting from operations             $    4,333
                                                                         ====================
(1)   Commenced operations May 1, 1998.

See accompanying notes.




                                                                                Putnam Vista  Putnam Voyager
                                                                                Division (1)   Division (1)    Real Estate
                                                                                                               Division (1)
  ---------------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------------

  Year ended December 31, 2000
  Investment income (loss)
      Income:
        Dividends                                                                  $     -     $        778       $37,862
        Capital gains distributions                                                 20,972        1,650,707            -
  ---------------------------------------------------------------------------------------------------------------------------
                                                                                    20,972        1,651,485        37,862
    Expenses:
  Mortality and expense risks                                                       27,026          134,312        2,771
  ---------------------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                      (6,054)       1,517,173       35,091
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                        23,433               25       12,346
  Change in net unrealized appreciation or depreciation of investments            (730,737)      (5,168,799)      35,647
  ---------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                $(713,358)     $(3,651,601)      $83,084
  ===========================================================================================================================
  Year ended December 31, 1999
  Investment income (loss)
      Income:
    Dividends                                                                   $        -     $       1,764      $  3,569

  Capital gains distributions                                                       62,859          163,482            -
  ---------------------------------------------------------------------------------------------------------------------------
                                                                                    62,859          165,246          3,569
    Expenses:
        Mortality and expense risks                                                  2,960           29,437            376
  ---------------------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                      59,899          135,809          3,193
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                         5,780           16,417           (785)
  Change in net unrealized appreciation or depreciation of investments             181,556        2,300,449         (5,017)
  ---------------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                $ 247,235     $  2,452,675       $ (2,609)
  ===========================================================================================================================
  ===========================================================================================================================

  Year ended December 31, 1998
  Investment income (loss)
      Income:
        Dividends                                                               $        -     $          -       $    867

  Capital gains distributions                                                            -                -            -
  ---------------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------------
                                                                                         -                -            867
    Expenses:
        Mortality and expense risks                                                    174            1,414             56
  ---------------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                        (174)          (1,414)           811
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                           252               45           (64)
  Change in net unrealized appreciation or depreciation of investments              20,737          105,601          (320)
  ===========================================================================================================================
  ---------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations               $   20,815     $    104,232       $    427
  ===========================================================================================================================





                                                                                                  SmallCap
                                                                                   SmallCap        Growth
                                                                                 Division (1)   Division (1)
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
  Year ended December 31, 2000
  Investment income (loss)
      Income:
        Dividends                                                               $      5,550   $           -
        Capital gains distributions                                                  273,379         492,430
  -------------------------------------------------------------------------------------------------------------
                                                                                     278,929         492,430
    Expenses:
  Mortality and expense risks                                                         16,009          56,013
  -------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                       262,920         436,417
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                          28,981          71,121
  Change in net unrealized appreciation or depreciation of investments              (618,008)     (2,338,388)
  -------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                  $(326,107)    $(1,830,850)
  =============================================================================================================
  Year ended December 31, 1999
  Investment income (loss)
      Income:
    Dividends                                                                   $        331   $
                                                                                                           -
  Capital gains distributions                                                         88,145          19,242
  -------------------------------------------------------------------------------------------------------------
                                                                                      88,476          19,242
    Expenses:
        Mortality and expense risks                                                    4,836           5,327
  -------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                        83,640          13,915
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                          10,826          30,664
  Change in net unrealized appreciation or depreciation of investments               145,118         705,827
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations               $    239,584   $     750,406
  =============================================================================================================
  =============================================================================================================

  Year ended December 31, 1998
  Investment income (loss)
      Income:
        Dividends                                                                         24   $     -

  Capital gains distributions                                                              -         -
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
                                                                                          24               -
    Expenses:
        Mortality and expense risks                                                      557             385
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                          (533)           (385)
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                             (75)            (20)
  Change in net unrealized appreciation or depreciation of investments                11,967          31,970
  =============================================================================================================
  -------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                 $   11,359   $      31,565
  =============================================================================================================




                                                                                SmallCap Value
                                                                                 Division (1)     Utilities
                                                                                                 Division (1)

  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------

  Year ended December 31, 2000
  Investment income (loss)
      Income:
        Dividends                                                               $    16,994    $      25,998
        Capital gains distributions                                                 131,634           21,828
  -------------------------------------------------------------------------------------------------------------
                                                                                    148,628           47,826
    Expenses:
        Mortality and expense risks                                                   8,739            6,958
  -------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                      139,889           40,868
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                        127,192           19,284
  Change in net unrealized appreciation or depreciation of investments                 (543)          97,562
  -------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                  $266,538         $157,714
  =============================================================================================================

  Year ended December 31, 1999
  Investment income (loss)
      Income:
        Dividends                                                               $     3,592       $    8,137
        Capital gains distributions                                                       -            1,773
  -------------------------------------------------------------------------------------------------------------
                                                                                      3,592            9,910
    Expenses:
        Mortality and expense risks                                                   2,821            1,916
  -------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                          771            7,994
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                          2,968            1,155
  Change in net unrealized appreciation or depreciation of investments               78,477           (3,398)
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                 $  82,216       $    5,751
  =============================================================================================================
  =============================================================================================================

  Year ended December 31, 1998
  Investment income (loss)
      Income:
        Dividends                                                              $        512      $       624
        Capital gains distributions                                                       -                -
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
                                                                                        512              624
    Expenses:
  Mortality and expense risks                                                           255               64
  -------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------
  Net investment income (loss)                                                          257              560
  Realized and unrealized gains (losses) on investments
  Net realized gains (losses) on investments                                           (136)             372
  Change in net unrealized appreciation or depreciation of investments                5,416            2,337
  =============================================================================================================
  -------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in net assets resulting from operations                $    5,537       $    3,269
  =============================================================================================================




                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                  Statements of Changes in Net Assets

                                                     Year ended December 31, 2000





                                                                                               Aggressive         Asset
                                                                                            Growth Division    Allocation
                                                                               Combined                         Division

                                                                            ---------------------------------------------------
                                                                            ---------------------------------------------------


Net assets at January 1, 2000                                                  $214,751,457    $33,093,420       $3,132,463

Increase (decrease) in net assets
Operations:
   Net investment income (loss)                                                  19,000,481        861,673          503,851
   Net realized gains (losses) on investments                                      (111,246)       146,570            9,480
   Change in net unrealized appreciation or depreciation of investments         (32,833,683)    (7,649,724)        (522,565)
                                                                            ---------------------------------------------------
                                                                            ---------------------------------------------------
Net increase (decrease) in net assets resulting from operations                 (13,944,448)    (6,641,481)          (9,234)

Policy related transactions:
   Net premium payments, less sales charges and applicable premium taxes
                                                                                255,193,157     29,758,309        3,289,056
   Contract terminations and surrenders                                          (6,730,897)      (902,757)         (65,587)
   Death benefit payments                                                          (213,260)       (19,750)               -
   Policy loan transfers                                                         (4,161,013)      (797,276)         (26,235)
   Transfers to other contracts                                                (108,204,769)    (3,750,874)        (365,808)
   Cost of insurance and administration charges                                 (26,531,044)    (4,191,357)        (385,961)
   Surrender charges                                                             (2,794,372)      (575,523)         (41,461)
                                                                            ---------------------------------------------------
                                                                            ---------------------------------------------------
Increase (decrease) in net assets from policy related transactions              106,557,802     19,520,772        2,404,004
                                                                            ---------------------------------------------------
                                                                            ---------------------------------------------------
Total increase (decrease)                                                        92,613,354     12,879,291        2,394,770
                                                                            ---------------------------------------------------
                                                                            ---------------------------------------------------
Net assets at December 31, 2000                                                $307,364,811    $45,972,711       $5,527,233
                                                                            ===================================================
                                                                            ---------------------------------------------------




                                                                                Balanced           Bond
                                                                                Division         Division

                                                                            ----------------------------------
                                                                            ----------------------------------


Net assets at January 1, 2000                                                   $12,297,279      $6,647,735


Increase (decrease) in net assets
Operations:

   Net investment income (loss)                                                    (104,162)        (70,481)
   Net realized gains (losses) on investments                                       (52,909)        (67,172)
   Change in net unrealized appreciation or depreciation of investments              67,563         710,421

                                                                            ----------------------------------
                                                                            ----------------------------------

Net increase (decrease) in net assets resulting from operations                     (89,508)        572,768


Policy related transactions:
   Net premium payments, less sales charges and applicable premium taxes

                                                                                  4,313,099      4,695,877
   Contract terminations and surrenders                                            (453,456)       (224,651)
   Death benefit payments                                                           (21,288)         (6,705)
   Policy loan transfers                                                           (227,754)       (112,479)
   Transfers to other contracts                                                  (2,699,004)     (1,602,705)
   Cost of insurance and administration charges                                  (1,007,392)       (813,559)
   Surrender charges                                                               (134,539)        (74,948)

                                                                            ----------------------------------
                                                                            ----------------------------------

Increase (decrease) in net assets from policy related transactions                 (230,334)      1,860,830

                                                                            ----------------------------------
                                                                            ----------------------------------

Total increase (decrease)                                                          (319,842)      2,433,598

                                                                            ----------------------------------
                                                                            ----------------------------------

Net assets at December 31, 2000                                                 $11,977,437      $9,081,333

                                                                            ==================================

See accompanying notes.






                                                            Capital         Fidelity         Fidelity       Fidelity High
                                                             Value         Contrafund      Equity Income   Income Division
                                                            Division        Division         Division
------------------------------------------------------------------------ ---------------- ---------------- ----------------
------------------------------------------------------------------------ ---------------- ---------------- ----------------


Net assets at January 1, 2000                               $28,453,464     $21,683,086     $  9,373,498      $1,560,663

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                    330,995       2,883,802          696,243          95,265
Net realized gains (losses) on investments                     (899,891)         32,714          (36,409)        (46,430)
Change in net unrealized appreciation or
        depreciation of investments                             950,640      (5,395,041)         320,251        (528,218)

------------------------------------------------------------------------ ---------------- ---------------- ----------------
------------------------------------------------------------------------ ---------------- ---------------- ----------------

Net increase (decrease) in net assets
        resulting from operations                               381,744      (2,478,525)         980,085        (479,383)

Policy related transactions:
Net premium payments, less sales charges and
        applicable premium taxes                             11,696,805      23,219,618        7,043,890       1,436,160
Contract terminations and surrenders                           (992,682)       (498,142)        (184,398)        (32,423)
Death benefit payments                                          (43,189)         (9,707)          (1,690)           (420)
Policy loan transfers                                          (528,453)       (592,880)          94,665          18,764
Transfers to other contracts                                 (7,517,529)     (2,678,220)      (2,545,534)       (444,922)
Cost of insurance and administration charges                 (2,638,433)     (2,940,509)      (1,065,441)       (178,932)
Surrender charges                                              (282,391)       (319,284)        (118,003)        (20,496)
------------------------------------------------------------------------ ---------------- ---------------- ----------------
------------------------------------------------------------------------ ---------------- ---------------- ----------------
Increase (decrease) in net assets from policy
        related transactions                                   (305,872)     16,180,876        3,223,489         740,203
------------------------------------------------------------------------ ---------------- ---------------- ----------------
------------------------------------------------------------------------ ---------------- ---------------- ----------------
Total increase (decrease)                                        75,872      13,702,351        4,203,574         260,820
------------------------------------------------------------------------ ---------------- ---------------- ----------------
------------------------------------------------------------------------ ---------------- ---------------- ----------------
Net assets at December 31, 2000                             $28,529,336     $35,385,437      $13,577,072      $1,821,483
======================================================================== ================ ================ ================







                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 2000




                                                            Government

                                                            Securities    Growth Division    High Yield     International
                                                             Division                         Division        Division

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------


Net assets at January 1, 2000                                $3,117,503      $10,738,427       $1,689,069     $13,191,433

Increase (decrease) in net assets
Operations:

   Net investment income (loss)                                 (24,903)       2,870,718          146,992         663,415
   Net realized gains (losses) on investments                   (73,232)          27,791          (36,162)         10,274
   Change in net unrealized appreciation
        or depreciation of investments                          358,676       (4,702,775)        (199,645)     (2,202,921)

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------

Net increase (decrease) in net assets resulting
        from operations                                         260,541       (1,804,266)         (88,815)     (1,529,232)


Policy related transactions:
   Net premium payments, less sales charges
        and applicable premium taxes                          1,932,137        9,674,355          301,781      10,086,587
   Contract terminations and surrenders                         (37,495)        (275,368)         (78,725)       (302,768)
   Death benefit payments                                        (3,138)         (10,239)               -         (10,052)
   Policy loan transfers                                       (102,846)        (262,492)           2,087        (232,123)
   Transfers to other contracts                              (1,496,351)      (1,629,892)        (107,800)     (2,294,330)
   Cost of insurance and administration charges                (253,121)      (1,514,952)         (95,536)     (1,374,849)
   Surrender charges                                            (23,703)        (175,540)         (4,403)        (192,602)
                                                            -------------------------------------------------------------
                                                            -------------------------------------------------------------
Increase (decrease) in net assets from policy
        related transactions                                     15,483        5,805,872           17,404       5,679,863
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Total increase (decrease)                                       276,024        4,001,606          (71,411)      4,150,631
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Net assets at December 31, 2000                              $3,393,527      $14,740,033       $1,617,658     $17,342,064
                                                            ===============================================================
See accompanying notes.





                                                                               International     LargeCap
                                                                                 SmallCap      Stock Index     MicroCap
                                                                                 Division        Division      Division
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 2000                                                   $  1,960,477   $  6,704,714   $   452,739

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                                         317,491         72,320        (1,479)
Net realized gains (losses) on investments                                           137,726            153        32,846
Change in net unrealized appreciation or depreciation of investments              (1,565,735)    (1,133,899)         (737)

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                   (1,110,518)    (1,061,426)       30,630

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                              10,571,353      7,825,895     1,556,542
Death benefit payments                                                               (68,238)       (34,473)      (13,200)
Policy loan transfers                                                                 (1,345)          (259)            -
Transfers to other contracts                                                         (92,701)       (92,383)         (461)
Cost of insurance and administration charges                                      (3,708,043)      (452,491)     (672,095)
Surrender charges                                                                   (589,904)      (589,691)      (76,798)
Increase (decrease) in net assets from policy related transactions                   (43,137)       (23,002)       (8,344)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Total increase (decrease)                                                          6,067,985      6,633,596       785,644
--------------------------------------------------------------------------------------------------------------------------
Net assets at December 31, 2000                                                    4,957,467      5,572,170       816,274
--------------------------------------------------------------------------------------------------------------------------
                                                                                $  6,917,944    $12,276,884    $1,269,013
==========================================================================================================================






                                                                                              MidCap Growth
                                                                              MidCap Division    Division

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


Net assets at January 1, 2000                                                    $30,767,163   $   978,046

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                                       6,325,936       190,011
Net realized gains (losses) on investments                                           396,277        26,244
Change in net unrealized appreciation or depreciation of investments              (2,361,754)     (163,442)

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                    4,360,459        52,793

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                              11,608,618     1,843,915
Death benefit payments                                                            (1,516,159)      (25,571)
Policy loan transfers                                                                (69,784)            -
Transfers to other contracts                                                        (603,290)      (10,834)
Cost of insurance and administration charges                                      (4,166,416)     (251,257)
Surrender charges                                                                 (2,529,480)     (174,248)
Increase (decrease) in net assets from policy related transactions                  (328,470)      (16,165)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Total increase (decrease)                                                          2,395,019     1,365,840
-------------------------------------------------------------------------------------------------------------
Net assets at December 31, 2000                                                    6,755,478     1,418,633
-------------------------------------------------------------------------------------------------------------
                                                                                 $37,522,641    $2,396,679
=============================================================================================================




                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 2000





                                                                            Money Market     Putnam Global       Putnam Vista
                                                                              Division      Asset Allocation       Division

                                                                                                Division
                                                                           ---------------------------------------------------------
                                                                           ---------------------------------------------------------


Net assets at January 1, 2000                                                 $14,455,480        $422,470        $   895,165


Increase (decrease) in net assets
Operations:

   Net investment income (loss)                                                   762,348          54,142             (6,054)
   Net realized gains (losses) on investments                                           -          (1,478)            23,433
   Change in net unrealized appreciation or depreciation of investments                 -         (91,512)          (730,737)
                                                                           ---------------------------------------------------------
                                                                           ---------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                   762,348         (38,848)          (713,358)

Policy related transactions:
   Net premium payments, less sales charges and applicable premium taxes
                                                                               72,946,715         829,996          5,897,773
   Contract terminations and surrenders                                          (535,850)        (12,947)           (36,043)
   Death benefit payments                                                               -               -             (6,712)
   Policy loan transfers                                                          (61,746)         (1,036)           (91,942)
   Transfers to other contracts                                               (66,548,940)       (149,689)          (345,652)
   Cost of insurance and administration charges                                (2,665,403)        (96,360)          (327,401)
   Surrender charges                                                              (96,988)         (9,389)           (22,785)
                                                                           ---------------------------------------------------------
                                                                           ---------------------------------------------------------
Increase (decrease) in net assets from policy related transactions              3,037,788         560,575          5,067,238
                                                                           ---------------------------------------------------------
                                                                           ---------------------------------------------------------
Total increase (decrease)                                                       3,800,136         521,727          4,353,880
                                                                           ---------------------------------------------------------
                                                                           ---------------------------------------------------------
Net assets at December 31, 2000                                               $18,255,616        $944,197         $5,249,045
                                                                           =========================================================

See accompanying notes.






                                                                           Putnam Voyager
                                                                              Division


                                                                           -----------------
                                                                           -----------------
Net assets at January 1, 2000                                              $  8,742,337

Increase (decrease) in net assets
Operations:

   Net investment income (loss)                                               1,517,173
   Net realized gains (losses) on investments                                        25
   Change in net unrealized appreciation or depreciation of investments      (5,168,799)
                                                                           -----------------
                                                                           -----------------
Net increase (decrease) in net assets resulting from operations              (3,651,601)

Policy related transactions:
   Net premium payments, less sales charges and applicable premium taxes      18,048,445
                                                                                (302,693)
   Contract terminations and surrenders                                           (5,327)
   Death benefit payments                                                       (319,487)
   Policy loan transfers                                                      (1,421,158)
   Transfers to other contracts                                               (1,837,210)
   Cost of insurance and administration charges                                 (194,745)
   Surrender charges
                                                                           -----------------
                                                                           -----------------
Increase (decrease) in net assets from policy related transactions            13,967,825
                                                                           -----------------
                                                                           -----------------
Total increase (decrease)                                                     10,316,224
                                                                           -----------------
                                                                           -----------------
Net assets at December 31, 2000                                              $19,058,561
                                                                           =================


                                                                                                                SmallCap
                                                                               Real Estate      SmallCap         Growth
                                                                                 Division       Division        Division
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 2000                                                  $     73,623     $1,099,108      $2,161,250

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                                         35,091        262,920         436,417
Net realized gains (losses) on investments                                           12,346         28,981          71,121
Change in net unrealized appreciation or depreciation of investments                 35,647       (618,008)     (2,338,388)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                      83,084       (326,107)     (1,830,850)

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                              1,174,224      1,965,594       9,746,782
Death benefit payments                                                               (6,695)       (31,790)        (73,949)
Policy loan transfers                                                                  (109)           (23)         (1,523)
Transfers to other contracts                                                         (1,248)        53,381        (105,922)
Cost of insurance and administration charges                                       (232,118)      (584,563)       (731,700)
Surrender charges                                                                   (84,979)      (197,216)       (697,943)
Increase (decrease) in net assets from policy related transactions                   (4,232)       (20,118)        (46,747)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Total increase (decrease)                                                           844,843      1,185,265       8,088,998

-----------------------------------------------------------------------------------------------------------------------------

Net assets at December 31, 2000                                                     927,927        859,158       6,258,148

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 $1,001,550     $1,958,266      $8,419,398
=============================================================================================================================





                                                                                SmallCap
                                                                                  Value        Utilities
                                                                                Division        Division
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


Net assets at January 1, 2000                                                   $  623,561     $  437,284

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                                       139,889         40,868
Net realized gains (losses) on investments                                         127,192         19,284
Change in net unrealized appreciation or depreciation of investments                  (543)        97,562

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                    266,538        157,714

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                             2,323,152      1,406,479
Death benefit payments                                                              (9,286)       (15,551)
Policy loan transfers                                                                    -         (2,000)
Transfers to other contracts                                                       (22,793)        (6,001)
Cost of insurance and administration charges                                    (1,335,069)      (472,609)
Surrender charges                                                                 (102,587)      (101,782)
Increase (decrease) in net assets from policy related transactions                  (5,870)       (11,487)

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Total increase (decrease)                                                          847,547        797,049

------------------------------------------------------------------------------------------------------------

Net assets at December 31, 2000                                                  1,114,085        954,763

------------------------------------------------------------------------------------------------------------
                                                                                $1,737,646     $1,392,047
============================================================================================================



                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                                  Statements of Changes in Net Assets

                                                     Year ended December 31, 1999





                                                                          Aggressive         Asset
                                                                       Growth Division    Allocation       Balanced
                                                          Combined                         Division        Division

                                                          --------------------------------------------------------------
                                                          --------------------------------------------------------------
Net assets at January 1, 1999                             $121,091,275    $14,244,041       $1,592,829    $  9,879,189

Increase (decrease) in net assets
Operations:
   Net investment income (loss)                             11,004,277      1,823,384          272,755         785,732
   Net realized gains (losses) on investments                  646,392         88,148           18,368          77,332
   Change in net unrealized appreciation or
        depreciation of investments                         11,074,319      6,010,958          136,643        (695,498)
                                                          --------------------------------------------------------------
                                                          --------------------------------------------------------------
Net increase (decrease) in net assets
   resulting from operations                                22,724,988      7,922,490          427,766         167,566

Policy related transactions:
   Net premium payments, less sales charges
        and applicable premium taxes                       152,891,171     16,297,188        1,835,680       6,113,533
   Contract terminations and surrenders                     (5,315,548)      (453,060)         (41,872)       (449,646)
   Death benefit payments                                      (63,672)        (7,313)          (2,944)         (4,689)
   Policy loan transfers                                    (2,471,181)      (393,765)         (64,353)       (147,452)
   Transfers to other contracts                            (54,484,314)    (1,675,940)        (337,090)     (2,132,506)
   Cost of insurance and administration charges            (18,231,821)    (2,653,004)        (260,250)     (1,020,029)
   Surrender charges                                        (1,389,441)      (187,217)         (17,303)       (108,687)
                                                          --------------------------------------------------------------
                                                          --------------------------------------------------------------
Increase (decrease) in net assets
        from policy related transactions                    70,935,194     10,926,889        1,111,868       2,250,524
                                                          --------------------------------------------------------------
                                                          --------------------------------------------------------------
Total increase (decrease)                                   93,660,182     18,849,379        1,539,634       2,418,090
                                                          --------------------------------------------------------------
                                                          --------------------------------------------------------------
Net assets at December 31, 1999                           $214,751,457    $33,093,420       $3,132,463     $12,297,279
                                                          ==============================================================

See accompanying notes.




                                                                                                Capital         Fidelity
                                                                                  Bond           Value         Contrafund
                                                                                Division        Division        Division
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Net assets at January 1, 1999                                                   $3,953,245     $22,971,942     $  8,023,001

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                                       375,718       3,524,581          261,596
Net realized gains (losses) on investments                                          (8,182)        207,213           36,522
Change in net unrealized appreciation or depreciation of investments              (552,153)     (5,167,258)       3,000,192
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                   (184,617)     (1,435,464)       3,298,310

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                             5,045,651      14,665,546       13,567,422
Death benefit payments                                                            (341,883)       (779,500)        (229,535)
Policy loan transfers                                                               (1,456)        (16,643)          (4,835)
Transfers to other contracts                                                        69,090        (159,843)        (182,637)
Cost of insurance and administration charges                                    (1,149,010)     (4,080,476)      (1,002,866)
Surrender charges                                                                 (691,942)     (2,533,293)      (1,690,923)
Increase (decrease) in net assets from policy related transactions                 (51,343)       (178,805)         (94,851)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Total increase (decrease)                                                        2,879,107       6,916,986       10,361,775
------------------------------------------------------------------------------------------------------------------------------
Net assets at December 31, 1999                                                  2,694,490       5,481,522       13,660,085
------------------------------------------------------------------------------------------------------------------------------
                                                                                $6,647,735     $28,453,464      $21,683,086
==============================================================================================================================






                                                                                 Fidelity Equity    Fidelity High
                                                                                 Income Division   Income Division

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net assets at January 1, 1999                                                       $4,905,541        $1,064,791

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                                           195,432            99,044
Net realized gains (losses) on investments                                              26,811           (18,366)
Change in net unrealized appreciation or depreciation of investments                    51,551             9,792
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                        273,794            90,470

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                                 6,456,166         1,004,457
Death benefit payments                                                                (156,447)          (70,361)
Policy loan transfers                                                                     (221)              (36)
Transfers to other contracts                                                          (174,979)            8,724
Cost of insurance and administration charges                                          (976,597)         (360,193)
Surrender charges                                                                     (889,111)         (148,114)
Increase (decrease) in net assets from policy related transactions                     (64,648)          (29,075)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total increase (decrease)                                                            4,194,163           405,402
--------------------------------------------------------------------------------------------------------------------
Net assets at December 31, 1999                                                      4,467,957           495,872
--------------------------------------------------------------------------------------------------------------------
                                                                                    $9,373,498        $1,560,663
====================================================================================================================








                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 1999




                                                          Government

                                                          Securities    Growth Division    High Yield     International
                                                           Division                         Division        Division

                                                          ---------------------------------------------------------------
                                                          ---------------------------------------------------------------


Net assets at January 1, 1999                              $3,266,712     $  4,760,835       $2,269,099    $  7,800,249

Increase (decrease) in net assets
Operations:
   Net investment income (loss)                               152,211           22,074          140,548       1,429,623
   Net realized gains (losses) on investments                 (23,023)          35,999          (83,063)         34,900
   Change in net unrealized appreciation or
        depreciation of investments                          (179,101)       1,136,770          (35,529)        942,834
                                                          ---------------------------------------------------------------
                                                          ---------------------------------------------------------------
Net increase (decrease) in net assets
        resulting from operations                             (49,913)       1,194,843           21,956       2,407,357

Policy related transactions:
   Net premium payments, less sales charges and
        applicable premium taxes                            2,370,343        7,116,531          435,443       6,417,856

   Contract terminations and surrenders                       (11,368)        (174,656)         (706,562)       (171,017)
   Death benefit payments                                         (90)             (80)           (1,481)           (403)
   Policy loan transfers                                        3,547         (137,542)          (19,235)       (167,118)
   Transfers to other contracts                            (2,222,249)        (933,539)         (136,183)     (1,986,291)
   Cost of insurance and administration charges              (234,781)      (1,015,792)         (128,426)     (1,038,531)
   Surrender charges                                           (4,698)         (72,173)          (45,542)        (70,669)

                                                          ---------------------------------------------------------------
                                                          ---------------------------------------------------------------
Increase (decrease) in net assets from
        policy related transactions                           (99,296)       4,782,749          (601,986)      2,983,827

                                                          ---------------------------------------------------------------
                                                          ---------------------------------------------------------------
Total increase (decrease)                                    (149,209)       5,977,592         (580,030)      5,391,184

                                                          ---------------------------------------------------------------
                                                          ---------------------------------------------------------------
Net assets at December 31, 1999                            $3,117,503      $10,738,427         $1,689,069     $13,191,433

                                                          ===============================================================
                                                          ---------------------------------------------------------------

                                                          ===============================================================
(1)   Commenced operations May 1, 1999.

See accompanying notes.



                                                                               International     LargeCap
                                                                                 SmallCap      Stock Index     MicroCap
                                                                                 Division      Division (1)    Division
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1999                                                   $   316,190   $        -         $149,378

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                                         71,624         47,864        (2,008)
Net realized gains (losses) on investments                                           29,313            377           539
Change in net unrealized appreciation or depreciation of investments                570,819        321,029        (4,874)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                     671,756        369,270        (6,343)

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                              1,229,935      6,494,864       368,670
Death benefit payments                                                              (11,949)       (13,946)       (1,103)
Policy loan transfers                                                                     -              -             -
Transfers to other contracts                                                        (97,474)         5,779        (6,935)
Cost of insurance and administration charges                                        (49,357)       (44,128)       (8,950)
Surrender charges                                                                   (93,687)      (101,362)      (41,522)
Increase (decrease) in net assets from policy related transactions                   (4,937)        (5,763)         (456)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Total increase (decrease)                                                           972,531      6,335,444       309,704
---------------------------------------------------------------------------------------------------------------------------
Net assets at December 31, 1999                                                   1,644,287      6,704,714       303,361
---------------------------------------------------------------------------------------------------------------------------
                                                                                 $1,960,477     $6,704,714      $452,739
===========================================================================================================================



                                                                                              MidCap Growth
                                                                              MidCap Division    Division

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1999                                                     $25,463,610     $315,903

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                                       1,177,776       (3,512)
Net realized gains (losses) on investments                                           142,810        9,001
Change in net unrealized appreciation or depreciation of investments               2,019,372       82,583
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                    3,339,958       88,072

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                              11,141,276      878,861
Death benefit payments                                                            (1,108,369)     (10,284)
Policy loan transfers                                                                (23,450)           -
Transfers to other contracts                                                        (579,695)      (5,191)
Cost of insurance and administration charges                                      (4,628,585)    (195,196)
Surrender charges                                                                 (2,628,217)     (89,869)
Increase (decrease) in net assets from policy related transactions                  (209,365)      (4,250)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Total increase (decrease)                                                          1,963,595      574,071
-------------------------------------------------------------------------------------------------------------
Net assets at December 31, 1999                                                    5,303,553      662,143
-------------------------------------------------------------------------------------------------------------
                                                                                 $30,767,163     $978,046
=============================================================================================================




                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 1999





                                                       Money Market     Putnam Global       Putnam Vista       Putnam Voyager
                                                         Division      Asset Allocation       Division            Division
                                                                           Division
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
Net assets at January 1, 1999                          $  8,335,116        $  75,231           $123,051         $   899,548

Increase (decrease) in net assets
Operations:
   Net investment income (loss)                             313,868           10,746             59,899             135,809
   Net realized gains (losses) on investments                     -            4,668              5,780              16,417
   Change in net unrealized appreciation or
        depreciation of investments                               -           23,177            181,556           2,300,449
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
Net increase (decrease) in net assets
        resulting from operations                           313,868           38,591            247,235           2,452,675

Policy related transactions:
   Net premium payments, less sales charges
        and applicable premium taxes                      40,630,667          441,210           628,024           6,453,995
   Contract terminations and surrenders                    (526,416)          (2,330)            (6,403)            (30,704)
   Death benefit payments                                       (31)               -                  -                   -
   Policy loan transfers                                   (280,402)            (601)            (5,925)            (47,124)
   Transfers to other contracts                         (31,813,986)         (85,053)           (32,861)           (354,009)
   Cost of insurance and administration charges          (1,987,469)         (43,615)           (55,310)           (619,356)
   Surrender charges                                       (215,867)            (963)            (2,646)            (12,688)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
Increase (decrease) in net assets from policy
        related transactions                              5,806,496          308,648            524,879           5,390,114
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
Total increase (decrease)                                 6,120,364          347,239            772,114           7,842,789
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
Net assets at December 31, 1999                         $14,455,480         $422,470           $895,165          $8,742,337
                                                      ==========================================================================


See accompanying notes.



                                                                                                                SmallCap
                                                                               Real Estate      SmallCap         Growth
                                                                                 Division       Division        Division
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1999                                                     $31,709      $   250,636     $   209,695

Increase (decrease) in net assets
Operations:
Net investment income (loss)                                                        3,193           83,640          13,915
Net realized gains (losses) on investments                                           (785)          10,826          30,664
Change in net unrealized appreciation or depreciation of investments               (5,017)         145,118         705,827
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                    (2,609)         239,584         750,406

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                               62,476          782,251       1,479,309
Death benefit payments                                                               (586)          (2,802)         (7,272)
Policy loan transfers                                                                   -                -               -
Transfers to other contracts                                                          (75)          17,498         (95,917)
Cost of insurance and administration charges                                       (6,771)        (121,595)        (79,325)
Surrender charges                                                                 (10,279)         (65,306)        (92,641)
Increase (decrease) in net assets from policy related transactions                   (242)          (1,158)         (3,005)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Total increase (decrease)                                                          44,523          608,888       1,201,149

-----------------------------------------------------------------------------------------------------------------------------

Net assets at December 31, 1999                                                    41,914          848,472       1,951,555

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  $73,623       $1,099,108      $2,161,250
=============================================================================================================================




                                                                                SmallCap
                                                                                  Value        Utilities
                                                                                Division        Division
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1999                                                    $144,138      $  45,596

Increase (decrease) in net assets
Operations:
Net investment income (loss)                                                          771          7,994
Net realized gains (losses) on investments                                          2,968          1,155
Change in net unrealized appreciation or depreciation of investments               78,477         (3,398)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                    82,216          5,751

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes
Contract terminations and surrenders                                              496,663        477,154
Death benefit payments                                                             (6,635)          (842)
Policy loan transfers                                                                   -              -
Transfers to other contracts                                                         (518)        (9,038)
Cost of insurance and administration charges                                      (36,013)       (35,545)
Surrender charges                                                                 (53,548)       (45,444)
Increase (decrease) in net assets from policy related transactions                 (2,742)          (348)

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Total increase (decrease)                                                         397,207        385,937

------------------------------------------------------------------------------------------------------------

Net assets at December 31, 1999                                                   479,423        391,688

------------------------------------------------------------------------------------------------------------
                                                                                 $623,561       $437,284
============================================================================================================








                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 1998



                                                                               Aggressive       Asset
                                                                                 Growth       Allocation      Balanced
                                                                Combined        Division       Division       Division

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------


Net assets at January 1, 1998                                $  57,094,676    $  3,915,455    $   561,781     $5,707,028

Increase (decrease) in net assets
Operations:

   Net investment income (loss)                                  4,736,458         527,171         67,483        513,365
   Net realized gains (losses) on investments                    1,677,430          11,214         (1,770)       161,523
   Change in net unrealized appreciation or
        depreciation of investments                              1,393,781         947,122         10,057        118,060
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Net increase (decrease) in net assets
        resulting from operations                                7,807,669       1,485,507         75,770        792,948

Policy related transactions:

   Net premium payments, less sales charges
         and applicable premium taxes                          120,735,689      11,625,624      1,591,693      7,040,409
   Contract terminations and surrenders                         (9,524,969)       (103,562)        (4,085)    (1,368,274)
   Death benefit payments                                          (30,033)         (2,799)             -           (517)
   Policy loan transfers                                        (1,569,958)       (179,094)       (10,991)      (244,822)
   Transfers to other contracts                                (42,264,927)     (1,075,297)      (480,701)    (1,287,295)
   Cost of insurance and administration charges                (10,698,734)     (1,364,250)      (138,368)      (718,018)
   Surrender charges                                              (458,138)        (57,543)        (2,270)       (42,270)
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Increase in net assets from policy
        related transactions                                    56,188,930       8,843,079        955,278      3,379,213
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Total increase                                                  63,996,599      10,328,586      1,031,048      4,172,161
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Net assets at December 31, 1998                               $121,091,275     $14,244,041     $1,592,829     $9,879,189
                                                            ===============================================================

See accompanying notes.





                                                                                                Capital        Fidelity
                                                                                  Bond           Value        Contrafund
                                                                                Division       Division        Division
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1998                                                   $2,270,847    $11,822,941      $2,089,509

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                                       178,007      1,009,903         110,801
Net realized gains (losses) on investments                                          33,503        281,655          12,594
Change in net unrealized appreciation or depreciation of investments               (19,726)       461,090       1,240,221
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                    191,784      1,752,648       1,363,616

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes            3,302,871     16,284,235       6,142,338
Contract terminations and surrenders                                              (302,397)    (2,480,693)        (74,844)
Death benefit payments                                                              (1,856)        (6,646)           (402)
Policy loan transfers                                                              (81,085)      (170,516)       (145,298)
Transfers to other contracts                                                    (1,034,053)    (2,543,349)       (678,221)
Cost of insurance and administration charges                                      (377,536)    (1,611,497)       (632,111)
Surrender charges                                                                  (15,330)       (75,181)        (41,586)
-----------------------------------------------------------------------------------------------------------------------------
Increase in net assets from policy related transactions                          1,490,614      9,396,353       4,569,876
-----------------------------------------------------------------------------------------------------------------------------
Total increase                                                                   1,682,398     11,149,001       5,933,492
-----------------------------------------------------------------------------------------------------------------------------
Net assets at December 31, 1998                                                 $3,953,245    $22,971,942      $8,023,001
=============================================================================================================================






                                                                                Fidelity Equity     Fidelity High
                                                                                Income Division        Income
                                                                                                      Division
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1998                                                      $1,018,314        $   329,510

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                                           58,725             43,700
Net realized gains (losses) on investments                                              5,628            (11,177)
Change in net unrealized appreciation or depreciation of investments                  219,300            (81,364)

---------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                       283,653            (48,841)

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes               4,698,442          1,259,486
Contract terminations and surrenders                                                  (17,461)            (4,697)
Death benefit payments                                                                 (3,431)            (1,170)
Policy loan transfers                                                                 (69,698)           (53,013)
Transfers to other contracts                                                         (572,136)          (318,315)
Cost of insurance and administration charges                                         (422,440)           (95,559)
Surrender charges                                                                      (9,702)            (2,610)

---------------------------------------------------------------------------------------------------------------------

Increase in net assets from policy related transactions                             3,603,574            784,122

---------------------------------------------------------------------------------------------------------------------

Total increase                                                                      3,887,227            735,281

---------------------------------------------------------------------------------------------------------------------

Net assets at December 31, 1998                                                    $4,905,541         $1,064,791

=====================================================================================================================






                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 1998





                                                            Government                        High
                                                            Securities        Growth     Yield Division  International
                                                             Division        Division                       Division

                                                         ----------------------------------------------------------------
                                                         ----------------------------------------------------------------


Net assets at January 1, 1998                              $   104,221     $   921,533     $2,092,182     $2,716,270


Increase (decrease) in net assets
Operations:

   Net investment income (loss)                                 97,510          69,385        185,849        308,919
   Net realized gains (losses) on investments                    1,370           8,386         (1,713)         5,582
   Change in net unrealized appreciation or
        depreciation of investments                             (6,358)        437,013       (222,572)        (8,068)

                                                         ----------------------------------------------------------------
                                                         ----------------------------------------------------------------
Net increase (decrease) in net assets
        resulting from operations                               92,522         514,784        (38,436)       306,433

Policy related transactions:
   Net premium payments, less sales charges and
        applicable premium taxes                             3,283,931       4,050,726        654,374      6,275,718
   Contract terminations and surrenders                         (1,547)        (24,252)      (223,218)       (52,096)
   Death benefit payments                                            -               -              -         (2,388)
   Policy loan transfers                                        (9,130)        (33,585)        (2,756)       (93,812)
   Transfers to other contracts                                (93,010)       (235,746)       (82,650)      (623,489)
   Cost of insurance and administration charges               (109,416)       (419,150)      (126,865)      (697,441)
   Surrender charges                                              (859)        (13,475)        (3,532)       (28,946)
                                                         ----------------------------------------------------------------
                                                         ----------------------------------------------------------------
Increase in net assets from policy
        related transactions                                 3,069,969       3,324,518        215,353      4,777,546
                                                         ----------------------------------------------------------------
                                                         ----------------------------------------------------------------
Total increase                                               3,162,491       3,839,302        176,917      5,083,979
                                                         ----------------------------------------------------------------
                                                         ----------------------------------------------------------------
Net assets at December 31, 1998                            $ 3,266,712     $ 4,760,835     $2,269,099     $7,800,249
                                                         ================================================================
(1)   Commenced operations May 1, 1998.

See accompanying notes.



                                                                               International
                                                                                 SmallCap         MicroCap         MidCap
                                                                               Division (1)     Division (1)      Division
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1998                                                 $           -   $           -      $19,216,629

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                                           119              294        1,344,070
Net realized gains (losses) on investments                                            (148)            (681)       1,170,701
Change in net unrealized appreciation or depreciation of investments                15,012            1,093       (1,927,129)

------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                     14,983              706          587,642

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes              334,028          158,559       15,747,739
Contract terminations and surrenders                                                  (509)               -       (4,608,554)
Death benefit payments                                                                   -                -           (9,498)
Policy loan transfers                                                                    -           (2,410)        (462,004)
Transfers to other contracts                                                       (18,167)          (2,484)      (2,445,385)
Cost of insurance and administration charges                                       (13,862)          (4,993)      (2,424,710)
Surrender charges                                                                     (283)               -         (138,249)

------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from policy related transactions                            301,207          148,672        5,659,339

------------------------------------------------------------------------------------------------------------------------------

Total increase                                                                     316,190          149,378        6,246,981

------------------------------------------------------------------------------------------------------------------------------

Net assets at December 31, 1998                                                   $316,190         $149,378      $25,463,610

==============================================================================================================================



                                                                           MidCap Growth    Money Market
                                                                            Division (1)      Division

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


Net assets at January 1, 1998                                             $           -     $  4,328,456

Increase (decrease) in net assets
 Operations:
Net investment income (loss)                                                       (637)         222,792
Net realized gains (losses) on investments                                          249                -
Change in net unrealized appreciation or depreciation of investments             28,009                -

----------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations                  27,621          222,792

Policy related transactions:
Net premium payments, less sales charges and applicable premium taxes           306,597       36,243,366
Contract terminations and surrenders                                                (24)        (258,565)
Death benefit payments                                                                -           (1,326)
Policy loan transfers                                                                 -           (8,878)
Transfers to other contracts                                                     (4,378)     (30,709,128)
Cost of insurance and administration charges                                    (13,899)      (1,455,420)
Surrender charges                                                                   (14)         (26,181)

----------------------------------------------------------------------------------------------------------

Increase in net assets from policy related transactions                         288,282        3,783,868

----------------------------------------------------------------------------------------------------------

Total increase                                                                  315,903        4,006,660

----------------------------------------------------------------------------------------------------------

Net assets at December 31, 1998                                                $315,903     $  8,335,116

==========================================================================================================





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                            Statements of Changes in Net Assets (continued)

                                                     Year ended December 31, 1998





                                                               Putnam Global    Putnam Vista      Putnam
                                                             Asset Allocation   Division (1)     Voyager      Real Estate
                                                               Division (1)                    Division (1)  Division (1)

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------


Net assets at January 1, 1998                                  $         -      $           -   $           -  $       -


Increase (decrease) in net assets
Operations:
   Net investment income (loss)                                       (120)           (174)       (1,414)           811
   Net realized gains (losses) on investments                          140             252            45            (64)
   Change in net unrealized appreciation or
        depreciation of investments                                  4,313          20,737       105,601           (320)
                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------
Net increase (decrease) in net assets
        resulting from operations                                    4,333          20,815       104,232            427

Policy related transactions:
   Net premium payments, less sales charges
        and applicable premium taxes                                 76,196         114,287       868,001         33,346
   Contract terminations and surrenders                                  -               -           (93)           (23)
   Death benefit payments                                                -               -             -              -
   Policy loan transfers                                                 -               -        (2,429)             -
   Transfers to other contracts                                     (1,426)         (7,306)      (32,669)          (406)
   Cost of insurance and administration charges                     (3,872)         (4,745)      (37,442)        (1,622)
   Surrender charges                                                     -               -           (52)           (13)

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------

Increase in net assets from policy
        related transactions                                        70,898         102,236        795,316         31,282

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------

Total increase                                                      75,231         123,051       899,548         31,709

                                                            ---------------------------------------------------------------
                                                            ---------------------------------------------------------------

Net assets at December 31, 1998                                    $75,231        $123,051       $899,548        $31,709
                                                            ===============================================================
(1)   Commenced operations May 1, 1998.



See accompanying notes.




                                                                       SmallCap Growth
                                                         SmallCap       Division (1)      SmallCap Value       Utilities
                                                       Division (1)                        Division (1)       Division (1)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Net assets at January 1, 1998                             $           -    $           -      $           -        $         -

Increase (decrease) in net assets
  Operations:
Net investment income (loss)                                  (533)            (385)               257                560
Net realized gains (losses) on investments                     (75)             (20)              (136)               372
Change in net unrealized appreciation
        or depreciation of investments                      11,967           31,970              5,416              2,337

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
        resulting from operations                           11,359           31,565              5,537              3,269

Policy related transactions:
Net premium payments, less sales charges and
        applicable premium taxes
Contract terminations and surrenders                       251,162          193,803            145,362             53,396
Death benefit payments                                         (25)             (22)               (28)                 -
Policy loan transfers                                            -                -                  -                  -
Transfers to other contracts                                  (241)               -                  -               (196)
Cost of insurance and administration charges                (3,354)          (6,641)              (828)            (8,493)
Surrender charges                                           (8,251)          (8,998)            (5,889)            (2,380)
Increase in net assets from policy
        related transactions                                   (14)             (12)               (16)                 -
                                                           239,277          178,130            138,601             42,327
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Total increase                                             250,636          209,695            144,138             45,596

-----------------------------------------------------------------------------------------------------------------------------

Net assets at December 31, 1998                           $250,636         $209,695           $144,138            $45,596

-----------------------------------------------------------------------------------------------------------------------------

=============================================================================================================================






                              Principal Life Insurance Company
                               Variable Life Separate Account

                                Notes to Financial Statements

                                      December 31, 2000




1. Investment and Accounting Policies

Principal Life Insurance Company Variable Life Separate Account (the Separate Account) is a segregated investment account of Principal Life Insurance Company (Principal Life) and is registered under the Investment Company Act of 1940 as a unit investment trust, with no stated limitations on the number of authorized units. As directed by eligible contractholders, each division of the Separate Account invests exclusively in shares representing interests in a corresponding investment option. As of December 31, 2000, contractholder investment options include the following diversified open-end management investment companies:

   Principal Variable Contracts Fund, Inc. (3):            Principal Variable Contracts Fund, Inc. (3)
     Aggressive Growth Account                             (continued):
     Asset Allocation Account                                 Real Estate Account (1)
     Balanced Account                                         Small Cap Account (1)
     Bond Account                                             Small Cap Growth Account (1)
     Capital Value Account                                    Small Cap Value Account (1)
     Government Securities Account                            Utilities Account (1)
     Growth Account                                        Fidelity Variable Insurance Products Fund:
     High Yield Account                                       Equity Income Portfolio
     International Account                                    High Income Portfolio
     International SmallCap Account (1) LargeCap Stock     Fidelity Variable Insurance Products Fund II -
     Index Account (2)                                       Contrafund Portfolio
     MicroCap Account (1)                                  Putnam Variable Trust:
     MidCap Account                                           Global Asset Allocation Fund (1)
     MidCap Growth Account (1)                                Vista Fund (1)
     Money Market Account                                     Voyager Fund (1)

   (1) Additional investment option available to contractholders as of May 1, 1998.
   (2) Additional investment option available to contractholders as of May 1, 1999.
   (3) Organized by Principal Life Insurance Company.

Investments are stated at the closing net asset values per share on December 31, 2000. The average cost method is used to determine realized gains and losses on investments. Dividends are taken into income on an accrual basis as of the ex-dividend date.

The Separate Account supports the following variable life insurance contracts of Principal Life: Flex Variable Life Contracts, PrinFlex Life Contracts and Survivorship Variable Universal Life Insurance Contracts.





                        Principal Life Insurance Company
                         Variable Life Separate Account

                    Notes to Financial Statements (continued)




1. Investment and Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of the Separate Account's financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes.


2. Expenses and Policy Charges

Principal Life is compensated for the following expenses and charges:

   Flex Variable Life Contracts - Mortality and expense risks assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .75% of the asset value of each policy. An annual administration charge of $57 for each policy and a cost of insurance charge, which is based on the Company's expected future mortality experience, is deducted as compensation for administrative and insurance expenses, respectively. The mortality and expense risk, annual administration, and insurance charges amounted to
   $214,797,  $155,185,  and  $1,828,386,   respectively,   in  2000;  $214,984,
   $174,324, and $1,994,681,  respectively, in 1999; and $227,302, $210,067, and
   $2,225,739, respectively, in 1998. A sales charge of 5.0% and a tax charge of 2.0% is deducted from each payment made on behalf of each participant. The sales and tax charge is deducted from the payments by Principal Life prior to their transfer to the Separate Account. In addition, a surrender charge up to a maximum of 25% of the minimum first year premium may be imposed upon total surrender or termination of a policy for insufficient value.

   PrinFlex Life Contracts - Mortality and expense risks assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .90% of the asset value of each policy. A monthly administration charge of $.40 for each $1,000 of policy face amount will be deducted from policies in their first year. After the first policy year, the monthly administration charge is $6.00 per month. A cost of insurance charge, which is based on the Company's expected future mortality experience, is also deducted as compensation for insurance charges. The mortality and expense risk, administration, and insurance charges amounted to $2,074,990, $2,378,313, and $21,498,565, respectively, in 2000; $1,148,956, $1,744,117 and $14,262,467,  respectively, in 1999;  and $509,501,  $995,778 and  $7,267,150,  respectively,  in 1998. A sales charge of 2.75% of premiums less than or equal to target premium and .75% of premiums in excess of target is deducted from each payment on behalf of each participant. A tax charge of 2.2% for state and local taxes and 1.25% for federal taxes is also deducted from each payment on behalf of each participant. The sales and tax charge is deducted from contributions by Principal Life prior to their transfer to the Separate Account.






                                  Principal Life Insurance Company
                                   Variable Life Separate Account

                              Notes to Financial Statements (continued)




2. Expenses and Policy Charges (continued)

   Survivorship  Variable Universal Life Insurance Contracts (beginning in 1999)
   - Mortality and expenses risk assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .80% of the asset value of each policy. A monthly administration charge of $8.00. An additional monthly administration charge in the first ten years (and ten years after an increase in the face amount) of $.07 per $1,000 of face amount. The charge of $.07 is increased by $.005 per $1,000 for each insurer classified as smoker. A cost of insurance charge, which is based on the Company's expected future mortality experience, is also deducted as compensation for insurance charges. The mortality expense risk, administration and insurance charges amounted to $58,307, $357,210 and $313,385, respectively, in 2000; and $3,970, $30,083 and $26,149, respectively, in 1999. A sales charge of 5.0% of premiums less than or equal to target premium and 2.0% of premiums in excess of target is deducted from each payment on behalf of each participant. A tax charge of 2.2% for state and local taxes and 1.25% for federal taxes is deducted from each payment on behalf of each participant. The sale and tax charge is deducted from contributions by Principal Life prior to their transfer to the Separate Account.


3. Federal Income Taxes

The operations of the Separate Account are a part of the operations of Principal Life. Under current practice, no federal income taxes are allocated by Principal Life to the operations of the Separate Account.






                                 Principal Life Insurance Company
                                  Variable Life Separate Account

                             Notes to Financial Statements (continued)




4. Purchases and Sales of Investments

The aggregate units and cost of purchases and proceeds from sales of investments were as follows:

                                                                 Year ended December 31, 2000
                                               ------------------------------------------------------------------
                                                  Units          Amount       Units Redeemed    Amount Redeemed
                                                Purchased       Purchased
                                               ------------- ---------------- ---------------- ------------------
   Aggressive Growth Division:
     PrinFlex Life                                1,361,577    $  29,544,860         501,754      $  10,504,335
     Survivorship Variable Universal Life           112,002        1,432,981           7,441             91,061
                                               ------------- ---------------- ---------------- ------------------
                                                  1,473,579       30,977,841         509,195         10,595,396
   Asset Allocation Division:
     PrinFlex Life                                  191,654        3,457,210          58,310            903,442
     Survivorship Variable Universal Life            29,144          373,560           1,695             19,473
                                               ------------- ---------------- ---------------- ------------------
                                                    220,798        3,830,770          60,005            922,915
   Balanced Division:
     Flex Variable Life                              22,620          677,443          29,829            923,959
     PrinFlex Life                                  264,429        3,484,623         281,698          3,711,150
     Survivorship Variable Universal Life            15,115          151,031           1,252             12,484
                                               ------------- ---------------- ---------------- ------------------
                                                    302,164        4,313,097         312,779          4,647,593
   Bond Division:
     Flex Variable Life                              31,163          724,247          43,557          1,023,319
     PrinFlex Life                                  327,188        3,830,313         160,197          1,867,395
     Survivorship Variable Universal Life            13,731          141,317           1,432             14,814
                                               ------------- ---------------- ---------------- ------------------
                                                    372,082        4,695,877         205,186          2,905,528
   Capital Value Division:
     Flex Variable Life                              41,792        1,619,557          65,294          2,329,954
     PrinFlex Life                                  772,832       10,529,652         752,345          9,893,072
     Survivorship Variable Universal Life            14,484          131,736           3,713             32,796
                                               ------------- ---------------- ---------------- ------------------
                                                    829,108       12,280,945         821,352         12,255,822
   Fidelity Contrafund Division:
     PrinFlex Life                                1,144,457       25,062,489         374,650          7,177,695
     Survivorship Variable Universal Life           111,833        1,295,489          10,478            115,605
                                               ------------- ---------------- ---------------- ------------------
                                                  1,256,290       26,357,978         385,128          7,293,300
   Fidelity Equity Income Division:
     PrinFlex Life                                  458,716        7,372,731         269,431          3,860,824
     Survivorship Variable Universal Life            46,772          468,092           6,219             60,267
                                               ------------- ---------------- ---------------- ------------------
                                                    505,488        7,840,823         275,650          3,921,091
   Fidelity High Income Division:
     PrinFlex Life                                  124,178        1,479,968          63,941            709,140
     Survivorship Variable Universal Life             7,470           68,333             422              3,693
                                               ------------- ---------------- ---------------- ------------------
                                               ------------- ---------------- ---------------- ------------------
                                                    131,648        1,548,301          64,363            712,833
   Government Securities Division:
     PrinFlex Life                                  148,727        1,835,007         160,947          1,920,835
     Survivorship Variable Universal Life             9,169           97,850           1,998             21,442
                                               ------------- ---------------- ---------------- ------------------
                                                    157,896        1,932,857         162,945          1,942,277






                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                 Year ended December 31, 2000
                                               ------------------------------------------------------------------
                                                   Units          Amount      Units Redeemed    Amount Redeemed
                                                 Purchased      Purchased
                                               -------------- --------------- ---------------- ------------------
   Growth Division:
     PrinFlex Life                                  523,375     $  11,902,192        228,808     $    3,950,876
     Survivorship Variable Universal Life            60,111           764,544          3,602             39,270
                                               -------------- --------------- ---------------- ------------------
                                                    583,486        12,666,736        232,410          3,990,146
   High Yield Division:
     Flex Variable Life                              14,246           461,032         13,471            296,636

   International Division:
     PrinFlex Life                                  656,461        10,449,899        304,424          4,500,740
     Survivorship Variable Universal Life            37,625           441,058          4,291             46,939
                                               -------------- --------------- ---------------- ------------------
                                                    694,086        10,890,957        308,715          4,547,679
   International SmallCap Division:
     PrinFlex Life                                  562,111        10,285,823        262,440          4,526,958
     Survivorship Variable Universal Life            41,607           648,394          1,523             21,783
                                               -------------- --------------- ---------------- ------------------
                                                    603,718        10,934,217        263,963          4,548,741
   LargeCap Stock Index Division:
     PrinFlex Life                                  665,489         7,155,049        109,385          1,169,012
     Survivorship Variable Universal Life            75,861           815,290          8,957             95,411
                                               -------------- --------------- ---------------- ------------------
                                                    741,350         7,970,339        118,342          1,264,423
   MicroCap Division:
     PrinFlex Life                                  126,312         1,138,965         85,693            771,450
     Survivorship Variable Universal Life            39,160           423,776            698              7,126
                                               -------------- --------------- ---------------- ------------------
                                                    165,472         1,562,741         86,391            778,576
   MidCap Division:
     Flex Variable Life                              70,463         5,935,807         70,319          3,474,506
     PrinFlex Life                                  547,143        12,178,928        405,940          6,007,625
     Survivorship Variable Universal Life             7,081            93,418            426              5,067
                                               -------------- --------------- ---------------- ------------------
                                                    624,687        18,208,153        476,685          9,487,198
   MidCap Growth Division:
     PrinFlex Life                                  150,366         1,949,202         42,392            487,256
     Survivorship Variable Universal Life             7,683            99,040            423              5,135
                                               -------------- --------------- ---------------- ------------------
                                                    158,049         2,048,242         42,815            492,391
   Money Market Division:
     Flex Variable Life                              38,771           700,970         48,920            850,363
     PrinFlex Life                                5,179,115        62,297,867      4,831,329         57,319,829
     Survivorship Variable Universal Life         1,028,494        10,903,620      1,133,955         11,932,129
                                               -------------- --------------- ---------------- ------------------
                                                  6,246,380        73,902,457      6,014,204         70,102,321
   Putnam Global Asset Allocation Division:
     PrinFlex Life                                   66,847           802,114         22,152            248,852
     Survivorship Variable Universal Life             7,668            88,592          2,529             27,137
                                               -------------- --------------- ---------------- ------------------
                                                     74,515           890,706         24,681            275,989








                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                Year ended December 31, 2000
                                              ------------------------------------------------------------------
                                                  Units          Amount      Units Redeemed    Amount Redeemed
                                                Purchased      Purchased
                                              -------------- --------------- ---------------- ------------------
Putnam Vista Division:
     PrinFlex Life                                 316,101    $    5,596,158         44,910    $       788,098
     Survivorship Variable Universal Life           20,759           322,587          4,233             69,463
                                              -------------- --------------- ---------------- ------------------
                                                   336,860         5,918,745         49,143            857,561
   Putnam Voyager Division:
     PrinFlex Life                                 969,010        17,883,580        243,104          4,095,212
     Survivorship Variable Universal Life          124,973         1,816,351          8,740            119,721
                                              -------------- --------------- ---------------- ------------------
                                                 1,093,983        19,699,931        251,844          4,214,933
   Real Estate Division:
     PrinFlex Life                                  80,043           900,907         25,478            276,672
     Survivorship Variable Universal Life           25,948           311,178          4,779             55,479
                                              -------------- --------------- ---------------- ------------------
                                              -------------- --------------- ---------------- ------------------
                                                   105,991         1,212,085         30,257            332,151
   SmallCap Division:
     PrinFlex Life                                 157,023         2,129,794         67,657            790,384
     Survivorship Variable Universal Life            8,321           114,731            500              5,956
                                              -------------- --------------- ---------------- ------------------
                                                   165,344         2,244,525         68,157            796,340
   SmallCap Growth Division:
     PrinFlex Life                                 418,484         9,305,031         78,202          1,631,110
     Survivorship Variable Universal Life           54,220           934,180          4,910             82,686
                                              -------------- --------------- ---------------- ------------------
                                                   472,704        10,239,211         83,112          1,713,796
   SmallCap Value Division:
     PrinFlex Life                                 197,188         2,393,515        125,832          1,460,089
     Survivorship Variable Universal Life            5,708            78,266          1,951             24,256
                                              -------------- --------------- ---------------- ------------------
                                                   202,896         2,471,781        127,783          1,484,345
   Utilities Division:
     PrinFlex Life                                 100,607         1,333,121         46,955            603,043
     Survivorship Variable Universal Life           11,059           121,182          1,210             13,343
                                              -------------- --------------- ---------------- ------------------
                                                   111,666         1,454,303         48,165            616,386
                                              -------------- --------------- ---------------- ------------------
                                                17,644,486      $276,554,650     11,036,741       $150,996,367
                                              ============== =============== ================ ==================





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                 Year ended December 31, 1999
                                               ------------------------------------------------------------------
                                                  Units          Amount       Units Redeemed    Amount Redeemed
                                                Purchased       Purchased
                                               ------------- ---------------- ---------------- ------------------
   Aggressive Growth Division:
     PrinFlex Life                                  970,302   $  18,208,064        331,686        $  5,543,887
     Survivorship Variable Universal Life             7,867          94,528            732               8,432
                                               ------------- ---------------- ---------------- ------------------
                                                    978,169      18,302,592        332,418           5,552,319
   Asset Allocation Division:
     PrinFlex Life                                  126,145       1,964,356         55,304             741,949
     Survivorship Variable Universal Life            15,103         164,337            203               2,120
                                               ------------- ---------------- ---------------- ------------------
                                                    141,248       2,128,693         55,507             744,069
   Balanced Division:
     Flex Variable Life                              32,343       1,253,440         31,633             977,440
     PrinFlex Life                                  385,145       5,654,313        225,867           2,977,675
     Survivorship Variable Universal Life             8,197          85,151            155               1,532
                                               ------------- ---------------- ---------------- ------------------
                                                    425,685       6,992,904        257,655           3,956,647
   Bond Division:
     Flex Variable Life                              21,722         638,489         24,329             584,331
     PrinFlex Life                                  385,603       4,786,951        139,681           1,628,875
     Survivorship Variable Universal Life             4,133          43,317             72                 726
                                               ------------- ---------------- ---------------- ------------------
                                                    411,458       5,468,757        164,082           2,213,932
   Capital Value Division:
     Flex Variable Life                              58,379       3,417,091         44,706           1,759,412
     PrinFlex Life                                  865,446      14,950,191        424,784           6,209,297
     Survivorship Variable Universal Life             5,115          50,729            822               7,735
                                               ------------- ---------------- ---------------- ------------------
                                                    928,940      18,418,011        470,312           7,976,444
   Fidelity Contrafund Division:
     PrinFlex Life                                  784,899      13,802,563        194,124           3,317,646
     Survivorship Variable Universal Life            14,058         141,995            340               3,542
                                               ------------- ---------------- ---------------- ------------------
                                                    798,957      13,944,558        194,464           3,321,188
   Fidelity Equity Income Division:
     PrinFlex Life                                  442,641       6,654,870        161,414           2,328,152
     Survivorship Variable Universal Life             6,673          63,501             65                 624
                                               ------------- ---------------- ---------------- ------------------
                                                    449,314       6,718,371        161,479           2,328,776
   Fidelity High Income Division:
     PrinFlex Life                                   86,113       1,116,094         51,793             611,648

   Government Securities Division:
     PrinFlex Life                                  194,406       2,480,309        209,054           2,462,106
     Survivorship Variable Universal Life             6,834          71,341          3,590              36,630
                                               ------------- ---------------- ---------------- ------------------
                                                    201,240       2,551,650        212,644           2,498,736





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                 Year ended December 31, 1999
                                               ------------------------------------------------------------------
                                                  Units          Amount       Units Redeemed    Amount Redeemed
                                                Purchased       Purchased
                                               ------------- ---------------- ---------------- ------------------
Growth Division:
     PrinFlex Life                                  454,302  $    7,156,190        154,162        $  2,398,898
     Survivorship Variable Universal Life             4,616          48,392             84                 860
                                               ------------- ---------------- ---------------- ------------------
                                                    458,918       7,204,582        154,246           2,399,758
   High Yield Division:
     Flex Variable Life                              20,298         591,968         48,184           1,053,406

   International Division:
     PrinFlex Life                                  492,014       7,894,576        272,765           3,522,604
     Survivorship Variable Universal Life             3,556          41,864             36                 386
                                               ------------- ---------------- ---------------- ------------------
                                                    495,570       7,936,440        272,801           3,522,990
   International SmallCap Division:
     PrinFlex Life                                   95,274       1,287,791         19,712             263,257
     Survivorship Variable Universal Life             1,484          19,838             17                 217
                                               ------------- ---------------- ---------------- ------------------
                                                     96,758       1,307,629         19,729             263,474
   LargeCap Stock Index Division:
     PrinFlex Life                                  621,329        6,531,558        17,000             174,277
     Survivorship Variable Universal Life             2,600           26,786            72                 759
                                               -------------- --------------- ---------------- ------------------
                                                    623,929        6,558,344        17,072             175,036
   MicroCap Division:
     PrinFlex Life                                   42,361         346,589          7,556              61,540
     Survivorship Variable Universal Life             2,583          22,694              5                  47
                                               ------------- ---------------- ---------------- ------------------
                                                     44,944         369,283          7,561              61,587
   MidCap Division:
     Flex Variable Life                              69,891       3,419,307         78,806           3,282,474
     PrinFlex Life                                  669,400       9,125,936        492,907           6,123,791
     Survivorship Variable Universal Life               232           2,437              4                  44
                                               ------------- ---------------- ---------------- ------------------
                                                    739,523      12,547,680        571,717           9,406,309
   MidCap Growth Division:
     PrinFlex Life                                   90,323         878,244         32,058             309,719
     Survivorship Variable Universal Life               236           2,184             15                 150
                                               ------------- ---------------- ---------------- ------------------
                                                     90,559         880,428         32,073             309,869
   Money Market Division:
     Flex Variable Life                              22,657         399,399          8,313             140,760
     PrinFlex Life                                3,259,754      37,186,165      2,946,933          33,194,646
     Survivorship Variable Universal Life           339,308       3,452,703        155,990           1,582,499
                                               ------------- ---------------- ---------------- ------------------
                                                  3,621,719      41,038,267      3,111,236          34,917,905
   Putnam Global Asset Allocation Division:
     PrinFlex Life                                   37,942         413,030         12,194             134,797
     Survivorship Variable Universal Life             3,901          41,312             14                 151
                                               ------------- ---------------- ---------------- ------------------
                                                     41,843         454,342         12,208             134,948






                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                 Year ended December 31, 1999
                                               ------------------------------------------------------------------
                                                  Units          Amount       Units Redeemed    Amount Redeemed
                                                Purchased       Purchased
                                               ------------- ---------------- ---------------- ------------------
   Putnam Vista Division:
     PrinFlex Life                                   52,210  $       681,239         8,751       $     106,029
     Survivorship Variable Universal Life               782           9,644              6                  76
                                               ------------- ---------------- ---------------- ------------------
                                                     52,992         690,883          8,757             106,105
   Putnam Voyager Division:
     PrinFlex Life                                  505,025       6,504,503         86,311           1,091,791
     Survivorship Variable Universal Life            10,457         114,740            124               1,528
                                               ------------- ---------------- ---------------- ------------------
                                                    515,482       6,619,243         86,435           1,093,319
   Real Estate Division:
     PrinFlex Life                                    6,892          65,261          2,042              18,329

   SmallCap Division:
     PrinFlex Life                                   82,373         858,971         19,001             178,081
     Survivorship Variable Universal Life               997          11,754             11                 117
                                               ------------- ---------------- ---------------- ------------------
                                                     83,370         870,725         19,012             178,198
   SmallCap Growth Division:
     PrinFlex Life                                  105,937       1,480,349         19,878             283,342
     Survivorship Variable Universal Life             1,414          18,203             10                 146
                                               ------------- ---------------- ---------------- ------------------
                                                    107,351       1,498,552         19,888             283,488
   SmallCap Value Division:
     PrinFlex Life                                   50,737         461,462         11,295             102,194
     Survivorship Variable Universal Life             3,695          38,793              8                  83
                                               ------------- ---------------- ---------------- ------------------
                                                     54,432         500,255         11,303             102,277
   Utilities Division:
     PrinFlex Life                                   39,617         471,468          7,891              93,083
     Survivorship Variable Universal Life             1,571          15,596              5                  50
                                               ------------- ---------------- ---------------- ------------------
                                                     41,188         487,064          7,896              93,133
                                               ------------- ---------------- ---------------- ------------------
                                                 11,516,892    $165,262,576      6,302,514         $83,323,890
                                               ============= ================ ================ ==================





                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                 Year ended December 31, 1998
                                               ------------------------------------------------------------------
                                                  Units          Amount       Units Redeemed    Amount Redeemed
                                                Purchased       Purchased
                                               ------------- ---------------- ---------------- ------------------
   Aggressive Growth Division:
     PrinFlex Life                                 861,317    $  12,227,704        211,314        $  2,857,454

   Asset Allocation Division:
     PrinFlex Life                                 131,206        1,668,350         53,260             645,589

   Balanced Division:
     Flex Variable Life                             36,816        1,264,339         71,643           2,030,576
     PrinFlex Life                                 490,842        6,352,561        138,126           1,693,746
                                               ------------- ---------------- ---------------- ------------------
                                                   527,658        7,616,900        209,769           3,724,322
   Bond Division:
     Flex Variable Life                             55,198        1,406,724         53,470           1,271,250
     PrinFlex Life                                 174,764        2,098,649         49,437             565,502
                                               ------------- ---------------- ---------------- ------------------
                                                   229,962        3,505,373        102,907           1,836,752
   Capital Value Division:
     Flex Variable Life                             69,516        2,942,517         96,955           3,533,172
     PrinFlex Life                               1,007,229       14,488,359        257,693           3,491,448
                                               ------------- ---------------- ---------------- ------------------
                                                 1,076,745       17,430,876        354,648           7,024,620
   Fidelity Contrafund Division:
     PrinFlex Life                                 457,546        6,291,010        120,504           1,610,333

   Fidelity Equity Income Division:
     PrinFlex Life                                 361,409        4,781,646         86,079           1,119,347

   Fidelity High Income Division:
     PrinFlex Life                                 109,968        1,310,358         41,948             482,536

   Government Securities Division:
     PrinFlex Life                                 286,524        3,395,601         19,932             228,122

   Growth Division:
     PrinFlex Life                                 303,006        4,142,276         55,628             748,373

   High Yield Division:
     Flex Variable Life                             29,675          857,141         20,132             455,939

   International Division:
     PrinFlex Life                                 530,953        6,632,041        131,554           1,545,576

   International SmallCap Division:
     PrinFlex Life                                  38,901          334,880          3,976              33,554






                                                   Principal Life Insurance Company
                                                    Variable Life Separate Account

                                               Notes to Financial Statements (continued)




4. Purchases and Sales of Investments (continued)

                                                                 Year ended December 31, 1998
                                               ------------------------------------------------------------------
                                                  Units          Amount       Units Redeemed    Amount Redeemed
                                                Purchased       Purchased
                                               ------------- ---------------- ---------------- ------------------
   MicroCap Division:
     PrinFlex Life                                  19,585   $       159,179         1,311      $       10,213

   MidCap Division:
     Flex Variable Life                            103,942        4,846,657        183,301           7,449,571
     PrinFlex Life                                 943,646       12,430,779        229,365           2,824,456
                                               ------------- ---------------- ---------------- ------------------
                                                 1,047,588       17,277,436        412,666          10,274,027
   Mid-Cap Growth Division:
     PrinFlex Life                                  34,735          306,597          2,195              18,952

   Money Market Division:
     Flex Variable Life                             39,955          657,300         49,712             795,271
     PrinFlex Life                               3,322,020       35,876,706      2,964,012          31,732,075
                                               ------------- ---------------- ---------------- ------------------
                                                 3,361,975       36,534,006      3,013,724          32,527,346
   Putnam Global Asset Allocation Division:
     PrinFlex Life                                   7,867           76,195            562               5,417

   Putnam Vista Division;
     PrinFlex Life                                  13,042          114,287          1,330              12,225

   Putnam Voyager Division:
     PrinFlex Life                                  90,896          868,001          7,931              74,099

   Real Estate Division:
     PrinFlex Life                                   3,623           34,212            233               2,119

   SmallCap Division:
     PrinFlex Life                                  33,031          251,186          1,679              12,442

   SmallCap Growth Division:
     PrinFlex Life                                  22,252          193,803          1,822              16,058

   SmallCap Value Division:
     PrinFlex Life                                  17,813          145,873            878               7,015

   Utilities Division:
     PrinFlex Life                                   4,976           54,019          1,032              11,132
                                               ------------- ---------------- ---------------- ------------------
                                                 9,602,253     $126,208,950      4,857,014         $65,283,562
                                               ============= ================ ================ ==================

                        Principal Life Insurance Company
                  Consolidated Statements of Financial Position
                                   (Unaudited)

                                                    September 30,             December 31,
                                                         2001                     2000
                                                    ---------------------------------------------
                                                                ($ In Millions)
Assets
Fixed maturities, available-for-sale                  $29,502.0                $26,142.1
Equity securities, available-for sale                     710.6                    710.3
Mortgage loans                                         11,243.9                 11,325.8
Real estate                                             1,140.2                  1,391.7
Policy loans                                              826.0                    803.6
Other investments                                         652.3                    532.8
                                                    -------------------------------------
     Total investments                                 44,075.0                 40,906.3
Cash and cash equivalents                                 600.3                  1,842.2
Accrued investment income                                 583.3                    530.4
Premiums due and other receivables                        507.0                    401.8
Deferred policy acquisition costs                       1,245.5                  1,333.3
Property and equipment                                    472.0                    471.2
Goodwill and other intangibles                             71.2                     94.1
Mortgage loan servicing rights                          1,481.8                  1,084.4
Separate account assets                                29,309.9                 33,180.4
Other assets                                              870.5                    558.8
                                                    -------------------------------------
Total assets                                          $79,216.5                $80,402.9
                                                    =====================================

Liabilities
Contractholder funds                                  $24,987.8                $24,300.2
Future policy benefits and claims                      12,994.4                 12,579.6
Other policyholder funds                                  597.0                    597.4
Short-term debt                                         1,568.9                  1,339.9
Long-term debt                                            719.2                    672.3
Income taxes currently payable                                -                    124.5
Deferred income taxes                                     806.9                    399.0
Separate account liabilities                           29,309.9                 33,180.4
Other liabilities                                       2,902.4                  1,909.4
                                                    -------------------------------------
Total liabilities                                      73,886.5                 75,102.7

Stockholder's equity
Common stock, par value $1 per share -
     authorized 5,000,000 shares, issued and
     outstanding 2,500,000 shares (wholly owned
     indirectly by Principal Mutual Holding Company)        2.5                      2.5
Additional paid-in capital                                 21.0                     21.0
Retained earnings                                       4,884.3                  5,188.6
Accumulated other comprehensive income (loss):
     Net unrealized gains on available-for-sale
     securities and derivative instruments                429.8                    121.1
     Net foreign currency translation adjustment           (7.6)                   (33.0)
                                                    -------------------------------------
Total stockholder's equity                              5,330.0                  5,300.2
                                                    -------------------------------------
Total liabilities and stockholder's equity            $79,216.5                $80,402.9
                                                    =====================================

See accompanying notes.


                        Principal Life Insurance Company
                      Consolidated Statements of Operations
                                   (Unaudited)
                                                       For the nine
                                                       months ended
                                                      September 30,
                                                 2001               2000
                                            ------------------------------------
                                                      (In Millions)
Revenues
Premiums and other considerations             $2,934.5            $2,869.0
Fees and other revenues                        1,073.5               915.0
Net investment income                          2,393.8             2,303.2
Net realized capital gains (losses)             (249.8)               90.8
                                            ------------------------------
Total revenues                                 6,152.0             6,178.0

Expenses
Benefits, claims, and settlement expenses      3,915.9             3,782.6
Dividends to policyholders                       241.2               231.6
Operating expenses                             1,536.9             1,532.6
                                            ------------------------------
Total expenses                                 5,694.0             5,546.8
                                            ------------------------------

Income before income taxes                       458.0               631.2
Income taxes                                      97.1               178.5
                                            ------------------------------
Income before change in accounting principle     360.9               452.7

Cumulative effect of accounting change,
        net of related income taxes              (10.7)                  -
                                            ------------------------------
Net income                                      $350.2              $452.7
                                            ==============================

See accompanying notes.

                        Principal Life Insurance Company
                 Consolidated Statements of Stockholder's Equity
                                   (Unaudited)

                                                                                                              Net Unrealized
                                                                                                            Gains (Losses) on
                                                                                                            Available-for-Sale
                                                                               Additional                     Securities and
                                                                 Common         Paid-In          Retained       Derivative
                                                                  Stock         Capital          Earnings      Instruments
                                                         ---------------------------------------------------------------------------
                                                                                         (In Millions)

For the Nine Months Ended:
Balances at January 1, 2000                                   $2.5             $ -                $5,110.6         ($102.1)
Reclassifciation of retained earnings to
     additional paid-in capital                                               21.0                   (21.0)
Dividend to parent holding company                              --              --                  (542.8)             --
Comprehensive income:
     Net income                                                 --              --                   452.7              --
     Net change in unrealized gains and losses
       on fixed maturities, available-for-sale                  --              --                      --           342.9
     Net change in unrealized gains and losses
       on equity securities, available-for-sale,
       including seed money in separate accounts                --              --                      --          (183.2)
     Adjustments for assumed changes in
       amortization pattern:
       Deferred policy acquisition costs                        --              --                      --           (58.6)
       Unearned revenue reserves                                --              --                      --             9.2
     Net change in unrealized gains and losses
       on derivative instruments                                --              --                      --             0.9
     Provision for deferred income taxes                        --              --                      --           (40.6)
     Change in net foreign currency translation
       adjustment                                               --              --                      --              --

Comprehensive income
                                                                                           -----------------------------------------
                                                         ---------------------------------------------------------------------------
Balances at September 30, 2000                                $2.5           $21.0                $4,999.5          ($31.5)
                                                         ===========================================================================

For the Nine Months Ended:
Balances at January 1, 2001                                   $2.5           $21.0                $5,188.6          $121.1
Dividend to parent holding company                              --              --                  (654.5)             --
Comprehensive income:
     Net income                                                 --              --                   350.2              --
     Net change in unrealized gains and losses
       on fixed maturities, available-for-sale                  --              --                      --           731.4
     Net change in unrealized gains and losses
       on equity securities, available-for-sale,
       including seed money in separate accounts                --              --                      --           (38.0)
     Adjustments for assumed changes in
       amortization pattern:
       Deferred policy acquisition costs                        --              --                      --           (99.8)
       Unearned revenue reserves                                --              --                      --             6.2
     Net change in unrealized gains and losses
       on derivative instruments                                --              --                      --          (100.9)
     Net change in unrealized gains and losses
       on policyholder dividend obligation                      --              --                      --            (8.8)
     Provision for deferred income taxes                        --              --                      --          (178.3)
     Change in net foreign currency translation
       adjustment                                               --              --                      --              --
     Cumulative effect of accounting change, net                --              --                      --            (3.1)
       of related income taxes

Comprehensive income
                                                                                           -----------------------------------------
                                                         ---------------------------------------------------------------------------
Balances at September 30, 2001                                $2.5           $21.0                $4,884.3          $429.8
                                                         ===========================================================================

                        Principal Life Insurance Company
                Consolidated Statements of Stockholder's Equity
                                  (Unaudited)


                                                 Net Foreign
                                                  Currency           Total
                                                 Translation     Stockholder's
                                                 Adjustment         Equity
                                                -------------------------------


For the Nine Months Ended:
Balances at January 1, 2000                       ($60.0)         $4,951.0
Reclassifciation of retained earnings to
     additional paid-in capital                                         --
Dividend to parent holding company                    --            (542.8)
Comprehensive income:
     Net income                                       --             452.7
     Net change in unrealized gains and losses
       on fixed maturities, available-for-sale        --             342.9
     Net change in unrealized gains and losses
       on equity securities, available-for-sale,
       including seed money in separate accounts      --            (183.2)
     Adjustments for assumed changes in
       amortization pattern:
       Deferred policy acquisition costs              --             (58.6)
       Unearned revenue reserves                      --               9.2
     Net change in unrealized gains and losses
       on derivative instruments                      --               0.9
     Provision for deferred income taxes              --             (40.6)
     Change in net foreign currency translation
       adjustment                                   27.1              27.1
                                                                -----------
Comprehensive income                                                 550.4
                                                ---------------------------
                                                ---------------------------
Balances at September 30, 2000                    ($32.9)         $4,958.6
                                                ===========================

For the Nine Months Ended:
Balances at January 1, 2001                       ($33.0)         $5,300.2
Dividend to parent holding company                    --            (654.5)
Comprehensive income:
     Net income                                       --             350.2
     Net change in unrealized gains and losses
       on fixed maturities, available-for-sale        --             731.4
     Net change in unrealized gains and losses
       on equity securities, available-for-sale,
       including seed money in separate accounts      --             (38.0)
     Adjustments for assumed changes in
       amortization pattern:
       Deferred policy acquisition costs              --             (99.8)
       Unearned revenue reserves                      --               6.2
     Net change in unrealized gains and losses
       on derivative instruments                      --            (100.9)
     Net change in unrealized gains and losses
       on policyholder dividend obligation            --              (8.8)
     Provision for deferred income taxes              --            (178.3)
     Change in net foreign currency translation
       adjustment                                   36.5              36.5
     Cumulative effect of accounting change, net   (11.1)            (14.2)
       of related income taxes
                                                                -----------
Comprehensive income                                                 684.3
                                                ---------------------------
                                                ---------------------------
Balances at September 30, 2001                     ($7.6)         $5,330.0
                                                ===========================


See accompanying notes.

                        Principal Life Insurance Company
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                                                                                         For the nine months ended
                                                                                September 30,
                                                                                    2001                           2000
                                                                                               (In Millions)
Operating activities:
   Net Income                                                                     $ 350.2                        $ 452.7
   Adjustments to reconcile net income to net cash
      provided by operating activities:
       Cumulative effect of accounting change, net of related income taxes           10.7                              -
       Amortization of deferred policy acquisition costs                            128.9                          170.2
       Additions to deferred policy acquisition costs                              (181.9)                        (203.0)
       Accrued investment income                                                    (56.6)                         (21.8)
       Premiums due and other receivables                                          (101.5)                         (67.2)
       Contractholder and policyholder liabilities and dividends                  1,500.1                          752.7
       Current and deferred income taxes                                             35.5                          107.1
       Net realized capital (gains) losses                                          249.8                          (90.8)
       Depreciation and amortization expense                                         64.5                           70.3
       Amortization and impairment/recovery of mortgage servicing rights            232.8                          118.1
       Other                                                                        401.2                          123.0
   Net cash provided by operating activities                                      2,633.7                        1,411.3

Investing activities:
   Available-for-sale securities:
      Purchases                                                                  (8,661.7)                      (8,733.2)
      Sales                                                                       4,010.3                        5,650.1
      Maturities                                                                  1,676.3                        2,045.3
   Mortgage loans acquired or originated                                        (27,912.1)                      (7,309.1)
   Mortgage loans sold or repaid                                                 28,003.9                        7,997.9
   Purchase of mortgage servicing rights                                           (651.0)                         (89.4)
   Proceeds from sale of mortgage servicing rights                                   29.6                              -
   Real estate acquired                                                            (228.9)                        (250.9)
   Real estate sold                                                                 535.9                          422.1
   Net change in property and equipment                                             (55.9)                         (39.2)
   Net proceeds from sale of subsidiaries                                           (14.8)                             -
   Purchases of interests in subsidiaries, net of cash acquired                      (4.2)                         (27.4)
   Net change in other investments                                                 (255.9)                          35.8
   Net cash used in investing activities                                         (3,528.5)                        (298.0)

Financing activities:
   Issuance of debt                                                                 157.0                           78.8
   Principal repayments of debt                                                    (110.2)                         (58.3)
   Proceeds  of short-term borrowings                                               228.9                        1,434.6
   Repayment of short-term borrowings                                                   -                         (320.4)
   Dividend paid to parent holding company                                         (508.4)                        (345.8)
   Investment contract deposits                                                   4,192.8                        2,832.3
   Investment contract withdrawals                                               (4,307.2)                      (3,726.4)
   Net cash used in financing activities                                           (347.1)                        (105.2)

Net increase (decrease) in cash and cash equivalents                             (1,241.9)                       1,008.1
Cash and cash equivalents at beginning of period                                  1,842.2                          668.9
Cash and cash equivalents at end of period                                        $ 600.3                      $ 1,677.0

   See accompanying notes.

                        Principal Life Insurance Company
                   Notes to Consolidated Financial Statements
                               September 30, 2001
                                   (Unaudited)

1.       Nature of Operations and Summary of Significant Accounting Policies

Description of Business

Principal Life Insurance Company and its consolidated subsidiaries ("the Company") is a diversified financial services organization engaged in the marketing and management of retirement savings, investment and insurance products and services in the United States and residential mortgage loan origination and servicing in the United States.

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company and its majority-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. A temporarily controlled subsidiary is carried at the lower of cost or fair value, and is included in other investments. All significant intercompany accounts and transactions have been eliminated.

Reclassifications have been made to the December 31, 2000, financial statements to conform to the September 30, 2001, presentation.

Accounting Changes

On July 20, 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which dramatically change the accounting for business combinations, goodwill and other intangible assets. These Statements were effective July 1, 2001, for any business combinations entered into subsequent to June 30, 2001. SFAS 142, which will become effective January 1, 2002, for the Company's business combinations entered into prior to June 30, 2001, adopts a nonamortization, impairment-only model for the Company's goodwill and indefinite-lived intangible assets. This includes a more stringent impairment test methodology (fair value based on discounted cash flows) for measuring and recognizing impairment losses.

The Company continues to study the impact the new Statements will have on its consolidated financial statements. To determine fair value at January 1, 2002 (date of adoption), the new impairment methodology requires consideration of many variables that are difficult to predict at this time. If it is determined that economic conditions and the business environment at adoption of the new standard warrant recognition of intangible asset impairment, such impairment will be treated as a cumulative effect of a change in accounting principle.

The Company's policy, under existing GAAP guidance, for measuring impairment of goodwill and other intangibles is based on undiscounted cash flow and has not resulted in an indicated impairment.

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). In June 1999, Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 was issued deferring the effective date of SFAS 133 by one year. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133, which amended the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities.

                        Principal Life Insurance Company
             Notes to Consolidated Financial Statements (continued)
                               September 30, 2001
                                   (Unaudited)

1.   Nature  of  Operations  and  Summary  of  Significant  Accounting  Policies
     (continued)

As amended, SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as one of the following:

a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
b)   a hedge of the exposure to variable cash flows of a forecasted transaction;
     or
c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

The Company's accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation as described above and is determined when the derivative contract is entered into.

For derivatives hedging the exposure to changes in fair value of a recognized asset or liability, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows, the effective portion of the derivative's change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

The Company currently does not hedge the foreign currency exposure of a net investment in a foreign operation.

For derivatives hedging the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the foreign currency exposure of a foreign-currency-denominated forecasted transaction, the change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

For derivatives not designated as a hedging instrument, the change in fair value is recognized in earnings in the period of change.

1.   Nature  of  Operations  and  Summary  of  Significant  Accounting  Policies
     (continued)

At January 1, 2001, the Company's consolidated financial statements were adjusted to record a cumulative effect of adopting SFAS 133, as follows (in millions):

                                                                              Accumulated other
                                                                              comprehensive
                                                              Net income      income
                                                              ------------    --------------------

Adjustment to fair value of derivative contracts (1)           $(16.4)           $(15.8)
Income tax impact                                                 5.7               1.6
                                                              ------------    --------------------

Total....................................................      $ (10.7)          $(14.2)
                                                              ============    ====================
Amount presented is net of adjustment to hedged item.

Derivatives and Hedging Instruments

Overview

The Company's derivatives are generally held for purposes other than trading and are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Additionally, derivatives are used to change the characteristics of the Company's asset/liability mix consistent with the Company's risk management activities.

The Company's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. The Company is also exposed to credit losses in the event of nonperformance of the counterparties. The Company's current credit exposure is limited to the value of derivatives that have become favorable to the Company. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits.

The net interest effect of interest rate and currency swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The cost of derivative instruments related to residential mortgage loan servicing rights is included in the basis of the underlying assets which are marked-to-market and reported in fees and other revenue in the consolidated statement of operations. The cost of other derivative contracts is amortized over the life of the contracts and classified with the results of the underlying hedged item.

Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce the Company's exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the item being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the changes in value of the derivatives are included in net income.

1.   Nature  of  Operations  and  Summary  of  Significant  Accounting  Policies
     (continued)

The fair value of derivative instruments, identified as hedges and classified as assets at September 30, 2001, was $310.1 million. Of this amount, the fair value of derivatives related to investment hedges was $82.3 million and was reported with other invested assets on the consolidated statement of financial position. The fair value of derivatives related to residential mortgage loan servicing rights and residential mortgage loans was $227.8 million and is reported with other assets on the consolidated statement of financial position. The fair value of derivative instruments classified as liabilities at September 30, 2001, was $542.7 million and was reported with other liabilities on the consolidated statement of financial position.

Fair Value Hedges

The Company uses fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration.

The Company also enters into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

For the nine months ended September 30, 2001, the Company recognized a pre-tax net gain of $40.6 million related to the ineffective portion of its fair value hedges. This net gain includes a net gain of $100.0 million related to the ineffective portion of its fair value residential mortgage loan servicing hedges and a net loss of $47.1 million related to the change in the value of the servicing hedges that was excluded from the assessment of hedge effectiveness. The net gain on residential mortgage loan servicing hedges was offset by amortization of residential mortgage loan servicing rights. Both the net gain and amortization of mortgage loan servicing rights were reported with other expenses on the consolidated statement of operations. The net gain also includes a net loss of $12.3 million related to investment hedges and was reported with net realized capital gains and losses on the consolidated statement of operations.

Cash Flow Hedges

The company also utilizes floating-to-fixed rate interest rate swaps to match cash flows.

The Company enters into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

For the nine months ended September 30, 2001, the Company recognized a $65.7 million after-tax decrease in value related to cash flow hedges in accumulated other comprehensive income. During this time period, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period. The company has not reclassified amounts from accumulated comprehensive income into earnings over the past nine months, and it does not expect to reclassify any amounts in the next twelve months.

In most cases, zero hedge ineffectiveness for cash flow hedges is assumed because the derivative instrument was constructed such that all terms of the derivative match the hedged risk in the hedged item. As a result, the Company has recognized an immaterial amount in earnings due to cash flow hedge ineffectiveness.

The transition adjustment for the adoption of SFAS 133 resulted in a decrease to other comprehensive income of $36.9 million ($24.0 million after tax) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. For the nine months ended September 30, 2001, $101.1 million ($65.7 million after-tax) of loss representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges was added to accumulated other comprehensive income resulting in an ending balance of $(138.0) million ($(89.7) million after-tax) at September 30, 2001.

1.   Nature  of  Operations  and  Summary  of  Significant  Accounting  Policies
     (continued)

Derivatives Not Designated as Hedging Instruments

The Company attempts to match the timing of when interest rates are committed on insurance products, residential mortgage loans, and other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the Company uses mortgage-backed forwards, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts, options on Treasury futures, Treasury rate guarantees, and interest rate floors to economically hedge anticipated transactions and to manage interest rate risk. Futures contracts are marked-to-market value and settled daily, which minimizes the counterparty risk. Forward contracts are marked-to-market no less than quarterly.

Occasionally, the Company will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, the Company may sell an investment-type contract with attributes tied to market indices in which case the Company writes an equity call option to convert the overall contract into a fixed rate liability, essentially eliminating the equity component altogether.

Although the above mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS 133. As such, periodic changes in the market value of these instruments flow directly into net income. As of September 30, 2001, the impact to net income as a result of derivatives not receiving hedge accounting was $2.4 million.

2.   Comprehensive Income

Comprehensive income for the nine months ended September 30 is as follows:

                                                                        For the nine
                                                                        months ended
                                                                        September 30,
                                                                  --------------------------
                                                                     2001           2000
                                                                  -----------     ----------
                                                                        (in millions)
Comprehensive Income:
   Net income................................................      $   350.2      $   452.7
  Net change in unrealized gains and losses on fixed
     maturities, available-for-sale..........................          731.4          342.9
  Net change in unrealized gains and losses on equity
     securities, available-for-sale, including seed money
     in separate accounts....................................          (38.0)        (183.2)
  Adjustments for assumed changes in amortization patterns:
     Deferred policy acquisition costs.......................          (99.8)         (58.6)
     Unearned revenue reserves...............................            6.2            9.2
  Net change in unrealized gains and losses on derivative
     instruments.............................................         (100.9)           0.9
  Net change in unrealized gains and losses on
     policyholder dividend obligation........................           (8.8)            -
  Provision for deferred income taxes........................         (178.3)          (40.6)
  Change in net foreign currency translation adjustment......           36.5            27.1
  Cumulative effect of accounting change, net of related
     income taxes............................................          (14.2)            -
                                                                  -----------     ----------
                                                                  -----------     ----------
  Comprehensive income.......................................      $   684.3       $   550.4
                                                                  ===========     ==========

3.    Commitments and Contingencies

The Company is a plaintiff or defendant in actions arising out of its operations. The Company is, from time to time, also involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on the Company's business, financial condition or results of operations. However, no assurances can be given that such litigation would not materially and adversely affect the Company's business, financial condition or results of operations.

Other companies in the life insurance industry have historically been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the business, financial condition and results of operations of certain of these companies. Principal Life is currently a defendant in two class-action lawsuits which allege improper sales practices.

In 2000, the Company reached an agreement in principle to settle these two class-action lawsuits alleging improper sales practices. In April 2001, the proposed settlement of the class-action lawsuits received court approval. In agreeing to the settlement, the Company specifically denied any wrongdoing. The Company has accrued a loss reserve for its best estimate based on information available. As uncertainties continue to exist in resolving this matter, it is reasonably possible that, as the actual cost of the claims subject to alternative dispute resolution becomes available, the final cost of settlement could exceed the Company's estimate. The range of any additional cost related to the settlement cannot be presently estimated, however the Company believes the settlement will not have a material impact on its business, financial condition or results of operations. A number of persons and entities who were eligible to be class members have excluded themselves from the class (or "opted out"), as the law permits them to do. The Company has been notified that some of those who opted out from the class will file lawsuits and make claims similar to those addressed by the settlement.

The Company is also subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. The assessments may be partially recovered through a reduction in future premium taxes in some states. The Company believes such assessments in excess of amounts accrued would not materially affect its financial condition or results of operations.

4.    Terrorist Attacks in the United States

On September 11, 2001, terrorist attacks in the United States resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. The Company accrued $6.5 million (net of income tax and reinsurance) for potential losses from individual and group life and disability insurance claims from these events. The accrual reflects the Company's best estimate of anticipated losses. Because the Company does not know the full extent of the impact of the events of September 11, it is possible that the Company may incur additional losses. Management has estimated no material property or investment real estate loss exposures resulting from these events. However, some of the assets in the Company's investment portfolio may be adversely affected by the declines in the securities markets and economic activity that were caused by the terrorist attacks and possible military action and heightened security measures. In particular, this may lead to possible write-downs, loss of value or impairments with regard to securities issued by companies affected by these events.

The continuing impacts of these events on the world economy and financial markets cannot presently be determined. This creates related uncertainties as to the future realization of and return on certain invested assets; the impact on the Company's assumptions in assessing the value of intangibles from prior acquisitions and the amortization patterns for deferred policy acquisition costs; and the impact on future operating results, for which estimates cannot presently be made.

5.       Plan of Demutualization

The board of directors of the Company's ultimate parent, Principal Mutual Holding Company, unanimously adopted the plan of conversion on March 31, 2001.

On July 24, 2001, policyholders entitled to vote approved the plan of conversion. The public hearing was held on July 25, 2001, and the Insurance Commissioner of the State of Iowa approved the plan of conversion on August 28, 2001.

6.       Subsequent Events

Demutualization and Initial Public Offering

Under the terms of the plan of conversion, effective October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company. All policyholder membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders of the mutual insurance holding company are expected to receive, in aggregate, an estimated
260.6 million shares of common stock, an estimated $1,181.5 million of cash and an estimated $472.7 million of policy credits as compensation.

After giving effect to the reorganization resulting from the demutualization, Principal Life now is a direct wholly-owned subsidiary of Principal Financial Services, Inc., which, in turn, is a direct wholly-owned subsidiary of Principal Financial Group, Inc.

In addition, on October 26, 2001, Principal Financial Group, Inc. completed its initial public offering ("IPO") in which it issued 100.0 million shares of common stock at a price of $18.50 per share. Estimated net proceeds from the IPO were $1,753.3 million, of which an estimated $59.5 million was retained by Principal Financial Group, Inc., and an estimated $1,693.8 million was contributed to the Company to reimburse for fees, cash, and policy credits.

Adoption of Incentive Stock Plans

On May 21, 2001, Principal Financial Group, Inc. approved and adopted the Stock Incentive Plan, Board of Directors' Stock Plan ("Directors Stock Plan") and Employee Stock Purchase Plan ("Stock Purchase Plan"). Under the terms of the Stock Incentive Plan, grants may be non-qualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units and stock appreciation rights. Under the terms of the Directors' Stock Plan, grants may be non-qualified stock options, restricted stock and restricted stock units. The maximum number of shares of common stock that may be issued under the Stock Incentive Plan, together with an excess plan (Principal Financial Group, Inc.'s non-qualified defined contribution retirement plan), the Directors Stock Plan, the long-term performance plan and any new plan awarding Principal Financial Group, Inc.'s common stock, in the five years following the completion of the IPO, is 6% of the number of shares outstanding immediately following the completion of the IPO.

In addition, the maximum number of shares of common stock available under the Stock Purchase Plan is 2% of the total number of shares of common stock that are outstanding following the IPO of the common stock.

                         Report of Independent Auditors



The Board of Directors and Stockholder
Principal Life Insurance Company


We have audited the accompanying consolidated statements of financial position of Principal Life Insurance Company (the Company, an indirect wholly-owned subsidiary of Principal Mutual Holding Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ Ernest & Young LLP
Des Moines, Iowa
February 2, 2001, except for Note 17
  as to which the date is October 26, 2001



                        Principal Life Insurance Company

                      Consolidated Statements of Operations




                                                                          Year ended December 31
                                                                     2000          1999          1998
                                                                 ------------------------------------------
                                                                               (In Millions)
Revenues
Premiums and other considerations                                    $3,929.3      $3,937.6      $3,818.4
Fees and other revenues                                               1,214.5       1,126.0         978.8
Net investment income                                                 3,115.5       3,045.8       2,933.8
Net realized capital gains                                              151.8         456.6         465.8
                                                                 ------------------------------------------
                                                                 ------------------------------------------
Total revenues                                                        8,411.1       8,566.0       8,196.8

Expenses
Benefits, claims and settlement expenses                              5,147.1       5,260.9       5,089.0
Dividends to policyholders                                              312.7         304.6         298.7
Operating expenses                                                    2,060.9       1,867.3       2,070.2
                                                                 ------------------------------------------
                                                                 ------------------------------------------
Total expenses                                                        7,520.7       7,432.8       7,457.9
                                                                 ------------------------------------------

Income before income taxes                                              890.4       1,133.2         738.9

Income taxes                                                            248.8         323.5          43.6
                                                                 ------------------------------------------
                                                                 ------------------------------------------
Net income                                                           $  641.6      $  809.7      $  695.3
                                                                 ==========================================



See accompanying notes.



                        Principal Life Insurance Company

                  Consolidated Statements of Financial Position



                                                                                       December 31
                                                                                   2000           1999
                                                                              ------------------------------
                                                                              ------------------------------
                                                                                      (In Millions)
Assets
Fixed maturities, available-for-sale                                             $26,142.1      $23,441.4
Equity securities, available-for-sale                                                710.3          864.2
Mortgage loans                                                                    11,325.8       13,332.2
Real estate                                                                        1,391.7        2,212.0
Policy loans                                                                         803.6          780.5
Other investments                                                                    532.8          637.6
                                                                              ------------------------------
Total investments                                                                 40,906.3       41,267.9

Cash and cash equivalents                                                            998.6          385.5
Accrued investment income                                                            530.4          471.3
Premiums due and other receivables                                                   253.9          304.3
Deferred policy acquisition costs                                                  1,333.3        1,430.9
Property and equipment                                                               471.2          457.9
Goodwill and other intangibles                                                        94.1          152.5
Mortgage loan servicing rights                                                     1,084.4        1,081.0
Separate account assets                                                           33,180.4       33,306.9
Other assets                                                                       1,402.4          457.8
                                                                              ------------------------------
                                                                              ------------------------------
Total assets                                                                     $80,255.0      $79,316.0
                                                                              ==============================
                                                                              ==============================

Liabilities
Contractholder funds                                                             $24,300.2      $24,519.8
Future policy benefits and claims                                                 12,431.7       12,491.2
Other policyholder funds                                                             597.4          676.9
Short-term debt                                                                    1,339.9          348.8
Long-term debt                                                                       672.3          834.2
Income taxes currently payable                                                       124.5           18.2
Deferred income taxes                                                                399.0          265.3
Separate account liabilities                                                      33,180.4       33,306.9
Other liabilities                                                                  1,909.4        1,903.7
                                                                              ------------------------------
                                                                              ------------------------------
Total liabilities                                                                 74,954.8       74,365.0

Stockholder's equity
Common stock, par value $1 per share - authorized  5,000,000 shares,  issued and outstanding 2,500,000 shares (wholly owned indirectly by Principal
   Mutual Holding Company)                                                             2.5            2.5
Additional paid-in capital                                                            21.0            -
Retained earnings                                                                  5,188.6        5,110.6
Accumulated other comprehensive income (loss):
   Net unrealized gains (losses) on available-for-sale securities                    121.1         (102.1)
   Net foreign currency translation adjustment                                       (33.0)         (60.0)
                                                                              ------------------------------
                                                                              ------------------------------
Total stockholder's equity                                                         5,300.2        4,951.0
                                                                              ------------------------------
                                                                              ------------------------------
Total liabilities and stockholder's equity                                       $80,255.0      $79,316.0
                                                                              ==============================

See accompanying notes.



                        Principal Life Insurance Company

                 Consolidated Statements of Stockholder's Equity




                                                                                       Net Unrealized
                                                                                       Gains (Losses)    Net Foreign      Total
                                                            Additional                  on Available-     Currency    Stock-holder's
                                                  Common     Paid-In     Retained         for-Sale       Translation      Equity
                                                   Stock     Capital     Earnings        Securities      Adjustment
                                                ------------------------------------------------------------------------------------
                                                                                    (In Millions)

 Balances at January 1, 1998                        $ -        $  -      $4,257.1        $1,037.5         $(10.6)       $5,284.2
 Issuance of 2,500,000 shares of common stock
   to parent holding company                         2.5          -          (2.5)            -              -              -
 Dividend to parent holding company                  -            -        (200.0)            -              -            (200.0)
 Comprehensive income:
   Net income                                        -            -         695.3             -              -             695.3
   Net change in unrealized gains and losses
     on fixed maturities, available-for-sale         -            -           -            (203.3)           -            (203.3)
   Net change in unrealized gains and losses
     on equity securities, available-for-sale,
     including seed money in separate accounts
                                                     -            -           -            (291.3)           -            (291.3)
   Adjustments for assumed changes
     in amortization patterns:
     Deferred policy acquisition costs               -            -           -              37.1            -              37.1
     Unearned revenue reserves                       -            -           -              (3.6)           -              (3.6)
   Provision for deferred income tax benefit         -            -           -             169.5            -             169.5
   Change in net foreign currency translation
     adjustment                                      -            -           -               -            (18.3)          (18.3)
                                                                                                                     -----------
 Comprehensive income                                                                                                      385.3
                                                 -------------------------------------------------------------------------------
 Balances at December 31, 1998                       2.5          -       4,749.9           745.9          (28.9)        5,469.4
 Dividend to parent holding company                  -            -        (449.0)            -              -            (449.0)
 Comprehensive loss:
   Net income                                        -            -         809.7             -              -             809.7
   Net change in unrealized gains and losses
     on fixed maturities, available-for-sale         -            -           -          (1,375.1)           -          (1,375.1)
   Net change in unrealized gains and losses
     on equity securities, available-for-sale,
     including seed money in separate accounts
                                                     -            -           -            (142.7)           -            (142.7)
   Adjustments for assumed changes in
     amortization patterns:
     Deferred policy acquisition costs               -            -           -             246.1            -             246.1
     Unearned revenue reserves                       -            -           -             (29.5)           -             (29.5)
   Provision for deferred income tax benefit         -            -           -             453.2            -             453.2
   Change in net foreign currency translation
     adjustment                                      -            -           -               -            (31.1)          (31.1)
                                                                                                                     -----------
 Comprehensive loss                                                                                                        (69.4)
                                                 -------------------------------------------------------------------------------
 Balances at December 31, 1999                       2.5          -       5,110.6          (102.1)         (60.0)        4,951.0



                        Principal Life Insurance Company

           Consolidated Statements of Stockholder's Equity (continued)




                                                                                       Net Unrealized
                                                                                       Gains (Losses)    Net Foreign      Total
                                                            Additional                  on Available-     Currency    Stock-holder's
                                                  Common     Paid-In     Retained         for-Sale       Translation      Equity
                                                   Stock     Capital     Earnings        Securities      Adjustment
                                                ------------------------------------------------------------------------------------
                                                                                     (In Millions)

 Balances at January 1, 2000                        $2.5      $  -       $5,110.6        $(102.1)         $(60.0)       $4,951.0
 Reclassification of retained earnings to
   additional paid-in capital                        -         21.0         (21.0)           -               -             -
 Dividends to parent holding company                 -          -          (542.6)           -               -            (542.6)
 Comprehensive income:
   Net income                                        -          -           641.6            -               -             641.6
   Net change in unrealized gains and losses
     on fixed maturities, available-for-sale         -          -             -            721.9             -             721.9
   Net change in unrealized gains and losses
     on equity securities, available-for-sale,
     including seed money in separate accounts
                                                     -          -             -           (270.0)            -            (270.0)
   Adjustments for assumed changes in
     amortization patterns:
     Deferred policy acquisition costs               -          -             -           (122.6)            -            (122.6)
     Unearned revenue reserves                       -          -             -             15.2             -              15.2
   Provision for deferred income taxes               -          -             -           (121.3)            -            (121.3)
   Change in net foreign currency translation
     adjustment                                      -          -             -              -              27.0            27.0
                                                                                                                       -----------
 Comprehensive income                                -          -                                                          891.8
                                                ----------------------------------------------------------------------------------
 Balances at December 31, 2000                      $2.5      $21.0      $5,188.6        $ 121.1          $(33.0)       $5,300.2
                                                ==================================================================================


See accompanying notes.



                        Principal Life Insurance Company

                      Consolidated Statements of Cash Flows




                                                                           Year ended December 31
                                                                     2000           1999           1998
                                                                ---------------------------------------------
                                                                               (In Millions)
Operating activities
Net income                                                         $     641.6    $     809.7   $     695.3
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Amortization of deferred policy acquisition costs                     238.6          173.7         219.0
   Additions to deferred policy acquisition costs                       (263.6)        (253.8)       (229.1)
   Accrued investment income                                             (59.1)         (37.0)         22.9
   Premiums due and other receivables                                    (25.0)         102.2          (1.9)
   Contractholder and policyholder liabilities and dividends
                                                                       1,429.6        1,633.0       1,616.1
   Current and deferred income taxes                                     127.9           45.8        (264.8)
   Net realized capital gains                                           (151.8)        (456.6)       (465.8)
   Depreciation and amortization expense                                  71.4           72.5         110.5
   Amortization and impairment/recovery of mortgage servicing
     rights                                                              157.3           94.4         142.3
   Other                                                                (367.1)         (34.0)        212.1
                                                                ---------------------------------------------
Net adjustments                                                        1,158.2        1,340.2       1,361.3
                                                                ---------------------------------------------
Net cash provided by operating activities                              1,799.8        2,149.9       2,056.6

Investing activities Available-for-sale securities:
   Purchases                                                         (12,932.5)     (11,510.2)     (7,475.1)
   Sales                                                               7,312.8        6,947.1       5,857.2
   Maturities                                                          2,665.3        2,599.2       1,376.7
Mortgage loans acquired or originated                                (10,471.3)     (16,594.6)    (14,261.4)
Mortgage loans sold or repaid                                         12,026.8       16,361.5      14,477.8
Net change in mortgage servicing rights                                 (182.9)        (307.5)       (387.4)
Real estate acquired                                                    (324.3)        (449.7)       (436.3)
Real estate sold                                                         795.8          869.8         661.6
Net change in property and equipment                                     (27.2)         (19.7)        (23.1)
Proceeds from sales of subsidiaries                                        -             41.7          95.5
Purchases of interest in subsidiaries, net of cash acquired
                                                                           -            (12.8)       (217.7)
Net change in other investments                                          187.9         (259.2)       (360.9)
                                                                ---------------------------------------------
Net cash used in investing activities                                   (949.6)      (2,334.4)       (693.1)



                        Principal Life Insurance Company

                Consolidated Statements of Cash Flows (continued)




                                                                           Year ended December 31
                                                                     2000           1999           1998
                                                                ---------------------------------------------
                                                                               (In Millions)
Financing activities
Issuance of debt                                                 $     230.4    $     203.5     $     243.0
Principal repayments of debt                                          (119.9)         (40.2)          (50.9)
Proceeds of short-term borrowings                                    1,373.4        4,952.4         8,627.7
Repayment of short-term borrowings                                    (346.8)      (4,895.7)       (8,924.3)
Dividends paid to parent holding company                              (345.5)        (354.5)         (140.0)
Investment contract deposits                                         3,982.6        5,325.4         5,854.1
Investment contract withdrawals                                     (5,011.3)      (5,081.7)       (7,058.3)
                                                                ---------------------------------------------
Net cash provided by (used in) financing activities                   (237.1)         109.2        (1,448.7)
                                                                ---------------------------------------------

Net increase (decrease) in cash and cash equivalents
                                                                       613.1          (75.3)          (85.2)

Cash and cash equivalents at beginning of year                         385.5          460.8           546.0
                                                                ---------------------------------------------
Cash and cash equivalents at end of year                         $     998.6    $     385.5     $     460.8
                                                                =============================================

Schedule of noncash operating and investing activities
Net transfer of noncash assets and liabilities to an
   unconsolidated limited liability company in exchange for a
   minority interest.                                             $   (255.0)
                                                                ===============
                                                                ===============
Dividend of net noncash assets and liabilities of Principal
   International de Chile, S.A. and Principal Compania de
   Seguros de Vida Chile, S.A. to Principal Financial
   Services, Inc. on September 28, 2000
                                                                  $   (170.6)
                                                                ===============
Dividend of net noncash assets and liabilities of Princor
   Financial Services Corporation to Principal Financial
   Services, Inc. on April 1, 1999
                                                                               $      (12.0)
                                                                               ================
                                                                               ================
Nettransfer of noncash assets and  liabilities of Principal  Health Care Inc. on
   April 1, 1998 in exchange for common shares of Coventry Health Care, Inc.
                                                                                                 $   (160.0)
                                                                                               ==============

See accompanying notes.



                        Principal Life Insurance Company

                   Notes to Consolidated Financial Statements

                                December 31, 2000



1. Nature of Operations and Significant Accounting Policies

Reorganization

Effective July 1, 1998, Principal Mutual Life Insurance Company formed a mutual insurance holding company ("Principal Mutual Holding Company") and converted to a stock life insurance company ("Principal Life Insurance Company"). All of the shares of Principal Life Insurance Company were issued to Principal Mutual
Holding Company through two newly formed intermediate holding companies, Principal Financial Group, Inc. and Principal Financial Services, Inc. The reorganization itself did not have a material financial impact on Principal Life Insurance Company and its consolidated subsidiaries, as the net assets so transferred to achieve the change in legal organization were accounted for at historical carrying amounts in a manner similar to that in pooling-of-interests accounting.

Plan of Demutualization

In 2000, the Board of Directors of Principal Mutual Holding Company approved management's recommendation to develop a plan of demutualization to convert Principal Mutual Holding Company into a stock company. Management expects to complete development of the plan of demutualization in the first half of 2001. The plan will primarily address how the organization will be restructured, required approvals, and eligibility for and allocation of policyholder compensation. The proposed plan, when completed, will be subject to approval by the Board of Directors, eligible policyholders of Principal Life Insurance Company and the Insurance Commissioner of the State of Iowa.

Description of Business

Principal  Life  Insurance  Company  and  its  consolidated  subsidiaries  ("the
Company") is a diversified financial services organization engaged in the marketing and management of retirement savings, investment and insurance products and services in the United States and selected international markets and residential mortgage loan origination and servicing in the United States.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its majority-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. A temporarily controlled subsidiary is carried at the lower of cost or fair value, and is included in other investments. All significant intercompany accounts and transactions have been eliminated.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Total assets of the unconsolidated entities amounted to $2,234.9 million at December 31, 2000 and $2,314.8 million at December 31, 1999. Total revenues of the unconsolidated entities were $2,127.9 million in 2000, $1,971.5 million in 1999 and $1,749.9 million in 1998. During 2000, 1999 and 1998, the Company included $31.4 million, $107.7 million and $18.2 million, respectively, in net investment income representing the Company's share of current year net income of the unconsolidated entities.

Closed Block

In conjunction with the formation of the mutual insurance holding company, the Company established a closed block for the benefit of individual participating dividend-paying policies in force on that date. The closed block was designed to provide reasonable assurance to policyholders included therein that, after the Reorganization, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales if the experience underlying such scales continued. Assets were allocated to the closed block in amounts such that their cash flows together with anticipated revenues from policies included in the closed block, were reasonably expected to be sufficient to support such policies, including provision for payment of claims, certain expenses, charges and taxes, and to provide for the continuation of dividends in aggregate in accordance with the 1997 policy dividend scales if the experience underlying such scales continued, and to allow for appropriate adjustments in such scales if the experience changes.

Assets allocated to the closed block inure to the benefits of the holders of policies included in the closed block. Closed block assets and liabilities are carried on the same basis as similar assets and liabilities held by the Company. The Company will continue to pay guaranteed benefits under all policies, including the policies included in the closed block, in accordance with their terms. If the assets allocated to the closed block, the investment cash flows from those assets and the revenues from the policies included in the closed block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the closed block, the Company will be required to make such payments from its general funds. See Note 7.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

Investments in fixed maturities and equity securities are classified as available-for-sale and, accordingly, are carried at fair value. (See Note 14 for policies related to the determination of fair value.) The cost of fixed maturities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturities and equity securities is adjusted for declines in value that are other than temporary. For the loan-backed and structured securities included in the bond portfolio, the Company recognizes income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are fair market values of the properties at the time of foreclosure. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. The Company recognizes impairment losses for its properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported as net realized capital losses.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Any changes in the valuation allowances are reported as net realized capital gains (losses). The Company measures impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. The Company has residential mortgage loans held for sale in the amount of $84.8 million and $432.1 million and commercial mortgage loans held for sale in the amount of $520.9 million and $280.1 million at December 31, 2000 and 1999, respectively, which are carried at lower of cost or fair value and reported as mortgage loans in the statements of financial position.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Net realized capital gains and losses on investments are determined using the specific identification basis.

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

Securitizations

The Company sells commercial mortgage loans on an unconsolidated trust which then issues mortgage-backed securities. The Company may retain interests in the loans by purchasing portions of the securities from the issuance. Gain or loss on the sales of the mortgages depends in part on the previous carrying amounts of the financial assets involved in the transfer, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Fair values are determined by quoted market prices of external buyers of each class of security purchased. The retained interests are thereafter carried at fair value as is the case of other fixed maturity investments.

The Company also sells residential mortgage loans in securitization transactions, and retains servicing rights which are retained interests in the securitized loans. Gain or loss on the sales of the loans depends in part on the previous carrying amounts of the financial assets sold and the retained interests based on their relative fair values at the date of the transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company estimates fair value based on the present value of the future expected cash flows using management's best estimates of the key assumptions - prepayment speeds and option adjusted spreads commensurate with the risks involved.

Derivatives

Derivatives are generally held for purposes other than trading and are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Additionally, derivatives are used to change the characteristics of the Company's asset/liability mix consistent with the Company's risk management activities.

The Company's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. The Company is also exposed to credit losses in the event of nonperformance of the counterparties. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits.



                       Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

The Company's use of derivatives is further described in Note 6. The net interest effect of interest rate and currency swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The cost of other derivative contracts is amortized over the life of the contracts and classified with the results of the underlying hedged item. Certain contracts are designated as hedges of specific assets and, to the extent those assets are marked to market, the hedge contracts are also marked to market and included as an adjustment of the underlying asset value. Other contracts are designated and accounted for as hedges of certain liabilities and are not marked to market. Futures contracts and mortgage-backed forwards are used to hedge anticipated transactions. Futures contracts are marked to market value and settled daily. However, changes in the market value of such contracts have not qualified for inclusion in the measurements of subsequent transactions or represent hedges of items reported at fair value. Accordingly, such changes in market value are reported in net income in the period of change.

Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce the Company's exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the changes in value of the derivatives are included in net income.

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims, and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance policies. Investment contracts are contractholders' funds on deposit with the Company and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for non-participating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally vary by plan, year of issue and policy duration. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on experience of the Company and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.



                       Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Participating business represented approximately 34%, 34% and 36% of the Company's life insurance in force and 79%, 78% and 81% of the number of life insurance policies in force at December 31, 2000, 1999 and 1998, respectively. Participating business represented approximately 64%, 63% and 76% of life insurance premiums for the years ended December 31, 2000, 1999 and 1998, respectively.

The amount of dividends to policyholders is approved annually by the Company's Board of Directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company. At the end of the reporting period, the Company establishes a dividend liability for the pro-rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of the Company's policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, the Company believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life and health insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from those products are recognized as revenue when due.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Some group contracts allow for premiums to be adjusted to reflect emerging experience. Such adjusted premiums are recognized in the period that the related experience emerges. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided.

Related policy benefits and expenses for individual and group life and health insurance products are associated with earned premiums and result in the recognition of profits over the expected lives of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject the Company to risks arising from policyholder mortality or morbidity, and consist primarily of Guaranteed Investment Contracts ("GICs") and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans.

Fees and other revenues arising from the residential mortgage banking operations consist of revenues earned for servicing and originating residential mortgage loans as well as marketing other products to servicing portfolio customers. Net revenues are also recognized on the sale of residential mortgage loans and residential mortgage loan servicing rights.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Acquisition costs that are not deferrable and maintenance costs are charged to operations as incurred.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Reinsurance

The Company enters into reinsurance agreements with other companies in the normal course of business. The Company may assume reinsurance from or cede reinsurance to other companies. Premiums and expenses are reported net of reinsurance ceded. The Company is contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2000, 1999 and 1998, respectively, the Company had reinsured $13.2 billion, $10.2 billion and $6.9 billion of life insurance in force, representing 9%, 7% and 5% of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, the Company evaluates the financial condition of its reinsurers and continually monitors concentrations of credit risk.

The effect of reinsurance on premiums and other considerations and policy and contract benefits and changes in reserves is as follows (in millions):

                                                                          Year ended December 31
                                                                     2000          1999          1998
                                                                 ------------------------------------------
   Premiums and other considerations:
     Direct                                                          $4,074.8      $3,990.0      $3,799.9
     Assumed                                                             24.6           4.1          62.2
     Ceded                                                             (170.1)        (56.5)        (43.7)
                                                                 ------------------------------------------
   Net premiums and other considerations                             $3,929.3      $3,937.6      $3,818.4
                                                                 ==========================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

                                                                          Year ended December 31
                                                                     2000          1999          1998
                                                                 ------------------------------------------

   Benefits, claims and settlement expenses:
     Direct                                                          $5,302.6      $5,296.1      $5,051.5
     Assumed                                                              1.9          (1.3)         66.0
     Ceded                                                             (157.4)        (33.9)        (28.5)
                                                                 ------------------------------------------
   Net benefits, claims and settlement expenses                      $5,147.1      $5,260.9      $5,089.0
                                                                 ==========================================

Guaranty-fund Assessments

Guaranty-fund assessments are accrued for anticipated assessments, which are estimated using data available from various industry sources that monitor the current status of open and closed insolvencies. The Company has also established an other asset for assessments expected to be recovered through future premium tax offsets.

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by the Company for contracts with equity, real estate and fixed-income investments. Generally, the separate account contract owner, rather than the Company, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any other business of the Company. The Company receives a fee for administrative, maintenance and investment advisory services that is included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations.

Income Taxes

Principal Mutual Holding Company files a U.S. consolidated income tax return that includes the Company and all of its qualifying subsidiaries and has a policy of allocating income tax expenses and benefits to companies in the group based upon pro rata contribution of taxable income or operating losses. The
Company is taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Foreign Exchange

The Company's foreign subsidiaries' statements of financial position and operations are translated at the current exchange rates and average exchange rates for the year, respectively. Resulting translation adjustments for foreign subsidiaries and certain other transactions are reported as a component of equity. Other translation adjustments for foreign currency transactions that affect cash flows are reported in current operations.

Pension and Postretirement Benefits

The Company accounts for its pension benefits and postretirement benefits other than pension (medical, life insurance and long-term care) using the full accrual method.

Property and Equipment

Property  and  equipment  includes  home office  properties,  related  leasehold improvements, purchased and internally developed software and other fixed assets. Property and equipment use is shown in the consolidated statements of financial position at cost less allowances for accumulated depreciation. Provisions for depreciation of property and equipment are computed principally on the straight-line method over the estimated useful lives of the assets. Property and equipment and related accumulated depreciation are as follows (in millions):
                                                             December 31
                                                         2000           1999
                                                     ---------------------------

   Property and equipment                                $846.3        $777.2
   Accumulated depreciation                              (375.1)       (319.3)
                                                     ---------------------------
   Property and equipment, net                           $471.2        $457.9
                                                     ===========================

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the net assets (i.e., goodwill) and other intangible assets which have been recorded in connection with acquisitions. These assets are amortized on a straight-line basis generally over 10 to 15 years. The carrying amount of goodwill and other intangibles is reviewed periodically for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the economic or competitive environments in which the Company operates, profitability analyses and the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the Company assesses the fair value of the underlying business and reduces the goodwill to an amount that results in the book value of the subsidiary approximating fair value.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

Goodwill and other intangibles, and related accumulated amortization, are as follows (in millions):
                                                            December 31
                                                        2000           1999
                                                     ---------------------------

   Goodwill                                             $137.9        $176.6
   Other intangibles                                       0.3          21.7
                                                     ---------------------------
                                                         138.2         198.3
   Accumulated amortization                              (44.1)        (45.8)
                                                     ---------------------------
   Total goodwill and other intangibles, net           $  94.1        $152.5
                                                     ===========================

Premiums Due and Other Receivables

Premiums due and other  receivables  include life and health insurance  premiums
due,   reinsurance   recoveries,   guaranty  funds  receivable  or  on  deposit,
receivables from the sale of securities and other receivables.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the cost of purchasing or originating the right to service mortgage loans. These costs are capitalized and amortized to operations over the estimated remaining lives of the underlying loans using the interest method and taking into account appropriate prepayment assumptions. Capitalized mortgage loan servicing rights are periodically assessed for impairment, which is recognized in the consolidated statements of operations during the period in which impairment occurs by establishing a corresponding valuation allowance. For purposes of performing its impairment evaluation, the Company stratifies the servicing portfolio on the basis of specified predominant risk characteristics, including loan type and note rate. A valuation model is used to determine the fair value at each stratum. Cash flows are calculated using an internal prepayment model and discounted at a spread to London Inter-Bank Offer Rates. External valuations are obtained for comparative purposes. Impairment (recovery) of mortgage loan servicing rights was $(0.5) million, $(53.2) million and $51.9 million in 2000, 1999 and 1998, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders, which would not be applicable to a mutual holding company.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years (in millions):

                                                                                December 31
                                                                     2000          1999          1998
                                                                 ------------------------------------------
   Unrealized gains (losses) on available-for-sale securities
     arising during the year                                         $252.6       $(1,037.9)    $(531.8)
   Adjustment for realized gains (losses) on available-for-sale securities included in net income
                                                                      (29.4)          189.9       240.2
                                                                 ------------------------------------------
   Unrealized gains (losses) on available-for-sale securities,
     as adjusted                                                     $223.2       $  (848.0)    $(291.6)
                                                                 ==========================================

The above adjustment for net realized gains on available-for-sale securities included in net income is presented net of tax, related changes in the amortization patterns of deferred policy acquisition costs and unearned revenue reserves.

Reclassifications

Reclassifications have been made to the 1998 and 1999 consolidated financial statements to conform to the 2000 presentation.

Accounting Changes

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). In June 1999, Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137") was issued deferring the effective date of SFAS 133 by one year. The new effective date for the Company to adopt SFAS 133 is January 1, 2001. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133 which amended the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 133 will require the Company to include all derivatives in the consolidated statement of financial position at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. Derivatives not used in hedging



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




1. Nature of Operations and Significant Accounting Policies (continued)

activities must be adjusted to fair value through earnings. The Company adopted SFAS 133 effective January 1, 2001. The Company evaluated the effect implementation would have on its reported results of operations and financial position, based on derivatives holdings and market conditions as of December 31, 2000. That evaluation indicated that the implementation of SFAS 133 would not have had a material impact on the results of operations and financial position as of and for the year ended December 31, 2000.

On January 1, 1999, the Company implemented the Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 defines internal use software and when the costs associated with internal use should be capitalized. The implementation did not have a material impact on the Company's consolidated financial statements.

In December 2000, the Accounting Standards Executive Committee issued Statement of Position 00-3, Accounting by Insurance Enterprises for Demutualization and Formation of Mutual Insurance Holding Companies and for Certain Long-Duration Participating Contracts. The effective date for adoption of SOP 00-3, with retroactive application and restatement of all previously issued financial statements, is for fiscal years beginning after December 15, 2000, however, early adoption is encouraged by the Accounting Standards Executive Committee. The Statement provides guidance on accounting by insurance companies for demutualization and the formation of mutual insurance holding companies. The Statement specifies that closed block assets, liabilities, revenues and expenses should be displayed together with all other assets, liabilities, revenues and expenses of the insurance enterprise based on the nature of the particular item, with appropriate disclosures relating to the closed block. The Statement also provides guidance regarding: accounting for predemutualization participating contracts, establishment of a policyholder dividend obligation for earnings that relate to the closed block, but do not inure to stockholders, if applicable, accounting for participating policies sold outside the closed block, accounting for expenses related to a demutualization and the formation of an MIHC, accounting for retained earnings and other comprehensive income and accounting for a distribution from an MIHC to its members. The Company early adopted SOP 00-3 during 2000, and financial statements for all periods presented have been reclassified to reflect the guidance set forth in SOP 00-3. See Note 7.


2. Related Party Transactions

The Company and its direct parent, Principal Financial Services, Inc. ("Principal Financial Services"), are parties to a cash advance agreement, which allows those entities to pool their available cash in order to more efficiently and effectively invest their cash. The cash advance agreement allows (i) the Company to advance cash to Principal Financial Services in aggregate principal amounts not to exceed $1.0 billion, with such advanced amounts earning interest at the daily 30-day "AA" Financial Commercial Paper Discount Rate published by the Federal Reserve (the "Internal Crediting Rate"); and (ii)



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




2. Related Party Transactions (continued)

Principal Financial Services to advance cash to the Company in aggregate principal amounts not to exceed $250.0 million, with such advance amounts earning interest at the Internal Crediting Rate plus 5 basis points to reimburse Principal Financial Services for the costs incurred in maintaining short-term investing and borrowing programs. Under this cash advance agreement, the Company had a receivable from Principal Financial Services of $843.6 million and $284.4 million at December 31, 2000 and 1999, respectively.


3. Mergers, Acquisitions and Divestitures

On December 21, 2000, the Company entered into an agreement to dispose of the stock of Principal International Espana, S.A. de Seguros de Vida, a subsidiary in Spain. The transaction is expected to be completed in the first quarter of 2001, after which the Company will have no business operations in Spain. In 2000, the consolidated financial statements included $222.7 million in assets, $49.4 million in revenues and $(1.2) million of pretax losses related to these operations.

Beginning January 1, 2000, the Company ceased new sales of Medicare supplement insurance and effective July 1, 2000, the Company entered into a reinsurance agreement to reinsure 100% of the Medicare supplement insurance block of business. Medicare supplement insurance premiums were $98.4 million for the six months ended June 30, 2000 and $164.6 million for the year ended December 31, 1999.

During 1999, various other acquisitions were made by the Company at purchase prices aggregating $13.5 million. The acquisitions were all accounted for using the purchase method and the results of operations of the acquired businesses have been included in the financial statements of the subsidiaries from the dates of acquisition. Such acquired companies had total assets at December 31, 1999 and total 1999 revenue of $17.0 million and $11.6 million, respectively.

Effective April 1, 1998, the Company transferred substantially all of its managed care operations with Coventry Corporation in exchange for a non-majority ownership position in the resulting entity, Coventry Health Care, Inc. The Company's investment in Coventry Health Care, Inc. is accounted for using the equity method. Net equity of the transferred business on April 1, 1998 was $170.0 million. Consolidated financial results for 1997 included total assets at December 31, 1997, and total revenues and pretax loss for the year then ended of approximately $419.0 million, $883.3 million and $(26.1) million, respectively, for the transferred business. In September 2000, the Company sold a portion of its equity ownership position, which reduced its ownership to approximately 25% and resulted in a realized capital gain of $13.9 million, net of tax.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




3. Mergers, Acquisitions and Divestitures (continued)

During 1998, various acquisitions were made by the Company at purchase prices aggregating $224.5 million. The acquisitions were all accounted for using the purchase method and the results of operations of the acquired businesses have been included in the financial statements of the subsidiaries from the dates of acquisition. Such acquired companies had total assets at December 31, 1998 and total 1998 revenue of $458.8 million and $58.3 million, respectively.

During 1998, various divestitures were made by the Company at selling prices aggregating $117.9 million and $15.3 million in net realized capital gains were realized as a result of these divestitures. In 1997, the financial statements included $151.6 million in assets, $205.7 million in revenues and $19.8 million of pretax losses related to these subsidiaries.

Effective July 1, 1998, the Company no longer participates in reinsurance pools related to the Federal Employee Group Life Insurance and Service Group Life Insurance programs. In 1997, the premium assumed from these arrangements was approximately $84.9 million.

4. Investments

Under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, securities are generally classified as available-for-sale, held-to-maturity, or trading. The Company has classified its entire fixed maturities portfolio as available-for-sale, although it is generally the Company's intent to hold these securities to maturity. The Company has also classified all equity securities as available-for-sale. Securities classified as available-for-sale are reported at fair value in the consolidated statements of financial position with the related unrealized holding gains and losses on such available-for-sale securities reported as a separate component of equity after adjustments for related changes in deferred policy acquisition costs, unearned revenue reserves and deferred income taxes.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




4. Investments (continued)

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2000 and 1999, are as follows (in millions):

                                                                    Gross           Gross
                                                                 Unrealized      Unrealized         Fair
                                                    Cost            Gains          Losses          Value
                                               ---------------------------------------------------------------
                                               ---------------------------------------------------------------
   December 31, 2000 Fixed maturities:
     United States Government and
        agencies                                   $    23.2         $  0.1         $  0.2          $    23.1
     Foreign governments                               692.8           25.0            5.3              712.5
     States and political subdivisions                 287.4           12.5            4.2              295.7
     Corporate - public                              8,795.2          216.5          129.3            8,882.4
     Corporate - private                             9,807.6          208.9          206.0            9,810.5
     Mortgage-backed and other asset-backed
       securities                                    6,244.2          208.0           34.3            6,417.9
                                               ---------------------------------------------------------------
   Total fixed maturities                          $25,850.4         $671.0         $379.3          $26,142.1
                                               ===============================================================
                                               ===============================================================
   Total equity securities                         $   773.9         $190.6         $254.2          $   710.3
                                               ===============================================================
                                               ===============================================================

   December 31, 1999 Fixed maturities:
     United States Government and agencies
                                                   $   163.6         $    -         $  1.7          $   161.9
     Foreign governments                               820.1           18.7           15.1              823.7
     States and political subdivisions                 176.1            1.3            9.9              167.5
     Corporate - public                              5,425.4           74.4          140.6            5,359.2
     Corporate - private                            11,474.5          106.7          363.0           11,218.2
     Mortgage-backed and other asset-backed
       securities                                    5,832.2           12.6          133.9            5,710.9
                                               ---------------------------------------------------------------
   Total fixed maturities                          $23,891.9         $213.7         $664.2          $23,441.4
                                               ===============================================================
   Total equity securities                         $   720.8         $176.3         $ 32.9          $   864.2
                                               ===============================================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




4. Investments (continued)

The cost and fair value of fixed maturities available-for-sale at December 31, 2000, by expected maturity, are as follows (in millions):

                                                                                  Cost         Fair Value
                                                                              -------------------------------
                                                                              -------------------------------

   Due in one year or less                                                       $  1,111.7      $ 1,099.4
   Due after one year through five years                                           9,727.5         9,726.9
   Due after five years through ten years                                          5,135.9         5,213.5
   Due after ten years                                                             3,631.1         3,684.4
                                                                              -------------------------------
                                                                              -------------------------------
                                                                                  19,606.2        19,724.2
   Mortgage-backed and other asset-backed securities                               6,244.2         6,417.9
                                                                              -------------------------------
                                                                              -------------------------------
   Total                                                                         $25,850.4       $26,142.1
                                                                              ===============================

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or pre-pay obligations.

Major categories of net investment income are summarized as follows (in millions):

                                                                          Year ended December 31
                                                                   2000           1999           1998
                                                               ---------------------------------------------

   Fixed maturities, available-for-sale                           $1,856.5      $1,711.1        $1,587.5
   Equity securities, available-for-sale                              67.5          46.1            31.6
   Mortgage loans                                                  1,005.0       1,111.1         1,143.0
   Real estate                                                       171.0         187.5           143.2
   Policy loans                                                       55.1          50.2            50.9
   Cash and cash equivalents                                          69.9          20.9             8.8
   Other                                                              43.3          43.3           108.1
                                                               ---------------------------------------------
                                                               ---------------------------------------------
                                                                   3,268.3       3,170.2         3,073.1

   Less investment expenses                                         (152.8)       (124.4)         (139.3)
                                                               ---------------------------------------------
                                                               ---------------------------------------------
   Net investment income                                          $3,115.5      $3,045.8        $2,933.8
                                                               =============================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




4. Investments (continued)

The major components of net realized capital gains on investments are summarized as follows (in millions):

                                                                            Year ended December 31
                                                                      2000          1999           1998
                                                                  -------------------------------------------

   Fixed maturities, available-for-sale:
     Gross gains                                                     $  28.9       $  31.2        $ 61.4
     Gross losses                                                     (155.0)       (125.4)        (33.5)
   Equity securities, available-for-sale:
     Gross gains                                                        84.2         408.7         341.7
     Gross losses                                                       (3.9)        (25.7)        (38.8)
   Mortgage loans                                                        8.6          (8.9)          6.3
   Real estate                                                          82.3          56.4         120.6
   Other                                                               106.7         120.3           8.1
                                                                  -------------------------------------------
   Net realized capital gains                                        $ 151.8       $ 456.6        $465.8
                                                                  ===========================================

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $5.5 billion, $5.5 billion and $2.8 billion in 2000, 1999 and 1998 respectively. Of the 2000, 1999 and 1998 proceeds, $2.6 billion, $3.8 billion and $2.2 billion, respectively, relates to sales of mortgage-backed securities. The Company actively manages its mortgage-backed securities portfolio to control prepayment risk. Gross gains of $2.0 million, $2.1 million and $23.0 million and gross losses of $40.1 million, $60.3 million and $7.0 million in 2000, 1999 and 1998, respectively, were realized on sales of mortgage-backed securities. At December 31, 1999, the Company had security purchases payable totaling $21.9 million relating to the purchases of mortgage-backed securities at forward dates.

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale is reported as a separate component of equity, reduced by adjustments to deferred policy acquisition costs and unearned revenue reserves that would have been required as a charge or credit to operations had such amounts been realized and a provision for deferred income taxes. The cumulative amount of net unrealized gains and losses on available-for-sale securities is as follows (in millions):

                                                                                       December 31
                                                                                   2000           1999
                                                                               -----------------------------
   Net unrealized gains and losses on fixed maturities, available-for-sale         $284.3       $(437.6)
   Net unrealized gains and losses on equity securities, available-for-sale,
     including seed money in separate accounts                                      (63.9)        206.1
   Adjustments for assumed changes in amortization patterns:
     Deferred policy acquisition costs                                              (43.2)         79.4
     Unearned revenue reserves                                                        2.9         (12.3)
   Provision for deferred income (taxes) tax benefit                                (59.0)         62.3
                                                                               -----------------------------
   Net unrealized gains and losses on available-for-sale securities                $121.1       $(102.1)
                                                                               =============================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




4. Investments (continued)

The corporate private placement bond portfolio is diversified by issuer and industry. Restrictive bond covenants are monitored by the Company to regulate the activities of issuers and control their leveraging capabilities.

Commercial mortgage loans and corporate private placement bonds originated or acquired by the Company represent its primary areas of credit risk exposure. At December 31, 2000 and 1999, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

               Geographic Distribution                              Property Type Distribution
                                     December 31                                          December 31
                                   2000        1999                                     2000       1999
                                -----------------------                              -----------------------

   New England                       5%          5%       Office                         30%        31%
   Middle Atlantic                  15          14        Retail                         34         33
   East North Central                9          10        Industrial                     31         32
   West North Central                4           5        Apartments                      4          3
   South Atlantic                   24          25        Hotel                           1          1
   East South Central                4           3        Mixed use/other                 1          1
   West South Central                8           7        Valuation allowance            (1)        (1)
   Mountain                          6           5
   Pacific                          26          27
   Valuation allowance              (1)         (1)


Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized capital loss.

Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.



                       Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




4. Investments (continued)

A summary of the changes in the mortgage loan allowance for losses is as follows (in millions):

                                                                                    December 31
                                                                           2000        1999        1998
                                                                        ------------------------------------

   Balance at beginning of year                                            $117.8      $113.0      $121.4
   Provision for losses                                                       5.4         9.2         7.3
   Releases due to write-downs, sales and foreclosures                      (12.8)       (4.4)      (15.7)
                                                                        ------------------------------------
   Balance at end of year                                                  $110.4      $117.8      $113.0
                                                                        ====================================

The Company was servicing approximately 582,000 and 555,000 residential mortgage loans with aggregate principal balances of approximately $55,987.4 million and $51,875.5 million at December 31, 2000 and 1999, respectively. In connection with these mortgage servicing activities, the Company held funds in trust for others totaling approximately $343.8 million and $334.0 million at December 31, 2000 and 1999, respectively. In connection with its loan administration activities, the Company advances payments of property taxes and insurance premiums and also advances principal and interest payments to investors in advance of collecting funds from specific mortgagors. In addition, the Company makes certain payments of attorney fees and other costs related to loans in foreclosure. These amounts receivable are recorded, at cost, as advances on serviced loans. Amounts advanced are considered in management's evaluation of the adequacy of the mortgage loan allowance for losses.

In June 2000, the Company's mortgage banking segment created a special purpose entity to provide an off-balance sheet source of funding for the Company's residential mortgage loan production. The Company sells residential mortgage loans to the special purpose entity, where they are warehoused until sold to the final investor. A maximum of $1 billion may be warehoused by the special purpose entity at any given time. Through December 31, 2000, $5,340.8 million of loans had been sold to the special purpose entity and $688.2 million was warehoused by the special purpose entity at December 31, 2000. The Company remains the servicer of the mortgage loans and also performs secondary marketing, accounting and various administrative functions on behalf of the special purpose entity. The special purpose entity is owned by unaffiliated equity certificate holders and thus, is not consolidated with the Company.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




4. Investments (continued)

In  October  2000,  the  Company's   mortgage   banking  unit  also  created  an
unconsolidated qualifying special purpose entity ("QSPE") to provide an off-balance sheet source of funding for up to $250 million of qualifying delinquent mortgage loans. The Company sells qualifying delinquent loans to the QSPE, which then pledges the loans to secure its borrowings from a Delaware business trust. The trust funds its loan to the QSPE by selling participations certifications to commercial paper conduit purchasers. Mortgage loans remain in the QSPE until they are processed through claims, reinstated or paid off. The Company is retained as the servicer on the mortgage loans and also performs accounting and various administrative functions on behalf of the QSPE. The Company's retained interest in the mortgage loans of $10.2 million is classified as other assets in the consolidated statements of financial position.

Real estate holdings and related accumulated depreciation are as follows (in millions):

                                                           December 31
                                                       2000           1999
                                                    ----------------------------

   Investment real estate                            $   813.4      $1,339.6
   Accumulated depreciation                             (117.1)       (161.0)
                                                    ----------------------------
                                                         696.3       1,178.6
   Properties held for sale                              695.4       1,033.4
                                                    ----------------------------
   Real estate, net                                   $1,391.7      $2,212.0
                                                    ============================

Included in other investments are properties owned jointly with venture partners and operated by the partners. Joint ventures in which the Company has an interest have mortgage loans with the Company of $612.1 million and $760.1 million at December 31, 2000 and 1999, respectively. The Company is committed to providing additional mortgage financing for such joint ventures aggregating $71.5 million and $76.8 million at December 31, 2000 and 1999, respectively.


5. Securitization Transactions

Commercial Mortgage Loans

During 2000 and 1999, the Company sold commercial mortgage loans in securitization transactions. In each of those securitizations, the Company retained primary servicing responsibilities and other interests. The Company receives annual servicing fees approximating 0.01 percent, which approximates cost. The investors and the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interests is subject primarily to credit risk.



                       Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




5. Securitization Transactions (continued)

In  2000,  the  Company   recognized   pretax  gains  of  $0.7  million  on  the
securitization of commercial mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from transactions completed during the year included a cumulative default rate between five and eight percent. The assumed range of the loss severity, as a percentage of defaulted loans, was between 13 and 25 percent. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2000, the fair values of retained interests related to the securitizations of commercial mortgage loans were $65.2 million. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2000 as a result of these assumptions were not significant.

Residential Mortgage Loans

During 2000 and 1999, the Company sold residential mortgage loans in securitization transactions. In those securitizations, the Company retained servicing responsibilities and subordinated interests. The Company receives annual servicing fees approximating 0.4 percent of the outstanding balance and rights to future cash flows arising after the investors have received the return for which they have contracted. The investors have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subordinate to the investor's interests. Their value is subject to prepayment and interest rate risks on the transferred assets.

In  2000,  the  Company   recognized   pretax  gains  of  $9.4  million  on  the
securitization of residential mortgage loans.

The key economic assumptions used in determining the fair value of mortgage servicing rights at the date of securitization resulting from securitizations completed in 2000 were as follows:

               Weighted average life (years)                              6.87
               Prepayment speed                                          11.81%
               Static yield to maturity discount rate                    10.74%


Prepayment speed is the constant prepayment rate that results in the weighted average life disclosed above.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




5. Securitization Transactions (continued)

At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of the mortgage servicing rights to immediate 10 and 20 percent adverse changes in those assumptions are as follows ($ in millions):

           Fair value of retained interests                        $1,193.4
           Expected weighted average life (in years)                    6.7
           Prepayment speed                                           12.43%
           Decrease in fair value of 10% adverse change            $   45.7
           Decrease in fair value of 20% adverse change            $   87.1
           Static yield to maturity discount rate                      9.44%
           Decrease in fair value of 10% adverse change            $   73.8
           Decrease in fair value of 20% adverse change            $  147.7

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in change in another, which might magnify or counteract the sensitivities. For example, changes in prepayment speed estimates could result in changes in the discount rate.

The table below summarizes cash flows received from and paid to securitizations trusts for the year ended December 31, 2000 (in millions):

           Proceeds from new securitizations                        $9,624.5
           Servicing fees received                                     237.5
           Other cash flows received on retained interests              29.4


6. Derivatives Held or Issued for Purposes Other Than Trading

The Company uses exchange-traded interest rate futures and mortgage-backed securities forwards to hedge against interest rate risks. The Company attempts to match the timing of when interest rates are committed on insurance products and on new investments. However, timing differences do occur and can expose the Company to fluctuating interest rates. Interest rate futures and mortgage-backed securities forwards are used to minimize these risks. In these contracts, the Company is subject to the risk that the counterparties will fail to perform and to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. Futures contracts are marked to market and settled daily, which minimizes the counterparty risk. The notional amounts of futures contracts represent the extent of the Company's involvement.



                       Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




6. Derivatives Held or Issued for Purposes Other Than Trading (continued)

The Company uses interest rate swaps to more closely match the interest rate characteristics of its assets with those of its liabilities. Swaps are used in asset and liability management to modify duration and match cash flows. Occasionally, the Company will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, the Company may sell an investment-type contract with attributes tied to market indices in which case the Company uses a call option to transform the liability into a fixed rate liability. The Company's current credit exposure on swaps is limited to the value of interest rate swaps that have become favorable to the Company. The average unexpired terms of the swaps were approximately four years at December 31, 2000 and five years at December 31, 1999. The net amount payable or receivable from interest rate swaps is accrued as an adjustment to interest income. The Company's interest rate swap agreements include cross-default provisions when two or more swaps are transacted with a given counterparty.

The Company enters into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated fixed rate assets and liabilities into U.S. dollar denominated instruments to eliminate the exposure to future currency volatility on those items. At December 31, 2000, the Company had various foreign currency exchange agreements with maturities ranging from 2001 to 2019. At December 31, 1999, such maturities ranged from 2000 to 2018. The average unexpired term of the swaps was approximately five years at December 31, 2000 and six years at December 31, 1999.

The Company manages the risk on its commercial mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, interest rate swaps, interest rate futures, and treasury rate guarantees. Such futures contracts are marked to market and settled daily.

The Company manages risk on its residential mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts and options on Treasury futures contracts. The Company entered into mandatory forward, option and futures contracts to reduce interest rate risk on certain mortgage loans held for sale and other commitments. The forward contracts provide for the delivery of securities at a specified future date at a specified price or yield. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to the risk of selling mortgage loans at prevailing market prices. The effect of these contracts was considered in the lower of cost or market calculation of mortgage loans held for sale.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




6. Derivatives Held or Issued for Purposes Other Than Trading (continued)

The Company has committed to originate approximately $695.2 million and $372.0 million of residential mortgage loans at December 31, 2000 and 1999, respectively, subject to borrowers meeting the Company's underwriting guidelines. These commitments call for the Company to fund such loans at a future date with a specified rate at a specified price. Because the borrowers are not obligated to close the loans, the Company is exposed to risks that it may not have sufficient mortgage loans to deliver to its mandatory forward contracts and, thus, would be obligated to purchase mortgage loans at prevailing market rates to meet such commitments. Conversely, the Company is exposed to the risk that more loans than expected will close, and the loans would then be sold at current market prices.

The Company uses interest rate floors, futures contracts and options on futures contracts in hedging a portion of its portfolio of mortgage servicing rights from prepayment risk associated with changes in interest rates. The floors and contracts provide for the receipt of payments when interest rates are below predetermined interest rate levels. The premiums paid for floors are included in other assets in the Company's consolidated statements of financial position.

With regard to its international operations, the Company attempts to conduct much of its business in the functional currency of the country of operation. At times, the Company is unable to do so and it uses foreign currency forwards, foreign currency sways and interest rate swaps to hedge the resulting currency risk.

The notional amounts and credit exposure of the Company's derivative financial instruments by type are as follows (in millions):

                                                             December 31
                                                         2000           1999
                                                      --------------------------

   Notional amounts of derivative instruments
   Foreign currency swaps                               $ 2,745.0      $ 1,571.5
   Interest rate floors                                   2,450.0        5,550.0
   Interest rate swaps                                    2,391.5        1,298.5
   Mortgage-backed forwards and options                   1,898.3        1,546.7
   Swaptions                                                697.7          469.7
   Call options                                              30.0           30.0
   U.S. Treasury futures                                    183.2          287.6
   Currency forwards                                         39.4           13.0
   Treasury rate guarantees                                  60.0            -
                                                      --------------------------
                                                      --------------------------
   Total notional amounts at end of year                $10,495.1      $10,767.0
                                                      ==========================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




6. Derivatives Held or Issued for Purposes Other Than Trading (continued)

                                                               December 31
                                                           2000            1999
                                                      --------------------------
   Credit exposure of derivative instruments
   Foreign currency swaps                                 $ 45.3         $ 69.2
   Interest rate floors                                     20.0           15.1
   Interest rate swaps                                      14.1           21.6
   Mortgage-backed forwards and options                      -              6.0
   Swaptions                                                11.8            8.7
   Call options                                             12.3           19.0
   Currency forwards                                         5.5            -
                                                      --------------------------
                                                      --------------------------
   Total credit exposure at end of year                   $109.0         $139.6
                                                      ==========================


7. Closed Block

Summarized financial information of the Closed Block is as follows (in millions):

                                                              December 31
                                                          2000           1999
                                                      --------------------------
   Assets
   Fixed maturities available-for-sale                   $2,182.2      $1,781.7
   Mortgage loans                                           919.4       1,035.9
   Policy loans                                             770.0         752.1
   Other investments                                          1.3           1.2
                                                     ---------------------------
   Total investments                                      3,872.9       3,570.9

   Cash and cash equivalents                                 22.7          23.9
   Accrued investment income                                 72.4          62.9
   Deferred policy acquisition costs                        524.7         639.1
   Premiums due and other receivables                        14.7          20.6
                                                      --------------------------
                                                         $4,507.4      $4,317.4
                                                      ==========================
   Liabilities
   Future policy benefits and claims                     $5,032.4      $4,864.3
   Other policyholder funds                                 406.9         405.8
   Other liabilities                                        108.5         124.5
                                                      --------------------------
                                                         $5,547.8      $5,394.6
                                                      ==========================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




7. Closed Block (continued)

                                                                               Year ended December 31
                                                                               2000             1999
                                                                         -----------------------------------
   Revenues and expenses
   Premiums and other considerations                                          $ 752.5          $ 764.4
   Net investment income                                                        289.9            269.3
   Other income (expense)                                                        (5.0)            (2.0)
   Benefits, claims and settlement expenses                                    (601.2)          (614.5)
   Dividends to policyholders                                                  (307.7)          (295.9)
   Operating expenses                                                           (77.8)          (110.6)
                                                                         -----------------------------------
   Contribution from Closed Block (before income taxes)                       $  50.7          $  10.7
                                                                         ===================================

As described in Note 1, the formation of the closed block required an actuarial calculation including expectations of future earnings related to policies in the closed block. Subsequent to formation, cumulative actual earnings in excess of cumulative expected earnings (which are not revised in future periods) are required to be recorded as a policyholder dividend obligation. From date of formation through December 31, 2000, cumulative actual earnings have been less than cumulative expected earnings, and the resulting negative policyholder dividend obligation balance has not been recognized.


8. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2000, 1999 and 1998 are as follows (in millions):

                                                                                December 31
                                                                     2000          1999          1998
                                                                 ------------------------------------------

   Balance at beginning of year                                     $1,430.9      $1,104.7       $1,057.5
   Cost deferred during the year                                       263.6         253.8          229.1
   Amortized to expense during the year                               (238.6)       (173.7)        (219.0)
   Effect of unrealized (gains) losses                                (122.6)        246.1           37.1
                                                                 ------------------------------------------
   Balance at end of year                                           $1,333.3      $1,430.9       $1,104.7
                                                                 ==========================================




                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




9. Insurance Liabilities

Major components of contractholder funds in the consolidated statements of financial position, are summarized as follows (in millions):

                                                             December 31
                                                         2000           1999
                                                     ---------------------------
   Liabilities for investment-type contracts:
     Guaranteed investment contracts                    $14,779.6     $15,935.5
     U.S. funding agreements                                772.1         742.9
     International funding agreements backing
       medium-term notes                                  2,475.3       1,139.0
     Other investment-type contracts                      2,537.0       3,117.1
                                                     ---------------------------
   Total liabilities for investment-type contracts       20,564.0      20,934.5

   Liabilities for individual annuities                   2,442.7       2,522.3
   Universal life and other reserves                      1,293.5       1,063.0
                                                      --------------------------
   Total contractholder funds                           $24,300.2     $24,519.8
                                                      ==========================

The Company's guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give us a minimum notice period.

The following table presents GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions (in millions):

                                         December 31, 2000
                                ------------------------------------
                                ------------------------------------
                                   Guaranteed
                                   Investment    Funding Agreements
                                   Contracts
                                ------------------------------------

   Less than 30 days notice          $       -         $      -
   30 to 89 days notice                  284.6            100.6
   90 to 180 days notice                 456.8            226.2
   More than 180 days notice                 -            150.9
   No active put provision*              426.7               -
   No put provision                   13,611.5          2,769.7
                                ------------------------------------
                                ------------------------------------
   Total                             $14,779.6         $3,247.4
                                ====================================

   * Contracts under an initial lock-out period, but which will become puttable with 90 days notice at some time in the future.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)



9. Insurance Liabilities (continued)

Funding agreements are issued to non-qualified institutional investors both in domestic and international markets. In late 1998, the Company established a $2.0 billion program, which was expanded to $4.0 billion in 2000, under which an offshore special purpose entity was created to issue nonrecourse medium-term notes. Under the program, the proceeds of each note series issuance are used to purchase a funding agreement from the Company, with the funding agreement so purchased then used to secure that particular series of notes. The payment terms of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under those international funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws. During 1999, the Company began issuing international funding agreements to the offshore special purpose vehicle under that program. The offshore special purpose vehicle issued medium-term notes to investors in Europe, Asia and Australia. In general, the medium-term note funding agreements do not give the contractholder the right to terminate prior to contractually stated maturity dates, absent the existence of certain circumstances which are largely within the Company's control. At December 31, 2000, the contractual maturities were 2002 - $164.3 million; 2003 - $476.6 million; 2004 - $424.9 million; and thereafter - $1,409.5 million.

In February 2001, the Company agreed to issue up to $3.0 billion of funding agreements under another program to support the prospective issuance by an unaffiliated entity of medium-term notes in both domestic and international markets.

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows (in millions):

                                                                                December 31
                                                                     2000          1999          1998
                                                                 ------------------------------------------

   Balance at beginning of year                                     $  721.7      $  641.4       $  770.3

   Incurred:
     Current year                                                    1,788.1       1,872.2        1,921.8
     Prior years                                                       (17.8)         (6.2)         (13.8)
                                                                 ------------------------------------------
                                                                 ------------------------------------------
   Total incurred                                                    1,770.3       1,866.0        1,908.0

   Reclassification for subsidiary merger
     (see Note 3)                                                        -             -            154.9
   Payments:
     Current year                                                    1,447.3       1,466.3        1,523.1
     Prior years                                                       339.7         319.4          358.9
                                                                 ------------------------------------------
   Total payments                                                    1,787.0       1,785.7        2,036.9
                                                                 ------------------------------------------

   Balance at end of year:
     Current year                                                      340.8         405.9          348.7
     Prior years                                                       364.2         315.8          292.7
                                                                 ------------------------------------------
                                                                 ------------------------------------------
   Total balance at end of year                                     $  705.0      $  721.7       $  641.4
                                                                 ==========================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




9. Insurance Liabilities (continued)

The activity summary in the liability for unpaid accident and health claims shows a decrease of $17.8 million, $6.2 million, and $13.8 million to the December 31, 1999, 1998 and 1997 liability for unpaid accident and health claims, respectively, arising in prior years. Such liability adjustments, which affected current operations during 2000, 1999 and 1998, respectively, resulted from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid accident and health claims.


10. Debt

Short-term debt

Short-term debt consists primarily of a payable to Principal Financial Services, Inc. of $926.9 million. In addition, short-term debt consists of commercial paper and outstanding balances on credit facilities with various banks. At
December 31, 2000, the Company and certain subsidiaries had credit facilities with various banks in an aggregate amount of $725.0 million. The credit facilities may be used for general corporate purposes and also to provide backup for the Company's commercial paper programs.

Long-term debt

The components of long-term debt as of December 31, 2000 and December 31, 1999 are as follows (in millions):

                                                           December 31
                                                      2000           1999
                                                  ------------------------------

     7.875% surplus notes payable, due 2024           $198.9         $199.0
     8% surplus notes payable, due 2044                 99.1           98.8
     Non-recourse mortgages and notes payable          149.8          335.2
     Other mortgages and notes payable                 224.5          201.2
                                                  ------------------------------
     Total long-term debt                             $672.3         $834.2
                                                  ==============================

The amounts included above are net of the discount and direct costs associated with issuing these notes which are being amortized to expense over their respective terms using the interest method.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




10. Debt (continued)

On March 10, 1994, the Company issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024 at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044 at an 8% annual interest rate. No affiliates of the Company hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that the Company has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2000, 1999 and 1998, interest of $24.0 million was approved by the Commissioner, paid and charged to expense.

Subject to Commissioner approval, the surplus notes due March 1, 2024 may be redeemed at the Company's election on or after March 1, 2004 in whole or in part at a redemption price of approximately 103.6% of par. The approximate 3.6% premium is scheduled to gradually diminish over the following ten years. These surplus notes may then be redeemed on or after March 1, 2014, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

In addition, subject to Commissioner approval, the notes due March 1, 2044 may be redeemed at the Company's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The mortgages and other notes payable are financings for real estate developments. The Company has obtained loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2000 range from $0.5 million to $102.8 million per development with interest rates generally ranging from 6.9% to 8.6%. Outstanding principal balances as of December 31, 1999 range from $0.6 million to $38.3 million per development with interest rates generally ranging from 6.4% to 9.3%.

At December 31, 2000, future annual maturities of the long-term debt are as follows (in millions):

   2001                                                $118.9
   2002                                                  94.6
   2003                                                   8.6
   2004                                                   2.9
   2005                                                   3.0
   Thereafter                                           444.3
                                                   --------------
   Total future maturities of the long-term debt       $672.3
                                                   ==============



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




10. Debt (continued)

Cash paid for interest for 2000, 1999 and 1998 was $42.0 million, $95.5 million and $96.9 million, respectively. These amounts include interest paid on taxes during these years.


11. Income Taxes

The Company's income tax expense (benefit) is as follows (in millions):

                                                 Year ended December 31
                                           2000          1999          1998
                                       -----------------------------------------
   Current income taxes:
     Federal                               $195.2       $  84.1       $ (80.5)
     State and foreign                       12.2          12.6          10.2
     Net realized capital gains              29.6         162.3         106.7
                                       -----------------------------------------
   Total current income taxes               237.0         259.0          36.4
   Deferred income taxes                     11.8          64.5           7.2
                                       -----------------------------------------
   Total income taxes                      $248.8        $323.5       $  43.6
                                       =========================================

The Company's provision for income taxes may not have the customary relationship of taxes to income. Differences between the prevailing corporate income tax rate of 35% times the pre-tax income and the Company's effective tax rate on pre-tax income are generally due to inherent differences between income for financial reporting purposes and income for tax purposes, and the establishment of adequate provisions for any challenges of the tax filings and tax payments to the various taxing jurisdictions. A reconciliation between the corporate income tax rate and the effective tax rate is as follows:

                                                    Year ended December 31
                                               2000          1999          1998
                                           -------------------------------------

   Statutory corporate tax rate                 35%           35%           35%
   Dividends received deduction                 (5)           (3)           (4)
   Interest exclusion from taxable income       (1)            -            (1)
   Resolution of prior year tax issues           -             -           (20)
   Other                                        (1)           (3)           (4)
                                           -------------------------------------
   Effective tax rate                           28%           29%            6%
                                          ======================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




11. Income Taxes (continued)

Significant components of the Company's net deferred income taxes are as follows (in millions):

                                                                                       December 31
                                                                                   2000           1999
                                                                               -----------------------------
   Deferred income tax assets (liabilities):
     Insurance liabilities                                                        $ 181.1       $ 241.7
     Deferred policy acquisition costs                                             (360.1)       (358.7)
     Net unrealized losses (gains) on available for sale securities                 (59.1)         91.4
     Mortgage loan servicing rights                                                (206.3)       (209.7)
     Other                                                                           52.3         (24.0)
                                                                               -----------------------------
                                                                                  $(392.1)      $(259.3)
                                                                               =============================

At December 31, 2000 and 1999, respectively, the Company's net deferred tax liability is comprised of international net deferred tax assets of $6.9 million and $6.0 million which have been included in other assets and $399.0 million and $265.3 million of U.S. net deferred tax liabilities which have been included in deferred income taxes in the statements of financial position.

The Internal Revenue Service ("the Service") has completed examination of the U.S. consolidated federal income tax returns of the Company and affiliated companies for 1996 and prior years. The Service has also begun to examine returns for 1997 and 1998. The Company believes that there are adequate defenses against or sufficient provisions for any challenges.

Undistributed earnings of certain foreign subsidiaries are considered indefinitely reinvested by the Company. A tax liability will be recognized when the Company expects distribution of earnings in the form of dividends, sale of the investment or otherwise.

Cash paid for income taxes was $131.9 million in 2000, $275.6 million in 1999 and $300.0 million in 1998.


12. Employee and Agent Benefits

The Company has defined benefit pension plans covering substantially all of its employees and certain agents. The employees and agents are generally first eligible for the pension plans when they reach age 21. The pension benefits are based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of pension benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The Company's policy is to fund the cost of providing pension benefits in the years that the employees and agents are



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




12. Employee and Agent Benefits (continued)

providing service to the Company. The Company's funding policy is to deposit an amount within the range of GAAP net periodic postretirement cost and the sum of actuarial normal cost and any change in the unfunded accrued liability over a 30-year period as a percentage of compensation.

The Company also provides certain health care, life insurance and long-term care benefits for retired employees. Substantially all employees are first eligible for these postretirement benefits when they reach age 57 and have completed ten years of service with the Company. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The Company's policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to the Company. The Company's funding policy is to deposit the actuarial normal cost and an accrued liability over a 30-year period as a percentage of compensation.

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, is as follows (in millions):

                                                           Pension Benefits                 Other Postretirement Benefits
                                                 --------------------------------------    ---------------------------------
                                                 --------------------------------------    ---------------------------------
                                                              December 31                            December 31
                                                    2000         1999         1998           2000       1999        1998
                                                 ------------ ------------ ------------    ---------- ---------- -----------
Change in benefit obligation
Benefit obligation at beginning of year           $  (732.5)   $  (827.3)     $(700.5)       $(227.9)   $(206.3)   $(213.7)
Service cost                                          (35.0)       (42.2)       (33.8)         (10.4)     (10.9)     (12.1)
Interest cost                                         (57.5)       (55.1)       (49.3)         (19.0)     (14.1)     (15.9)
Actuarial gain (loss)                                  (2.7)       163.4        (79.7)           3.7       (3.5)      20.5
Benefits paid                                          30.4         28.7         36.0            -          6.9       14.9
Other                                                   -            -            -             31.8        -          -
                                                 ------------ ------------ ------------    ---------- ---------- -----------
Benefit obligation at end of year                 $  (797.3)   $  (732.5)     $(827.3)       $(221.8)   $(227.9)   $(206.3)
                                                 ============ ============ ============    ========== ========== ===========

Change in plan assets
Fair value of plan assets at beginning of year     $1,059.8    $   992.9      $ 980.1        $ 345.5    $ 325.7    $ 300.2
Actual return on plan assets                           75.1         90.1         23.3           13.7        5.4       14.6
Employer contribution                                  10.9          5.5         25.5           18.6       21.3       25.8
Benefits paid                                         (30.4)       (28.7)       (36.0)         (18.0)      (6.9)     (14.9)
                                                 ------------ ------------ ------------    ---------- ---------- -----------
Fair value of plan assets at end of year          $ 1,115.4    $ 1,059.8      $ 992.9        $ 359.8    $ 345.5    $ 325.7
                                                 ============ ============ ============    ========== ========== ===========

Funded status                                     $   318.1    $   327.3      $ 165.6        $ 138.0    $ 117.6    $ 119.4
Unrecognized net actuarial gain                      (194.2)      (215.5)       (38.2)         (19.4)     (46.3)     (70.3)
Unrecognized prior service cost                         9.2         10.9         12.6          (29.8)       -          -
Unamortized transition obligation (asset)             (14.2)       (25.7)       (37.2)           0.3        4.7        7.8
                                                 ------------ ------------ ------------    ---------- ---------- -----------
Other assets - prepaid benefit cost               $   118.9   $     97.0      $ 102.8       $   89.1   $   76.0   $   56.9
                                                 ============ ============ ============    ========== ========== ===========



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




12. Employee and Agent Benefits (continued)

                                                           Pension Benefits                 Other Postretirement Benefits
                                                 --------------------------------------    ---------------------------------
                                                 --------------------------------------    ---------------------------------
                                                              December 31                            December 31
                                                    2000         1999         1998           2000       1999        1998
                                                 ------------ ------------ ------------    ---------- ---------- -----------
Weighted-average assumptions as of December 31
Discount rate                                       8.00%        8.00%        6.75%          8.00%      8.00%      6.75%

Components of net periodic benefit cost
Service cost                                     $     35.0   $     42.2       $  33.8      $   10.4   $  10.9     $  12.1
Interest cost                                          57.5         55.1          49.3          19.0      14.1        15.9
Expected return on plan assets                        (81.3)       (76.0)        (74.4)        (25.1)    (23.7)      (16.1)
Amortization of prior service cost                      1.7          1.7           1.7           -         -           -
Amortization of transition (asset) obligation         (11.5)       (11.5)        (11.5)          2.3       3.7         3.3
Recognized net actuarial loss (gain)                  (12.5)        (0.3)         (8.3)         (1.1)     (2.3)       (1.8)
                                                 ------------ ------------ ------------    ---------- ---------- -----------
Net periodic benefit cost (income)                $   (11.1)  $     11.2      $   (9.4)    $     5.5  $    2.7     $  13.4
                                                 ============ ============ ============    ========== ========== ===========

Effective January 1, 2000, the Company amended the method in determining postretirement health benefit plan and terminated long-term care coverage for participants retiring on and subsequent to July 1, 2000. The result of these amendments decreased the postretirement benefit obligation by $31.8 million and was partially offset by the remaining portion of the original transition obligation.

For 2000, 1999 and 1998, the expected long-term rates of return on plan assets for pension benefits were approximately 5% in each of these years (after estimated income taxes) for those trusts subject to income taxes. For trusts not subject to income taxes, the expected long-term rates of return on plan assets were approximately 8.1% in each of the years 2000, 1999 and 1998. The assumed rate of increase in future compensation levels varies by age for both the qualified and non-qualified pension plans.

For 2000, 1999 and 1998, the expected long-term rates of return on plan assets for other post-retirement benefits were approximately 5% to 5.9% in each of these years (after estimated income taxes) for those trusts subject to income taxes. For trusts not subject to income taxes, the expected long-term rates of return on plan assets were approximately 9.3%, 8.0% and 8.1% for 2000, 1999 and 1998, respectively. These rates of return on plan assets vary by benefit type and employee group.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations starts at 13.9% in 2000 and declines to an ultimate rate of 6% in 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




12. Employee and Agent Benefits (continued)

                                                                  1-Percentage-Point    1-Percentage-Point
                                                                       Increase              Decrease
                                                                 --------------------  -------------------
   Effect on total of service and interest cost
     components
                                                                       $  7.4                  $ (5.5)
   Effect on accumulated postretirement benefit
     obligation
                                                                         47.7                   (38.6)

In addition, the Company has defined contribution plans that are generally available to all employees and agents who are age 21 or older. Eligible participants may contribute up to 20% of their compensation, to a maximum of $10,500 in 2000 and $10,000 in 1999 and 1998. The Company matches the participant's contribution at a 50% contribution rate up to a maximum Company contribution of 3% of the participant's compensation in 2000, and 2% of the participant's compensation in 1999 and 1998. The Company contributed $16.0 million in 2000 and $11.0 million in both 1999 and 1998 to these defined contribution plans.


13. Other Commitments and Contingencies

The Company, as a lessor, leases industrial, office, retail and other investment real estate properties under various operating leases. Rental income for all operating leases totaled $292.5 million in 2000, $356.8 million in 1999 and $362.4 million in 1998. At December 31, 2000, future minimum annual rental commitments under these noncancelable operating leases are as follows (in millions):

                                                           Held for         Held for        Total Rental
                                                             Sale         Investment        Commitments
                                                         ---------------------------------------------------

   2001                                                     $ 85.4          $ 87.8            $  173.2
   2002                                                       80.4            80.4               160.8
   2003                                                       72.5            66.2               138.7
   2004                                                       63.9            56.0               119.9
   2005                                                       54.2            46.1               100.3
   Thereafter                                                168.2           308.6               476.8
                                                         ---------------------------------------------------
                                                         ---------------------------------------------------
   Total future minimum lease receipts                      $524.6          $645.1            $1,169.7
                                                         ===================================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




13. Other Commitments and Contingencies (continued)

The Company, as a lessee, leases office space, data processing equipment, corporate aircraft and office furniture and equipment under various operating leases. Rental expense for all operating leases totaled $66.3 million in 2000, $78.5 million in 1999 and $60.8 million in 1998. At December 31, 2000, future minimum annual rental commitments under these noncancelable operating leases are as follows (in millions):

   2001                                                               $ 35.6
   2002                                                                 27.2
   2003                                                                 19.0
   2004                                                                 13.2
   2005                                                                  4.7
   Thereafter                                                            9.4
                                                                     --------
                                                                       109.1
   Less future sublease rental income on these noncancelable leases      1.1
                                                                     --------
   Total future minimum lease payments                                $108.0
                                                                     ========

The Company is a plaintiff or defendant in actions arising out of its operations. The Company is, from time to time, also involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on the Company's business, financial condition or results of operations. However, no assurances can be given that such litigation would not materially and adversely affect the Company's business, financial condition or results of operations.

Other companies in the life insurance industry have historically been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the business, financial condition and results of operations of certain of these companies. The Company is currently a defendant in two class-action lawsuits which allege improper sales practices.

In 2000, the Company reached an agreement in principle to settle these two class-action lawsuits alleging improper sales practices. The proposed settlement is subject to court approval and therefore is not yet final. In agreeing to the settlement, the Company specifically denied any wrongdoing. The Company has accrued a loss reserve for its best estimate based on information available. As uncertainties continue to exist in resolving this matter, it is reasonably possible that, as the actual cost of the claims subject to alternative dispute resolution becomes available, the final cost of settlement could exceed the Company's estimate. However, the range of any additional cost related to the settlement cannot presently be reasonably estimated.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




13. Other Commitments and Contingencies (continued)

The Company is also subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. The assessments may be partially recovered through a reduction in future premium taxes in some states. The Company believes such assessments in excess of amounts accrued would not materially affect its financial condition or results of operations.


14. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about the Company's business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by the Company from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan. Fair values of residential mortgage loans are determined by a pricing and servicing model using market rates that are applicable to the yield, rate structure, credit quality, size and maturity of each loan.



                       Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




14. Fair Value of Financial Instruments (continued)

The fair values for assets classified as policy loans, other investments excluding equity investments in subsidiaries, cash and cash equivalents and accrued investment income in the accompanying consolidated statements of financial position approximate their carrying amounts.

Mortgage servicing rights represent the present value of estimated future net revenues from contractually specified servicing fees. The fair value was estimated with a valuation model using current prepayment speeds and a market discount rate.

The fair values of the Company's reserves and liabilities for investment-type insurance contracts (insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position) are estimated using discounted cash flow analyses (based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued). The fair values for the Company's insurance contracts (insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk), other than investment-type contracts, are not required to be disclosed. The Company does consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on the Company's incremental borrowing rate for similar borrowing arrangements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999, are as follows (in millions):

                                                        2000                              1999
                                            ------------------------------   -------------------------------
                                            Carrying Amount     Fair            Carrying         Fair
                                                                Value            Amount          Value
                                            ------------------------------   -------------------------------
   Assets (liabilities)

   Fixed maturities (see Note 4)               $ 26,142.1      $ 26,142.1       $ 23,441.4     $ 23,441.4
   Equity securities (see Note 4)                   710.3           710.3            864.3          864.3
   Mortgage loans                                11,325.8        11,575.0         13,332.2       13,200.0
   Policy loans                                     803.6           803.6            780.5          780.5
   Other investments                                413.0           413.0            466.2          466.2
   Cash and cash equivalents                        998.6           998.6            385.5          385.5
   Accrued investment income                        530.4           530.4            471.3          471.3
   Mortgage loan servicing rights                 1,084.4         1,193.5          1,081.0        1,288.0
   Investment-type insurance contracts
                                                (22,818.6)      (22,688.9)       (24,072.5)     (23,322.6)
   Short-term debt                               (1,339.9)       (1,339.9)          (348.8)        (348.8)
   Long-term debt                                  (672.3)         (649.8)          (834.2)        (767.4)



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




15. Statutory Insurance Financial Information

The Company prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa. Currently "prescribed" statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and general administrative rules. "Permitted" statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus is not material. The accounting practices used to prepare statutory financial statements for regulatory filings differ in certain instances from GAAP. Prescribed or permitted statutory accounting practices are used by state insurance departments to regulate the Company.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of Iowa has adopted the provisions of the revised manual without modification. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

The Company has identified the following changes in prescribed statutory accounting practices as those that will have the most significant impact on its statutory-basis financial statements:

o Deposit-type funds related to both the Company's general account and its separate accounts will no longer be reported in the statutory statement of operations as revenues, but rather will be reported directly to an appropriate policy reserve account, a treatment of deposit-type funds that is similar to that under GAAP. This will have the effect of decreasing total statutory revenues and total statutory expenses of the Company, with no effect to statutory net income or statutory surplus.

o Undistributed income from subsidiaries will no longer be reported as a component of statutory net investment income, but rather will be classified as statutory unrealized capital gains and losses. This will have the effect of decreasing the Company's total statutory revenues, with a related effect on statutory net income; however, it will have no effect on statutory surplus.

o Deferred income tax assets and/or liabilities will be recognized. This will have the effect of increasing the Company's total statutory assets or statutory liabilities to the extent it has such deferred income tax assets or liabilities and will have a corresponding effect on the Company's statutory surplus.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




15. Statutory Insurance Financial Information (continued)

Management believes the net impact of these changes to the Company's statutory-basis capital and surplus as of January 1, 2001 will not be significant. Insurance regulators, accountants, and the insurance industry continue work to finalize interpretations of the Codification. The ongoing implementation work could cause changes to final interpretations that could ultimately have an adverse effect on the Company's statutory surplus or statutory net income.

Life/Health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2000, the Company meets the RBC requirements.

Under Iowa law, the Company may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of the Company's policyholder surplus as of the preceding year end or the net gain from operations from the previous calendar year. Based on this limitation and 2000 statutory results, the Company could pay approximately $760.9 million in stockholder dividends in 2001 without exceeding the statutory limitation.

In 2000, the Company notified the Insurance Commissioner of the State of Iowa in advance of all stockholder dividend payments. Total stockholder dividends to its parent company in 2000 were $542.6 million.

In 1999, the Company notified the Insurance Commissioner of the State of Iowa in advance of all stockholder dividend payments and received approval for an extraordinary stockholder dividend of $250.0 million. Total stockholder dividends to its parent company in 1999 were $449.0 million.

In 1998, the Company notified the Insurance Commissioner of the State of Iowa in advance of dividend payments. Total stockholder dividends to its parent company in 1998 were $200.0 million.

The following summary reconciles the Company's assets and stockholder's equity at December 31, 2000, 1999 and 1998, and net income for the years ended December 31, 2000, 1999 and 1998, in accordance with statutory reporting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa with that reported in these consolidated GAAP financial statements (in millions):



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)



15. Statutory Insurance Financial Information (continued)

                                                                                 Stock-holder's
                                                                                   Equity
                                                                      Assets                  Net Income
                                                                   -----------------------------------------
                                                                   -----------------------------------------
   December 31, 2000
   As reported in accordance with statutory accounting practices
     - unconsolidated                                                $75,573.4      $3,356.4     $912.6
   Additions (deductions):
     Unrealized gain on fixed maturities available-for-sale              375.3         375.3        -
     Other investment adjustments                                      2,760.2         590.3     (137.7)
     Adjustments to insurance reserves and policyholder dividends
                                                                         (73.9)       (187.0)      26.3
     Deferral of policy acquisition costs                              1,295.5       1,295.5        8.8
     Surplus note reclassification as debt                                 -          (298.0)       -
     Provision for deferred federal income taxes and other tax
       reclassifications                                                   -          (138.3)     (26.6)
     Other - net                                                         324.5         306.0     (141.8)
                                                                   -----------------------------------------
                                                                   -----------------------------------------
   As reported in accordance with GAAP                               $80,255.0      $5,300.2     $641.6
                                                                   =========================================

   December 31, 1999
   As reported in accordance with statutory accounting practices
     - unconsolidated                                                $76,017.7     $3,151.9      $713.7
   Additions (deductions):
     Unrealized loss on fixed maturities available-for-sale             (356.8)      (356.8)        -
     Other investment adjustments                                      2,093.3        994.4         9.8
     Adjustments to insurance reserves and policyholder dividends
                                                                        (124.6)      (235.5)       15.1
     Deferral of policy acquisition costs                              1,409.3      1,409.3        68.3
     Surplus note reclassification as debt                                 -         (297.8)        -
     Provision for deferred federal income taxes and other tax
       reclassifications                                                   -           33.0        18.2
     Other - net                                                         277.1        252.5       (15.4)
                                                                   -----------------------------------------
                                                                   -----------------------------------------
   As reported in accordance with GAAP                               $79,316.0     $4,951.0      $809.7
                                                                   =========================================

   December 31, 1998
   As reported in accordance with statutory accounting practices
     - unconsolidated                                                $70,096.1     $3,031.5      $511.4
   Additions (deductions):
     Unrealized gain on fixed maturities available-for-sale              996.9        996.9         -
     Other investment adjustments                                      1,620.7      1,080.9       176.8
     Adjustments to insurance reserves and policyholder dividends
                                                                        (169.5)      (191.6)      (55.8)
     Deferral of policy acquisition costs                              1,104.7      1,104.7         -
     Surplus note reclassification as debt                                 -         (297.8)        -
     Provision for deferred federal income taxes and other tax
       reclassifications                                                   -         (474.2)      164.9
     Other - net                                                         294.4        219.0      (102.0)
                                                                   -----------------------------------------
                                                                   -----------------------------------------
   As reported in accordance with GAAP                               $73,943.3     $5,469.4      $695.3
                                                                   =========================================



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




16. International Operations

The Company's international operations offer a variety of asset management and asset accumulation products and services for businesses, groups and individuals, with a focus on retirement savings.

The change in net foreign currency translation reflects an increase of $27.0 million, and decreases of $31.1 million and $18.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. Aggregate foreign exchange transaction gains and losses were not material for the years ended December 31, 2000, 1999 and 1998.

The Company evaluates performance of its businesses on operating earnings, which excludes the effect of net realized capital gains and losses, as adjusted, and non-recurring events and transactions. Net realized capital gains, as adjusted, are net of tax, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services and net realized capital gains credited to customers. Operating earnings is determined by adjusting GAAP net income for net realized capital gains and losses and non-recurring items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of operating earnings enhances the understanding of the Company's results of operations by highlighting earnings attributable to the normal, recurring operations of the business. However, operating earnings is not a substitute for net income determined in accordance with GAAP.

In 2000, the Company excluded $101.0 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included the negative effects of (a) a loss contingency reserve established for litigation and (b) expenses related to the development of a plan of demutualization.

In 1998, the Company excluded $107.2 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included: (1) the positive effects of (a) the Company's release of tax reserves and related accrued interest and (b) accounting changes by the Company's international operations and (2) the negative effects of (a) expenses related to the corporate structure change to a mutual insurance holding company, see "Reorganization" in Note 1, and related adjustments for changes in amortization assumptions for deferred policy acquisition costs and (b) a contribution related to permanent endowment of the Principal Financial Group Foundation.



                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




16. International Operations (continued)

The following table summarizes selected information by geographic region as of or for the year ended December 31 (in millions):

                                                          United
                                                          States          International       Consolidated
                                                      -------------------------------------------------------
   2000
   Total revenues                                        $ 8,173.1         $  238.0            $ 8,411.1
                                                      =======================================================

   Net income:
     Operating earnings (loss)                           $   663.9         $  (22.2)           $   641.7
     Net realized capital gains (losses), as adjusted
                                                              99.3              1.6                100.9
     Non-recurring items                                    (101.0)             -                 (101.0)
                                                      -------------------------------------------------------
   Net income (loss)                                     $    662.2        $   (20.6)          $   641.6
                                                      =======================================================

   Assets                                                $79,574.4         $  680.6            $80,255.0
                                                      =======================================================

   1999
   Total revenues                                        $ 8,293.1         $  272.9            $ 8,566.0
                                                      =======================================================

   Net income:
     Operating earnings (loss)                           $   522.3         $   (33.0)          $   489.3
     Net realized capital gains (losses), as adjusted
                                                             314.4              6.0                320.4
     Non-recurring items                                       -                -                    -
                                                      -------------------------------------------------------
   Net income (loss)                                     $   836.7         $   (27.0)          $   809.7
                                                      =======================================================

   Assets                                                $77,968.5         $1,347.5            $79,316.0
                                                      =======================================================

   1998
   Total revenues                                        $ 7,960.2         $  236.6            $ 8,196.8
                                                      =======================================================

   Net income:
     Operating earnings (loss)                           $   302.8         $  (35.4)           $   267.4
     Net realized capital gains (losses), as adjusted
                                                             308.7             12.0                320.7
     Non-recurring items                                      93.9             13.3                107.2
                                                      -------------------------------------------------------
   Net income (loss)                                     $   705.4         $  (10.1)           $   695.3
                                                      =======================================================

   Assets                                                $72,703.9         $1,239.4            $73,943.3
                                                      =======================================================

17.  Subsequent Events

Plan of Demutualization and Initial Public Offering

The board of directors of the Company's ultimate parent, Principal Mutual Holding Company, unanimously adopted the plan of conversion on March 31, 2001.

On July 24, 2001, policyholders entitled to vote approved the plan of conversion. The public hearing was held on July 25, 2001, and the Insurance Commissioner of the State of Iowa approved the plan of conversion on August 28, 2001.

Under the terms of the plan of conversion, effective October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company. All policyholder membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders of the mutual insurance holding company are expected to receive, in aggregate, an estimated
260.6 million shares of common stock, an estimated $1,181.5 million of cash and an estimated $472.7 million of policy credits as compensation.

After giving effect to the reorganization resulting from the demutualization, Principal Life now is a direct wholly-owned subsidiary of Principal Financial Services, Inc., which, in turn, is a direct wholly-owned subsidiary of Principal Financial Group, Inc.

In addition, on October 26, 2001, Principal Financial Group, Inc. completed its initial public offering ("IPO") in which it issued 100.0 million shares of common stock at a price of $18.50 per share. Estimated net proceeds from the IPO were $1,753.3 million, of which an estimated $59.5 million was retained by Principal Financial Group, Inc., and an estimated $1,693.8 million was contributed to the Company to reimburse for fees, cash, and policy credits.

Litigation

In April 2001, the proposed settlement of the class-action lawsuits alleging improper sales practices received court approval. In agreeing to the settlement, the Company specifically denied any wrongdoing. The Company has accrued a loss reserve for its best estimate based on information available. As uncertainties continue to exist in resolving this matter, it is reasonably possible that, as the actual cost of the claims subject to alternative dispute resolution becomes available, the final cost of settlement could exceed the Company's estimate. The range of any additional cost related to the settlement cannot be presently estimated, however the Company believes the settlement will not have a material impact on its business, financial condition or results of operations. A number of persons and entities who were eligible to be class members have excluded themselves from the class (or "opted out"), as the law permits them to do. The Company has been notified that some of those who opted out from the class will file lawsuits and make claims similar to those addressed by the settlement.


                        Principal Life Insurance Company

             Notes to Consolidated Financial Statements (continued)




17.  Subsequent Events (continued)

Terrorist Attacks in the United States

On September 11, 2001, terrorist attacks in the United States resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. The Company accrued $6.5 million (net of income tax and reinsurance) for potential losses from individual and group life and disability insurance claims from these events. The accrual reflects the Company's best estimate of anticipated losses. Because the Company does not know the full extent of the impact of the events of September 11, it is possible that the Company may incur additional losses. Management has estimated no material property or investment real estate loss exposures resulting from these events. However, some of the assets in the Company's investment portfolio may be adversely affected by the declines in the securities markets and economic activity that were caused by the terrorist attacks and possible military action and heightened security measures. In particular, this may lead to possible write-downs, loss of value or impairments with regard to securities issued by companies affected by these events.

The continuing impacts of these events on the world economy and financial markets cannot presently be determined. This creates related uncertainties as to the future realization of and return on certain invested assets; the impact on the Company's assumptions in assessing the value of intangibles from prior acquisitions and the amortization patterns for deferred policy acquisition costs; and the impact on future operating results, for which estimates cannot presently be made.

                                  APPENDIX - A
   SAMPLE ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES AND DEATH BENEFITS

The following tables illustrate how the policy value, surrender value and death proceeds of the Policy may change with the investment experience of the divisions. The tables show how these amounts in the Policy vary over time if planned periodic premiums are paid annually and if the investment return of the divisions were a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The death benefits and values would be different from those shown if the return averaged 0%, 6% or 12%, but fluctuated above and below those averages during the year. Death benefit options 1, 2 and 3 are illustrated.


The illustrations reflect a hypothetical Policy issued to a 35 year-old male non-smoker, Preferred class. Illustrations for younger males or for females would be more favorable than those presented. Illustrations for older males or smokers would be less favorable.
 . Illustrations 1, 3 and 5 reflect current administrative and cost of insurance charges.
 . Illustrations 2, 4 and 6 reflect the guaranteed maximum administration and cost of insurance charges.

The illustrations reflect all Policy charges including:
 . deductions from premiums for sales load and state and federal taxes;
 . monthly administration charges;
 . cost of insurance charge;
 . mortality and expense risks charge; and . contingent deferred sales load that may be deducted if the Policy was fully surrendered or if it lapsed.

In addition, the illustrations reflect the average of fees and expenses of the divisions available through the Policy during the fiscal year ending December 31, 2000. The Manager of certain divisions has agreed to reimburse operating expenses, if necessary, to limit total operating expenses for those divisions during the year ending December 31, 2000. More information about the expense reimbursements can be found in the prospectuses for the underlying mutual funds which accompany this prospectus. There is no assurance that the fee reimbursement programs will continue beyond 2001. In the future, fees and expenses of the divisions may be more or less than those shown. Such changes would make the operating expenses actually incurred by a division differ from the average rate used in the illustrations.


The illustrations are based on the assumption that:
 . payments are made according to the $3,250 annual target premium schedule; . no values are allocated to the Fixed Account;
 . no changes are made to the death benefit option or face amount;
 . no policy loans and/or partial surrenders are made; and . no riders are in effect.

Upon request, we will prepare a comparable illustration based upon the proposed insured's actual age, gender, smoking status, risk classification and desired Policy features. For those illustrations, you have option of selecting which divisions (and their specific fees and expenses) are used. If no selection is made, the illustration is run using a hypothetical average.

In advertisements or sales literature for the Policies that include performance data for one of more of the divisions, we may include policy values, surrender values and death benefit figures computed using the same methods that were used in creating the following illustrations. However, the actual average total rate of return for the specific division(s) will be used instead of the average used in the following illustrations. This information may be shown in the form of graphs, charts, tables and examples. It may include data for periods prior to the offering of the Policy for a division that has had performance during such prior period (with policy charges assumed to be equal to current charges for any period(s) prior to the offering of the Policy).


Illustration 1                   PRINCIPAL LIFE INSURANCE COMPANY               Initial Face Amount $250,000
                                     VUL ACCUMULATOR                            Death Benefit Option 1
PLANNED PREMIUM $3,250           MALE AGE 35 PREFERRED NON-SMOKER
                                   ASSUMING CURRENT CHARGES
                                      (All States)
-------------------------------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    -------------------------------------------------------------

    End of          Accumulated              0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)          (5.07% Net)        (11.07% Net)
       1              $ 3,413            $ 250,000           $ 250,000           $ 250,000
       2                6,996             250,000              250,000             250,000
       3               10,758             250,000              250,000             250,000
       4               14,708             250,000              250,000             250,000
       5               18,856             250,000              250,000             250,000
       6               23,212             250,000              250,000             250,000
       7               27,785             250,000              250,000             250,000
       8               32,586             250,000              250,000             250,000
       9               37,628             250,000              250,000             250,000
      10               42,922             250,000              250,000             250,000
      11               48,481             250,000              250,000             250,000
      12               54,317             250,000              250,000             250,000
      13               60,446             250,000              250,000             250,000
      14               66,880             250,000              250,000             250,000
      15               73,637             250,000              250,000             250,000
      20              112,838             250,000              250,000             269,218
      25              162,869             250,000              250,000             409,503
      30              226,723             250,000              250,000             644,753

------------------------------------------------------------------------------------------------

                                                    Accumulated Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                  ------------------------------------------------------------

    End of          Accumulated          0%                  6%                  12%
     Year          Premiums (1)      (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413         $ 2,272             $  2,430             $ 2,589
       2                6,996           4,668                5,132               5,616
       3               10,758           7,001                7,927               8,930
       4               14,708           9,269               10,816              12,560
       5               18,856           11,473              13,804              16,538
       6               23,212           13,718              17,006              21,019
       7               27,785           15,923              20,346              25,963
       8               32,586           18,086              23,828              31,417
       9               37,628           20,207              27,457              37,437
      10               42,922           22,291              31,245              44,084
      11               48,481           24,456              35,372              51,680
      12               54,317           26,594              39,701              60,113
      13               60,446           28,702              44,243              69,475
      14               66,880           30,781              49,007              79,871
      15               73,637           32,834              54,008              91,419
      20              112,838           42,689              83,010             171,476
      25              162,869           51,452             119,763             305,599
      30              226,723           57,884             165,944             528,486

-----------------------------------------------------------------------------------------------

                                                    Surrender Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                   ------------------------------------------------------------

    End of          Accumulated           0%                   6%                  12%
     Year          Premiums (1)       (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413            $  107               $ 265               $  424
       2                6,996             2,503               2,967                3,451
       3               10,758             4,836               5,762                6,765
       4               14,708             7,104               8,651               10,395
       5               18,856             9,308              11,639               14,373
       6               23,212            11,656              14,945               18,957
       7               27,785            14,067              18,491               24,107
       8               32,586            16,539              22,281               29,871
       9               37,628            19,073              26,323               36,303
      10               42,922            21,672              30,626               43,465
      11               48,481            24,456              35,372               51,680
      12               54,317            26,594              39,701               60,113
      13               60,446            28,702              44,243               69,475
      14               66,880            30,781              49,007               79,871
      15               73,637            32,834              54,008               91,419
      20              112,838            42,689              83,010              171,476
      25              162,869            51,452             119,763              305,599
      30              226,723            57,884             165,944              528,486

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 2                  PRINCIPAL LIFE INSURANCE COMPANY                Initial Face Amount $250,000
                                       VUL ACCUMULATOR                          Death Benefit Option 1
PLANNED PREMIUM $3,250          MALE AGE 35 PREFERRED NON-SMOKER
                                  ASSUMING GUARANTEED CHARGES
                                      (All States)
-----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    -------------------------------------------------------------

    End of          Accumulated              0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)          (5.07% Net)        (11.07% Net)
       1              $ 3,413            $ 250,000           $ 250,000           $ 250,000
       2                6,996             250,000              250,000             250,000
       3               10,758             250,000              250,000             250,000
       4               14,708             250,000              250,000             250,000
       5               18,856             250,000              250,000             250,000
       6               23,212             250,000              250,000             250,000
       7               27,785             250,000              250,000             250,000
       8               32,586             250,000              250,000             250,000
       9               37,628             250,000              250,000             250,000
      10               42,922             250,000              250,000             250,000
      11               48,481             250,000              250,000             250,000
      12               54,317             250,000              250,000             250,000
      13               60,446             250,000              250,000             250,000
      14               66,880             250,000              250,000             250,000
      15               73,637             250,000              250,000             250,000
      20              112,838             250,000              250,000             250,000
      25              162,869             250,000              250,000             353,943
      30              226,723             250,000              250,000             550,986

----------------------------------------------------------------------------------------------

                                                  Accumulated Value (2)
                                             Assuming Hypothetical Gross
                                              Annual Investment Return of
                                   ---------------------------------------------------------

    End of          Accumulated        0%                  6%                  12%
     Year          Premiums (1)    (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413        $ 2,272             $ 2,430             $ 2,589
       2                6,996          4,489               4,948               5,425
       3               10,758          6,646               7,549               8,530
       4               14,708          8,741              10,237              11,927
       5               18,856         10,773              13,014              15,648
       6               23,212         12,737              15,877              19,720
       7               27,785         14,631              18,829              24,179
       8               32,586         16,456              21,872              29,065
       9               37,628         18,209              25,008              34,421
      10               42,922         19,886              28,238              40,296
      11               48,481         21,591              31,719              46,974
      12               54,317         23,220              35,321              54,343
      13               60,446         24,770              39,047              62,483
      14               66,880         26,235              42,899              71,478
      15               73,637         27,611              46,881              81,427
      20              112,838         32,756              68,688             149,781
      25              162,869         33,718              93,576             264,136
      30              226,723         27,733             121,593             451,628

-----------------------------------------------------------------------------------------------
                                                    Surrender Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                    -----------------------------------------------------------

    End of          Accumulated           0%                   6%                  12%
     Year          Premiums (1)       (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413            $  107               $ 265               $  424
       2                6,996             2,324               2,783                3,260
       3               10,758             4,481               5,384                6,365
       4               14,708             6,576               8,072                9,762
       5               18,856             8,608              10,849               13,483
       6               23,212            10,675              13,815               17,658
       7               27,785            12,776              16,973               22,323
       8               32,586            14,910              20,326               27,519
       9               37,628            17,075              23,874               33,287
      10               42,922            19,267              27,619               39,677
      11               48,481            21,591              31,719               46,974
      12               54,317            23,220              35,321               54,343
      13               60,446            24,770              39,047               62,483
      14               66,880            26,235              42,899               71,478
      15               73,637            27,611              46,881               81,427
      20              112,838            32,756              68,688              149,781
      25              162,869            33,718              93,576              264,136
      30              226,723            27,733             121,593              451,628

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 3                  PRINCIPAL LIFE INSURANCE COMPANY                Initial Face Amount $250,000
                                     VUL ACCUMULATOR                            Death Benefit Option 2
PLANNED PREMIUM $3,250         MALE AGE 35 PREFERRED NON-SMOKER
                                  ASSUMING CURRENT CHARGES
                                      (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413           $ 252,267           $ 252,425           $ 252,583
       2                6,996             254,655             255,117             255,599
       3               10,758             256,973             257,895             258,894
       4               14,708             259,222             260,761             262,494
       5               18,856             261,400             263,715             266,427
       6               23,212             263,615             266,873             270,847
       7               27,785             265,783             270,158             275,712
       8               32,586             267,904             273,574             281,065
       9               37,628             269,978             277,124             286,956
      10               42,922             272,009             280,819             293,442
      11               48,481             274,115             284,834             300,837
      12               54,317             276,187             289,035             309,023
      13               60,446             278,223             293,427             318,084
      14               66,880             280,224             298,019             328,115
      15               73,637             282,193             302,825             339,223
      20              112,838             291,535             330,397             415,461
      25              162,869             299,511             364,407             541,997
      30              226,723             304,486             404,586             750,407

--------------------------------------------------------------------------------------------------
                                                      Accumulated Value (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                   ------------------------------------------------------------

    End of          Accumulated            0%                  6%                  12%
     Year          Premiums (1)        (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $ 2,267             $ 2,425             $ 2,583
       2                6,996              4,655               5,117               5,599
       3               10,758              6,973               7,895               8,894
       4               14,708              9,222              10,761              12,494
       5               18,856             11,400              13,715              16,427
       6               23,212             13,615              16,873              20,847
       7               27,785             15,783              20,158              25,712
       8               32,586             17,904              23,574              31,065
       9               37,628             19,978              27,124              36,956
      10               42,922             22,009              30,819              43,442
      11               48,481             24,115              34,834              50,837
      12               54,317             26,187              39,035              59,023
      13               60,446             28,223              43,427              68,084
      14               66,880             30,224              48,019              78,115
      15               73,637             32,193              52,825              89,223
      20              112,838             41,535              80,397             165,461
      25              162,869             49,511             114,407             291,997
      30              226,723             54,486             154,586             500,407
----------------------------------------------------------------------------------------------

                                                    Surrender Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                   -----------------------------------------------------------

    End of          Accumulated           0%                  6%                  12%
     Year          Premiums (1)       (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $  102               $ 260               $ 418
       2                6,996             2,490               2,952               3,434
       3               10,758             4,808               5,730               6,729
       4               14,708             7,057               8,596              10,329
       5               18,856             9,235              11,550              14,262
       6               23,212            11,553              14,811              18,786
       7               27,785            13,927              18,303              23,857
       8               32,586            16,357              22,027              29,518
       9               37,628            18,844              25,990              35,822
      10               42,922            21,390              30,200              42,824
      11               48,481            24,115              34,834              50,837
      12               54,317            26,187              39,035              59,023
      13               60,446            28,223              43,427              68,084
      14               66,880            30,224              48,019              78,115
      15               73,637            32,193              52,825              89,223
      20              112,838            41,535              80,397             165,461
      25              162,869            49,511             114,407             291,997
      30              226,723            54,486             154,586             500,407

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 4                     PRINCIPAL LIFE INSURANCE COMPANY                      Initial Face Amount $250,000
                                         VUL ACCUMULATOR                                 Death Benefit Option 2
PLANNED PREMIUM $3,250             MALE AGE 35 PREFERRED NON-SMOKER
                                     ASSUMING GUARANTEED CHARGES
                                           (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $252,267           $ 252,425           $ 252,583
       2                6,996             254,476             254,933             255,409
       3               10,758             256,619             257,518             258,494
       4               14,708             258,695             260,183             261,863
       5               18,856             260,703             262,928             265,542
       6               23,212             262,637             265,748             269,555
       7               27,785             264,495             268,645             273,933
       8               32,586             266,276             271,619             278,713
       9               37,628             267,976             274,669             283,930
      10               42,922             269,591             277,792             289,623
      11               48,481             271,223             281,140             296,065
      12               54,317             272,768             284,580             303,131
      13               60,446             274,221             288,110             310,886
      14               66,880             275,575             291,728             319,394
      15               73,637             276,825             295,429             328,730
      20              112,838             281,039             314,783             390,736
      25              162,869             280,372             333,976             488,378
      30              226,723             271,939             349,359             641,558

---------------------------------------------------------------------------------------
                                                  Accumulated Value (2)
                                             Assuming Hypothetical Gross
                                              Annual Investment Return of
                                   ----------------------------------------------------

    End of          Accumulated        0%                  6%                  12%
     Year          Premiums (1)    (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413        $ 2,267             $ 2,425             $ 2,583
       2                6,996          4,476               4,933               5,409
       3               10,758          6,619               7,518               8,494
       4               14,708          8,695              10,183              11,863
       5               18,856         10,703              12,928              15,542
       6               23,212         12,637              15,748              19,555
       7               27,785         14,495              18,645              23,933
       8               32,586         16,276              21,619              28,713
       9               37,628         17,976              24,669              33,930
      10               42,922         19,591              27,792              39,623
      11               48,481         21,223              31,140              46,065
      12               54,317         22,768              34,580              53,131
      13               60,446         24,221              38,110              60,886
      14               66,880         25,575              41,728              69,394
      15               73,637         26,825              45,429              78,730
      20              112,838         31,039              64,783             140,736
      25              162,869         30,372              83,976             238,378
      30              226,723         21,939              99,359             391,558

------------------------------------------------------------------------------------------------
                                                      Surrender Value (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413             $   102               $ 260               $ 418
       2                6,996               2,311               2,768               3,244
       3               10,758               4,454               5,353               6,329
       4               14,708               6,530               8,018               9,698
       5               18,856               8,538              10,763              13,377
       6               23,212              10,575              13,686              17,493
       7               27,785              12,639              16,790              22,078
       8               32,586              14,729              20,073              27,167
       9               37,628              16,842              23,535              32,796
      10               42,922              18,973              27,173              39,005
      11               48,481              21,223              31,140              46,065
      12               54,317              22,768              34,580              53,131
      13               60,446              24,221              38,110              60,886
      14               66,880              25,575              41,728              69,394
      15               73,637              26,825              45,429              78,730
      20              112,838              31,039              64,783             140,736
      25              162,869              30,372              83,976             238,378
      30              226,723              21,939              99,359             391,558

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 5                       PRINCIPAL LIFE INSURANCE COMPANY           Initial Face Amount $250,000
                                           VUL ACCUMULATOR                      Death Benefit Option 3
PLANNED PREMIUM $3,250               MALE AGE 35 PREFERRED NON-SMOKER
                                       ASSUMING CURRENT CHARGES
                                           (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $253,250           $ 253,250           $ 253,250
       2                6,996             256,500             256,500             256,500
       3               10,758             259,750             259,750             259,750
       4               14,708             263,000             263,000             263,000
       5               18,856             266,250             266,250             266,250
       6               23,212             269,500             269,500             269,500
       7               27,785             272,750             272,750             272,750
       8               32,586             276,000             276,000             276,000
       9               37,628             279,250             279,250             279,250
      10               42,922             282,500             282,500             282,500
      11               48,481             285,750             285,750             285,750
      12               54,317             289,000             289,000             289,000
      13               60,446             292,250             292,250             292,250
      14               66,880             295,500             295,500             295,500
      15               73,637             298,750             298,750             298,750
      20              112,838             315,000             315,000             315,000
      25              162,869             331,250             331,250             400,047
      30              226,723             347,500             347,500             630,448

----------------------------------------------------------------------------------------------
                                                   Accumulated Value (2)
                                              Assuming Hypothetical Gross
                                               Annual Investment Return of
                                    --------------------------------------------------------

    End of          Accumulated         0%                  6%                  12%
     Year          Premiums (1)     (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413         $ 2,266             $ 2,424             $ 2,583
       2                6,996           4,651               5,114               5,597
       3               10,758           6,965               7,888               8,889
       4               14,708           9,207              10,749              12,486
       5               18,856          11,376              13,697              16,419
       6               23,212          13,578              16,848              20,839
       7               27,785          15,732              20,126              25,708
       8               32,586          17,836              23,533              31,070
       9               37,628          19,890              27,076              36,977
      10               42,922          21,897              30,764              43,490
      11               48,481          23,976              34,773              50,924
      12               54,317          26,018              38,968              59,167
      13               60,446          28,021              43,358              68,307
      14               66,880          29,985              47,952              78,444
      15               73,637          31,913              52,763              89,692
      20              112,838          40,986              80,462             167,472
      25              162,869          48,501             114,968             298,542
      30              226,723          52,457             156,757             516,761

--------------------------------------------------------------------------------------------
                                                  Surrender Value (2)
                                             Assuming Hypothetical Gross
                                              Annual Investment Return of
                                    --------------------------------------------------------

    End of          Accumulated         0%                  6%                  12%
     Year          Premiums (1)     (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413          $  101               $ 259               $ 418
       2                6,996           2,486               2,949               3,432
       3               10,758           4,800               5,723               6,724
       4               14,708           7,042               8,584              10,321
       5               18,856           9,211              11,532              14,254
       6               23,212          11,516              14,786              18,777
       7               27,785          13,876              18,270              23,853
       8               32,586          16,289              21,987              29,524
       9               37,628          18,756              25,942              35,843
      10               42,922          21,279              30,145              42,872
      11               48,481          23,976              34,773              50,924
      12               54,317          26,018              38,968              59,167
      13               60,446          28,021              43,358              68,307
      14               66,880          29,985              47,952              78,444
      15               73,637          31,913              52,763              89,692
      20              112,838          40,986              80,462             167,472
      25              162,869          48,501             114,968             298,542
      30              226,723          52,457             156,757             516,761

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 6                 PRINCIPAL LIFE INSURANCE COMPANY                 Initial Face Amount $250,000
                                    VUL ACCUMULATOR                             Death Benefit Option 3
PLANNED PREMIUM $3,250         MALE AGE 35 PREFERRED NON-SMOKER
                                ASSUMING GUARANTEED CHARGES
                                    (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $253,250           $ 253,250           $ 253,250
       2                6,996             256,500             256,500             256,500
       3               10,758             259,750             259,750             259,750
       4               14,708             263,000             263,000             263,000
       5               18,856             266,250             266,250             266,250
       6               23,212             269,500             269,500             269,500
       7               27,785             272,750             272,750             272,750
       8               32,586             276,000             276,000             276,000
       9               37,628             279,250             279,250             279,250
      10               42,922             282,500             282,500             282,500
      11               48,481             285,750             285,750             285,750
      12               54,317             289,000             289,000             289,000
      13               60,446             292,250             292,250             292,250
      14               66,880             295,500             295,500             295,500
      15               73,637             298,750             298,750             298,750
      20              112,838             315,000             315,000             315,000
      25              162,869             331,250             331,250             335,950
      30              226,723             347,500             347,500             524,123

-----------------------------------------------------------------------------------------------
                                                    Accumulated Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                    ---------------------------------------------------------

    End of          Accumulated          0%                  6%                  12%
     Year          Premiums (1)      (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413          $ 2,266             $ 2,424             $ 2,583
       2                6,996            4,472               4,929               5,406
       3               10,758            6,610               7,511               8,489
       4               14,708            8,679              10,170              11,854
       5               18,856           10,676              12,907              15,529
       6               23,212           12,595              15,717              19,539
       7               27,785           14,434              18,602              23,918
       8               32,586           16,191              21,562              28,701
       9               37,628           17,861              24,595              33,927
      10               42,922           19,440              27,699              39,639
      11               48,481           21,026              31,026              46,113
      12               54,317           22,515              34,442              53,232
      13               60,446           23,901              37,947              61,066
      14               66,880           25,175              41,537              69,691
      15               73,637           26,330              45,210              79,193
      20              112,838           29,694              64,428             143,553
      25              162,869           26,907              83,576             250,709
      30              226,723           13,112              99,070             429,609

------------------------------------------------------------------------------------------------
                                                      Surrender Value (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413              $  101               $ 259               $ 418
       2                6,996               2,307               2,764               3,241
       3               10,758               4,445               5,346               6,324
       4               14,708               6,514               8,005               9,689
       5               18,856               8,511              10,742              13,364
       6               23,212              10,534              13,655              17,478
       7               27,785              12,579              16,747              22,062
       8               32,586              14,645              20,016              27,155
       9               37,628              16,727              23,461              32,793
      10               42,922              18,822              27,081              39,021
      11               48,481              21,026              31,026              46,113
      12               54,317              22,515              34,442              53,232
      13               60,446              23,901              37,947              61,066
      14               66,880              25,175              41,537              69,691
      15               73,637              26,330              45,210              79,193
      20              112,838              29,694              64,428             143,553
      25              162,869              26,907              83,576             250,709
      30              226,723              13,112              99,070             429,609

(1) Assumes net interest of 5% compo

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             APPENDIX B
                           Target Premiums
                    Annual per $1,000 Face Amount


Issue Age    Male    Female   Unisex        Issue Age Male    Female     Unisex
---------    ----    ------   ------        --------- ----    ------     ------
        0    2.18      1.74     2.09            43    13.66     10.40     13.01
        1    2.18      1.74     2.09            44    14.29     10.88     13.61
        2    2.18      1.74     2.09            45    14.91     11.37     14.20
        3    2.18      1.74     2.09            46    15.89     11.86     15.08
        4    2.18      1.74     2.09            47    16.86     12.35     15.96
        5    2.18      1.74     2.09            48    17.84     12.85     16.84
        6    2.18      1.74     2.09            49    18.81     13.34     17.72
        7    2.18      1.74     2.09            50    19.79     13.83     18.60
        8    2.18      1.74     2.09            51    20.77     14.32     19.48
        9    2.18      1.74     2.09            52    21.74     14.81     20.35
       10    2.18      1.74     2.09            53    22.72     15.30     21.24
       11    2.29      1.83     2.20            54    23.69     15.79     22.11
       12    2.40      1.91     2.30            55    24.67     16.28     22.99
       13    2.51      2.00     2.41            56    25.91     17.56     24.24
       14    2.62      2.08     2.51            57    27.16     18.85     25.50
       15    2.73      2.17     2.62            58    28.40     20.13     26.75
       16    2.96      2.36     2.84            59    29.65     21.42     28.00
       17    3.20      2.54     3.07            60    30.89     22.70     29.25
       18    3.43      2.73     3.29            61    32.13     23.98     30.50
       19    3.67      2.91     3.52            62    33.38     25.27     31.76
       20    3.90      3.10     3.74            63    34.62     26.55     33.01
       21    3.92      3.11     3.76            64    35.87     27.84     34.26
       22    3.94      3.13     3.78            65    37.11     29.12     35.51
       23    3.95      3.14     3.79            66    37.47     29.68     35.91
       24    3.97      3.16     3.81            67    37.83     30.25     36.31
       25    3.99      3.17     3.83            68    38.19     30.81     36.71
       26    4.46      3.50     4.27            69    38.55     31.37     37.11
       27    4.93      3.84     4.71            70    38.91     31.94     37.52
       28    5.39      4.17     5.15            71    39.46     32.50     38.07
       29    5.86      4.51     5.59            72    40.02     33.06     38.63
       30    6.33      4.84     6.03            73    40.58     33.62     39.19
       31    6.80      5.17     6.47            74    41.14     34.19     39.75
       32    7.26      5.51     6.91            75    41.70     34.75     40.31
       33    7.73      5.84     7.35            76    43.93     36.61     42.47
       34    8.19      6.18     7.79            77    46.15     38.46     44.61
       35    8.66      6.51     8.23            78    48.38     40.32     46.77
       36    9.29      7.00     8.83            79    50.60     42.18     48.92
       37    9.91      7.48     9.42            80    52.83     44.04     51.07
       38   10.54      7.97    10.03            81    55.05     45.89     53.22
       39   11.16      8.45    10.62            82    57.28     47.75     55.37
       40   11.79      8.94    11.22            83    59.50     49.61     57.52
       41   12.41      9.43    11.81            84    61.73     51.46     59.68
       42   13.04      9.91    12.41            85    63.95     53.32     61.82


PART II. OTHER INFORMATION


UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940 Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

REPRESENTATIONS PURSUANT TO RULE 6e-3(T) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940. Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:

1) Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

3) The   Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

4) The Variable Life   Separate   Account will invest only in management
  investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:


 The facing sheet;


     The prospectus, consisting of 61 pages;


 The undertaking to file reports;


 The undertaking pursuant to Rule 484;


 Representations pursuant to Rule 6e-3(T);


 The signatures;


 Written consents of the following persons:


     Ernst & Young LLP


The following exhibits

1.           Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under
             designations based on such instructions
1.A1         Resolution of Executive Committee of Board of Directors of
             Principal Life Insurance Company establishing the Variable Life
             Separate Account (filed 7/24/01)
1.A3A.a      Distribution Agreement between Princor Financial Services
             Corporation and Principal Life Insurance Company **
1.A3B.a      Form of Selling Agreement*
1.A3B.b      Registered Representative Agreement (filed 7/24/01)
1.A3C        Schedule of sales commissions*
1.A5.a       Form of Policy (filed 7/24/01)
1.A5.a.i     Accelerated Benefit Rider (filed 7/24/01)
1.A5.a.ii    Accidental Death Benefit Rider (filed 7/24/01)
1.A5.a.iii   Accounting Benefit Rider
1.A5.a.iv    Aviation Exclusion Rider (filed 7/24/01)
1.A5.a.v     Change of Insured
1.A5.a.vi    Children Term Insurance Rider (filed 7/24/01)
1.A5.a.vii   Cost of Living Increase Rider (filed 7/24/01)
1.A5.a.viii  Death Benefit Guarantee Rider (filed 7/24/01)
1.A5.a.ix    Extended Coverage Rider (filed 7/24/01)
1.A5.a.x     Hazardous Sports Rider (filed 7/24/01)
1.A5.a.xi    Salary Increase Rider (filed 7/24/01)
1.A5.a.xii   Spouse Term Insurance Rider (filed 7/24/01)
1.A5.a.xiii  Supplemental Benefit Rider (filed 7/24/01)
1.A5.a.xiv   Waiver of Monthly Policy Charge Rider (filed 7/24/01)
1.A5.a.xv    Waiver of Specified Premium Rider (filed 7/24/01)
1.A6.a       Articles of Incorporation, as Amended of Principal Life Insurance
             Company (filed 7/24/01)
1.A6.b       By-laws of Principal Life Insurance Company (filed 7/24/01)
1.A10.a      Form of Application (filed 7/24/01)
1.A10.b      Form of Conversion Application (filed 7/24/01)
1.A10.c      Form of Supplemental Application*
2.           Opinion and consent of Karen E. Shaff, Senior Vice President and
             General Counsel (filed 7/24/01)
3.           Financial Statement Schedules*
4.           Not applicable
5.           Not applicable
6.           Consent of Ernst & Young LLP*
7.           Description of Issuance, Transfer and Redemption Procedures
             Pursuant to Rule 6e-3(T)(b)(12)(iii)*
8.           Powers of Attorney of Directors of Principal Life Insurance
             Company (filed 7/24/01)
9.           Opinion and Consent of Lisa Butterbaugh (filed 7/24/01)

* Filed herein
** To be filed by Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 16th day of November, 2001.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT


(Registrant)


By: PRINCIPAL LIFE INSURANCE COMPANY


(Depositor)


By:    /s/ David J. Drury
       ------------------
   David J. Drury
   Chairman and Chief Executive Officer

Attest:


         /s/ Joyce N. Hoffman
         --------------------
   Joyce N. Hoffman
   Senior Vice President and
   Corporate Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated

 .

       SIGNATURE                     TITLE                      DATE
/s/ D. J. Drury
---------------                                              11/16/2001
                                                        ------------
D. J. Drury              Chairman and
                         Chief Executive Officer

/s/ D. C. Cunningham
--------------------                                         11/16/2001
                                                        ------------
D. C. Cunningham         Vice President and
                         Controller (Principal
                         Accounting Officer)

/s/ M. H. Gersie
----------------                                             11/16/2001
                                                        ------------
M. H. Gersie             Senior Vice President
                         (Principal Financial Officer)

(B. J. Bernard)*
----------------                                             11/16/2001
                                                        ------------
B. J. Bernard            Director

(J. Carter-Miller)*
-------------------                                          11/16/2001
                                                        ------------
J. Carter-Miller         Director

(C. D. Gelatt, Jr.)*
--------------------                                         11/16/2001
                                                        ------------
C. D. Gelatt, Jr.        Director

(J. B. Griswell)*
-----------------                                            11/16/2001
                                                        ------------
J. B. Griswell           Director

(S. L. Helton)*
---------------                                              11/16/2001
                                                        ------------
S. L. Helton             Director

(C. S. Johnson)*
----------------                                             11/16/2001
                                                        ------------
C. S. Johnson            Director

(W. T. Kerr)*
-------------                                                11/16/2001
                                                        ------------
W. T. Kerr               Director

(L. Liu)*
 --------                                                    11/16/2001
                                                        ------------
L. Liu                   Director

(V. H. Loewenstein)*
--------------------                                         11/16/2001
                                                        ------------
V. H. Loewenstein        Director

(R. D. Pearson)*
----------------                                             11/16/2001
                                                        ------------
R. D. Pearson            Director

(F. F. Pena)*
 ------------                                                11/16/2001
                                                        ------------
F. F. Pena               Director

(D. M. Stewart)*
----------------                                             11/16/2001
                                                        ------------
D. M. Stewart            Director

(E. E. Tallett)*
----------------                                             11/16/2001
                                                        ------------
E. E. Tallett            Director

*By    /s/ David J. Drury
       ------------------
   David J. Drury
   Chairman and Chief Executive Officer

   Pursuant to Powers of Attorney
   Previously Filed or Included Herein